SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: February 14, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-☐  Form 40-F-☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐  No:☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.)

Enclosed:

Material Change Report
Share Sale Agreement relating to Shares in Arbutus Holding Ltd.
Share Sale Agreement relating to Shares in Beviron Pty Limited
Head Agreement in relation to the acquisition of the Savage River Iron Ore mine.

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: February 14, 2005	By:	/s/ Beverly A. Bartlett

BEVERLY A. BARTLETT
Corporate Secretary

Form 51-102F3

Material Change Report

1.	NAME AND ADDRESS OF COMPANY

Ivanhoe Mines Ltd. (the “Company”) World Trade Centre Suite 654 - 999 Canada Place Vancouver, British Columbia V6C 3E1

2.	DATE OF MATERIAL CHANGE

February 4, 2005

3.	NEWS RELEASE

The news release was issued on February 7, 2005 and disseminated through the facilities of recognized newswire services.

4.	SUMMARY OF MATERIAL CHANGE

The Company has entered into a series of agreements dated February 4, 2005 (collectively, the “Agreements”) with Stemcor Holdings Limited and certain of its subsidiaries (collectively, “Stemcor”), pursuant to which Stemcor has agreed to purchase and the Company has agreed to sell 100% of its interest in the Savage River iron ore mine in Tasmania, Australia (the “Savage River Project”). The consideration payable to the Company will consist of U.S.$21.5 million in cash and a series of contingent, escalating-scale annual payments based on iron ore pellet prices over the next five years.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Pursuant to the Agreements, Stemcor will purchase and the Company will sell its 100% interest in the Savage River Project. The consideration payable to the Company will consist of U.S.$21.5 million in cash (the “Initial Cash Consideration”) and a series of contingent, escalating-scale annual payments based on iron ore pellet prices over the next five years (the “Deferred Cash Consideration”).

The Initial Cash Consideration will be paid in two tranches. The first U.S.$15 million tranche will be paid at closing. The second U.S.$6.5 million tranche will be paid on July 31, 2005 or, at Stemcor’s election, on January 31, 2006. If Stemcor elects to defer payment of the second tranche, Stemcor will pay an additional U.S.$195,000 to the Company.

The Deferred Cash Consideration will be payable in five annual instalments. Each annual instalment is to be paid no later than March 31 (the “Instalment Payment Date”) commencing on March 31, 2006. The amount of each annual instalment of the Deferred Cash Consideration will be determined based on the following formula:

NPPM x U.S.$1,800,000 x Cashflow Adjustment

where

“NPPM” means Nibrasco Pellet Price multiplier in accordance with the table set out below;

“Nibrasco Pellet Price” means the price per metric tonne calculated with reference to the quoted Nibrasco/JSM pellet price; and

“Cashflow Adjustment” means a fraction of which (i) the numerator is the total number of tonnes of pellets sold during the relevant twelve month period ending on the Instalment Payment Date and (ii) the denominator is 1,800,000.

The NPPM in respect of each year in which an annual instalment is required to be paid is to be determined with reference to the following table:

NPPM	Nibrasco Pellet Price as of each Instalment Payment Date

Nil	less than U.S.$30

1	Greater than or equal to U.S.$30 but less than U.S.$35

1.5	Greater than or equal to U.S.$35 but less than U.S.$40

2	Greater than or equal to U.S.$40 but less than U.S.$42.50

3	Greater than or equal to U.S.$42.50 but less than U.S.$43.75

3.5	Greater than or equal to U.S.$43.75 but less than U.S.$45

4	Greater than or equal to U.S.$45 but less than U.S.$47.50

5	Greater than or equal to U.S.$47.50 but less than U.S.$50

6	Greater than or equal to U.S.$50 but less than U.S.$55

7.75	Greater than or equal to U.S.$55 but less than U.S.$60

9.5	Greater than or equal to U.S.$60 but less than U.S.$65

11.25	Greater than or equal to U.S.$65 but less than U.S.$70

NPPM	Nibrasco Pellet Price as of each Instalment Payment Date
13	Greater than or equal to U.S.$70 but less than U.S.$75

14.75	Greater than or equal to U.S.$75 but less than U.S.$80

16.5	Greater than or equal to U.S.$80

The current Nibrasco Pellet Price is U.S.$38.10 per tonne. Fuelled by strong demand for iron ore pellets from Chinese, Japanese, Korean and European steel mills, international pellet prices have risen sharply in recent years, increasing approximately 10% in 2003 and a further 19% in 2004. If the Nibrasco Pellet Price were to average U.S.$40 per tonne over the next five years, the total Deferred Cash Consideration payable to the Company would be approximately US$18 million, assuming average annual production from the Savage River Project of 1.8 million tonnes. Based on a five year average Nibrasco Pellet Price of U.S.$60 per tonne, the total Deferred Cash Consideration payable to the Company would be approximately US$85.5 million and at a five year average of U.S.$70 per tonne the total Deferred Cash Consideration would be approximately U.S.$117 million.

The Company’s indirect, wholly-owned subsidiary, Goldamere Pty. Ltd (“Goldamere”) has been producing iron ore pellets and concentrate from the Savage River Project, which consists of mining, pelletizing and shipping facilities in the state of Tasmania, since 1997. The Company acquired Goldamere in 2000. The Savage River’s pellet production in 2004 was approximately 2.1 million tonnes.

Stemcor is a global provider of specialist services to the steel industry, in areas such as raw-material supply, finished-product marketing, logistics and trade finance.

The closing of the transaction, which is subject to regulatory approval, is expected to occur on or before February 28, 2005.

The Company’s decision to sell its interest in the Savage River Project is part of an ongoing plan to rationalize non-core assets as it focuses on the development of its Oyu Tolgoi copper and gold project in Mongolia.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

No confidential information has been omitted from this material change report.

8.      EXECUTIVE OFFICER

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Beverly A. Bartlett
Ivanhoe Mines Ltd.
Suite 654 - 999 Canada Place
Vancouver, British Columbia
V6C 3E1

Telephone: (604) 688-5755

9.	DATE OF REPORT

DATED at Vancouver, British Columbia this 14th day of February, 2005.

IVANHOE MINES LTD.

Per:	“Beverly A. Bartlett”

Beverly A. Bartlett
Corporate Secretary

Share sale agreement

relating to shares in Arbutus Holding
Ltd.

Ivanhoe Mines Ltd. (Vendor)

Dominant Holdings AG (Purchaser)

Share sale agreement

Details		4

Agreed terms		5

1.	Defined terms & interpretation	5
1.1	Defined terms from Head Agreement	5
1.2	Defined terms	5
1.3	Interpretation	6
1.4	Headings	7

2.	Conditions	7

2.1	Conditions	7
2.2	Waiver of Conditions	8
2.3	Conduct of the parties	8
2.4	Failure of Condition	8

3.	Sale and purchase	8

4.	Purchase Price	8

4.1	Purchase Price	8
4.2	Payment of the Purchase Price	8

5.	Completion	8

5.1	Time and place	8
5.2	Obligations of the Vendor	8
5.3	Obligations of the Purchaser	9
5.4	Simultaneous actions at Completion	9
5.5	Effect of failure to deliver by Vendor	9
5.6	Effect of failure to deliver by Purchaser	10
5.7	Records	10
5.8	Proxy and address for notices	10

6.	Obligations before Completion	10

6.1	Continuity of Business	10
6.2	Access to Business and Records	10
6.3	Purchaser’s obligations	10
6.4	Right to copy and consult	10

7.	Warranties by the Vendor	11

7.1	Warranties	11
7.2	Application of the Warranties	11
7.3	Qualifications	11
7.4	Acknowledgments	11
7.5	Financial limits on Claims	11
7.6	Time limits on Claims	11
7.7	Other limits on Claims	12
7.8	Maximum aggregate liability for Claims	12
7.9	Transaction Consideration not known	12
7.10	Vendor Indemnity where Transaction Consideration not known	12
7.11	Purchaser Indemnity where Transaction Consideration not known	13
7.12	Exclusions of limitations	13

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 2

7.13	Notice of potential Claim	13
7.14	Conduct of third party Claims	13
7.15	Rights of the Purchaser	14
7.16	Costs indemnity	14
7.17	Security for costs	14
7.18	Warranty payments	15
7.19	Benefits or credits received by the Company or the Purchaser	15
7.20	Meaning of Vendor’s knowledge	15
7.21	Taxation indemnity	15
7.22	Trade Practices Act	15
7.23	Financial forecasts	15

8.	GST	16

8.1	Interpretation	16
8.2	GST gross up	16
8.3	Reimbursements	16
8.4	Tax invoice	16

9.	Notices and other communications	16

9.1	Service of notices	16
9.2	Effective on receipt	16

10.	Miscellaneous	16

10.1	Alterations	16
10.2	Approvals and consents	17
10.3	Assignment	17
10.4	Costs	17
10.5	Stamp duty	17
10.6	Survival	17
10.7	Counterparts	17
10.8	No merger	17
10.9	Entire agreement	17
10.10	Further action	17
10.11	Severability	17
10.12	Waiver	17
10.13	Relationship	17
10.14	Governing law and jurisdiction	18

Schedule 1 - Details of the Company		19

Schedule 2 - Warranties		20

Signing page		25

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 3

Details

Date	4 February 2005

Parties

Name	Ivanhoe Mines Ltd. ARBN 075 217 097
Short form name	Vendor
Notice details	Suite 654, 999 Canada Place, Vancouver, British Columbia V6C 3E1, Canada
Facsimile +1 604 682 6728
Attention Peter Meredith

Name	Dominant Holdings AG - CH-130.0.005.376-5
Short form name	Assignee
Notice details	Poststrasse 5
CH-8808 Pfaeffikon SZ
Switzerland
Facsimile +41 58 261 5001
Attention Andreas Baer

Background

A	The Shares are legally and beneficially owned by the Vendor.

B	The Vendor has agreed to sell and the Purchaser has agreed to purchase the Shares on the terms and conditions set out in this agreement.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 4

Agreed terms

1.	Defined terms & interpretation

1.1	Defined terms from Head Agreement

Terms defined in the Head Agreement have the same meanings when used in this document unless otherwise defined in this document.

1.2	Defined terms

In this agreement:

Business means the business carried on by the Company as at the date of this agreement, being the lending of money, on a secured basis, to Goldamere Pty Limited ACN 073 634 581.

Claim includes a claim, notice, demand, action, proceeding, litigation, investigation, judgment, damage, loss, cost, expense or liability however arising, whether present, unascertained, immediate, future or contingent, whether based in contract, tort or statute and whether involving a third party or a party to this agreement.

Company means Arbutus Holding Ltd., a company incorporated in the British Virgin Islands, registration number 497003, further details of which are set out in Schedule 1.

Completion means completion of the sale and purchase of the Shares contemplated by this agreement.

Completion Date means 28 February 2005 provided that all the Conditions have been fulfilled (or waived under clause 2.2) or, in the event that all the Conditions have not been fulfilled (or waived under clause 2.2) before 25 February 2005, the fifth Business Day after the date on which all the Conditions have been fulfilled (or waived under clause 2.2).

Conditions means the conditions set out in clause 2.1.

Costs Assessor means a costs assessor appointed under clause 7.17.

Disclosure Letter means the letter from the Vendor to the Purchaser of the same date as this agreement entitled ‘Disclosure Letter’.

Due Diligence Material means the information and documents provided to the Purchaser before the date of this agreement, a list of which is attached to the Disclosure Letter.

Encumbrance includes any:

(a)	security for the payment of money or performance of obligations, including a mortgage, charge, lien, pledge or trust;

(b)	right, interest or arrangement which has the effect of giving another person a preference, priority or advantage over creditors including any right of set-off;

(c)	notice or direction under sections 218 or 255 of the Income Tax Assessment Act 1936 (Cwlth) or under section 74 of the Sales Tax Assessment Act 1992 (Cwlth) or under section 260-5 of the Taxation Administration Act 1953 (Cwlth) or under any provision of any law which has a similar effect;

(d)	right that a person (other than the owner) has to remove something from land (known as a profit à pendre), easement, public right of way, restrictive or positive covenant, lease, or licence to use or occupy; or

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 5

(e)	third party right or interest or any right arising as a consequence of the enforcement of a judgment,

or any agreement to create any of them or allow them to exist.

Governmental Authority includes any governmental, semi-governmental, municipal or statutory authority, instrumentality, organisation, body or delegate (including without limitation any town planning or development authority, public utility, environmental, building, health, safety or other body or authority) having jurisdiction, authority or power over or in respect of the Company.

Head Agreement means the agreement so entitled and dated 4 February 2005 between the Vendor, the Purchaser, Dominant Holdings AG and Stemcor Holdings Ltd.

Liabilities includes all liabilities (whether actual, contingent or prospective), losses, damages, costs and expenses of whatever description.

Purchase Price means the amount payable under clause 4.

Records means all original and copy records, documents, books, files, reports, accounts, plans, correspondence, letters and papers of every description and other material regardless of their form or medium and whether coming into existence before, on or after the date of this agreement, belonging or relating to or used by the Company including (without limitation) certificates of registration, minute books, statutory books and registers, books of account, Tax returns, title deeds and other documents of title, customer lists, price lists, computer programs and software, and trading and financial records.

Security means an amount to be paid to the Claimee in accordance with clause 7.17.

Shares means all of the shares in the share capital of the Company.

Tax means all forms of taxes, duties, imposts, charges, withholdings, rates, levies or other governmental impositions of whatever nature and by whatever authority imposed, assessed or charged together with all costs, charges, interest, penalties, fines, expenses and other additional statutory charges, incidental or related to the imposition.

UBS Debt means the amount of A$72,497,920 principal and A$2,391,881 interest owing by Goldamere to the Company as evidenced and secured by the documents provided by Minter Ellison to the Purchaser and described as ‘Documents Relating to UBS Financing of Goldamere Pty Ltd’.

Warranties means each of the representations and warranties given under clause 7 and set out in Schedule 2.

1.3	Interpretation

In this agreement, except where the context otherwise requires:

(a)	the singular includes the plural and vice versa, and a gender includes other genders;

(b)	another grammatical form of a defined word or expression has a corresponding meaning;

(c)	a reference to a clause, paragraph, schedule or annexure is to a clause or paragraph of, or schedule or annexure to, this agreement, and a reference to this agreement includes any schedule or annexure;

(d)	a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

(e)	a reference to A$, $A or AUD is to Australian currency;

(f)	a reference to US$, $US or USD is to United States currency;

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 6

(g)	a reference to time is to Sydney, Australia time;

(h)	a reference to a party is to a party to this agreement, and a reference to a party to a document includes the party’s executors, administrators, successors and permitted assigns and substitutes;

(i)	a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

(j)	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(k)	a word or expression defined in the Corporations Act has the meaning given to it in the Corporations Act;

(l)	the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;

(m)	any agreement, representation, warranty or indemnity by two or more parties (including where two or more persons are included in the same defined term) binds them jointly and severally;

(n)	any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(o)	a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this agreement or any part of it; and

(p)	if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.

(q)	a reference to except as disclosed is to something disclosed in this agreement or the Disclosure Letter.

1.4	Headings

Headings are for ease of reference only and do not affect interpretation.

2.	Conditions

2.1	Conditions

Completion must not occur until all of the following Conditions are fulfilled:

Party entitled to
Condition	benefit

All consents necessary or relevant for the sale and purchase of the Shares contemplated by this agreement to take place without breaching any statute or agreement are granted and received either:	The Vendor

(a) without conditions or requirements; or

(b) with conditions and requirements that are acceptable to the Vendor and (to the extent that they affect the Purchaser or the Company) to the Purchaser.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 7

The prior completion of the Deed of Assignment with Deeds of Acknowledgment (as that term is defined in clause 1.2 of the Deed of Assignment) in a form reasonably agreed between the parties to the Deed of Assignment.
The Purchaser and the Vendor

The contemporaneous completion of the Beviron Agreement.	The Purchaser and the Vendor

2.2	Waiver of Conditions

A Condition may only be waived in writing by each party entitled to the benefit of that Condition (as specified in relation to each Condition in the second column of the table in clause 2.1) and will be effective only to the extent specifically set out in that waiver.

2.3	Conduct of the parties

Each party must use all reasonable efforts within its own capacity to ensure that each Condition is fulfilled before 5.00pm on 25 February 2005.

2.4	Failure of Condition

If a party has complied with its obligations under clause 2.3, it may terminate this agreement by giving notice in writing to the other parties if one or more Conditions are not fulfilled by 5.00pm on 25 February 2005 or another date agreed by the parties in writing.

3.	Sale and purchase

The Vendor as beneficial owner agrees to sell to the Purchaser and the Purchaser agrees to buy from the Vendor the Shares:

(a)	for the Purchase Price;

(b)	free from Encumbrances;

(c)	with all rights, including dividend and voting rights, attached or accrued to them on or after the date of this agreement; and

(d)	subject to this agreement.

4.	Purchase Price

4.1	Purchase Price

The Purchase Price for the Shares is the Arbutus Consideration.

4.2	Payment of the Purchase Price

The Purchaser must pay the Purchase Price in accordance with clause 3 of the Head Agreement.

5.	Completion

5.1	Time and place

If all the Conditions have been fulfilled or waived under clause 2.2, Completion will take place at 10:00am on the Completion Date at the offices of Minter Ellison at Level 19, 88 Phillip Street, Sydney or another time and place agreed by the parties.

5.2	Obligations of the Vendor

At or before Completion, the Vendor must:

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 8

(a)	deliver to the Purchaser a duly executed and completed transfer in favour of the Purchaser of the Shares in registrable form (except for the impression of stamp duty or other taxes of a similar nature) together with the relevant share certificates;

(b)	produce to the Purchaser any power of attorney or other authority under which the transfer of the Shares is executed;

(c)	deliver to the Purchaser duly executed instruments irrevocably waiving in favour of the Purchaser all rights of pre-emption which any person has in respect of any of the Shares;

(d)	deliver to the Purchaser copies of any other consents and waivers required under clause 2;

(e)	cause the board of directors of the Company to resolve that the transfer of the Shares (subject only to the payment of stamp duty or other taxes of a similar nature on the transfers) be approved and registered on the share register of the Company;

(f)	cause the board of directors of the Company to resolve to appoint as directors of the Company those individuals in respect of who the Purchaser has delivered to the Company a consent to act as a director of the Company;

(g)	deliver the resignation of directors of the Company nominated by the Purchaser prior to Completion and their acknowledgment that they have received all entitlements to which they are entitled up to the date of the resignation and have no further claim against the Company;

(h)	deliver to the Purchaser all Records in its possession (other than those which the Vendor is entitled to retain under clause 5.5);

(i)	deliver to the Purchaser an irrevocable appointment by the Vendor of the Purchaser as its sole proxy to attend and vote at meetings of the Company;

(j)	deliver to the Purchaser an irrevocable notice of change of address of the Vendor for service of notices and correspondence by the Company to Suite 2, Level 13, 15 Blue Street North Sydney, NSW 2060;

(k)	deliver to the Purchaser the common seal (if any) of the Company;

(l)	do all other things necessary or desirable to transfer the Shares, to complete any other transaction contemplated by this agreement and to place the Purchaser in effective control of the Company and the Business.

5.3	Obligations of the Purchaser

The Purchaser must, at or before Completion, deliver to the Vendor any consents or waivers required under clause 2.

5.4	Simultaneous actions at Completion

In respect of Completion:

(a)	the obligations of the parties under this agreement are interdependent;

(b)	all actions required to be performed will be taken to have occurred simultaneously on the Completion Date; and

(c)	the Purchaser need not complete the purchase of any of the Shares unless the purchase of all the Shares is completed simultaneously.

5.5	Effect of failure to deliver by Vendor

If the Vendor fails to deliver any items which are due from it on Completion by the date of Completion, the Purchaser is entitled to terminate this document on giving 14 days prior written

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 9

notice to the Vendor. Termination does not affect any other rights which the Purchaser may have. If the Vendor is able in the notice period to deliver the items in question then Completion must be reconvened to allow it to do so.

5.6	Effect of failure to deliver by Purchaser

If the Purchaser fails to deliver any items which are due from it on Completion by the date of Completion, the Vendor is entitled to terminate this document on giving 14 days prior written notice to the Purchaser. Termination does not affect any other rights which the Vendor may have. If the Purchaser is able in the notice period to deliver the items in question then Completion must be reconvened to allow it to do so.

5.7	Records

The Vendor may retain after Completion copies of any Records necessary for it to comply with any applicable law (including, without limitation, any applicable Tax law) and to prepare Tax or other returns required of it by law.

5.8	Proxy and address for notices

While the Vendor remains the registered holder of any of the Shares, the Vendor must:

(a)	not attend or vote at meetings of the Company except through the Purchaser as its proxy;

(b)	do everything else that it may do in the capacity of registered holder of the Shares, including dealing with the Shares, and with any distribution, property or right derived from them, in accordance with the Purchaser’s directions; and

(c)	not change its address for service of notices or any correspondence by the Company from the address of the Purchaser.

6.	Obligations before Completion

6.1	Continuity of Business

Until Completion, the Vendor must not do anything other than carry on the Business in the ordinary course.

6.2	Access to Business and Records

The Vendor will allow the Purchaser, its employees, agents and representatives reasonable access to the Records at all reasonable times before Completion to enable the Purchaser, as is reasonably necessary, to:

(a)	become familiar with the Business and the affairs of the Company; and

(b)	investigate the accuracy of the Warranties.

6.3	Purchaser’s obligations

The Purchaser must ensure that any access under clause 6.2 is exercised and conducted in a manner to avoid unreasonable disruption to the conduct of the Business and the activities and operations of the Company and its employees.

6.4	Right to copy and consult

For the purposes of clause 6.2, the Purchaser may:

(a)	make copies of material examined;

(b)	consult with the officers of the Company; and

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 10

(c)	with the prior consent of the Vendor (which consent may not be unreasonably withheld), consult with employees of the Company.

7.	Warranties by the Vendor

7.1	Warranties

The Vendor represents and warrants to the Purchaser that each of the Warranties is true and accurate at the date of this agreement and will be true and accurate on the Completion Date.

7.2	Application of the Warranties

Each of the Warranties:

(a)	remains in full force and effect after Completion; and

(b)	is separate and independent and is not limited by reference to any other Warranty.

7.3	Qualifications

The Warranties are given subject to and qualified by, and the Purchaser is not entitled to claim that any fact, matter or circumstance causes any of the Warranties to be breached if and to the extent, but only to the extent, that the fact, matter or circumstance is fairly disclosed in:

(a)	this agreement;

(b)	the Disclosure Letter; or

(c)	the Due Diligence Materials.

7.4	Acknowledgments

The Purchaser acknowledges and agrees with the Vendor that:

(a)	the Warranties are the only warranties that the Purchaser requires, and on which the Purchaser has relied, in entering into this agreement;

(b)	for the avoidance of doubt, no warranty or representation, expressed or implied, is given in relation to any expression of intention or expectation nor any forecast, budget or projection contained or referred to in the Due Diligence Material; and

(c)	to the extent permitted by law, all other warranties, representations and undertakings (whether express or implied and whether oral or in writing) made or given by the Company or its employees, customers, agents or representatives are expressly excluded.

7.5	Financial limits on Claims

The Vendor has no liability for a Claim for a breach of any Warranty:

(a)	unless the amount of the Claim in respect of that breach is US$100,000 or more; and

(b)	until the aggregate of all Claims of US$100,000 or more for breach of the Warranties under this agreement exceeds US$1,000,000, in which event the Purchaser may claim the whole amount.

7.6	Time limits on Claims

Subject to Clause 7.12, the Vendor has no liability for breach of any Warranty unless:

(a)	in the case of a Claim relating to any Warranty other than Warranty 8, the Purchaser has given written notice of the Claim to the Vendor under clause 7.13 on or before the date being 15 months after the Completion Date; and

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 11

(b)	in the case of a Claim relating to Warranty 8, the Purchaser has given written notice of the Claim to the Vendor under clause 7.13 on or before the seventh anniversary of the Completion Date; and

(c)	in either case, unless the Claim has been settled or legal proceedings in a court of competent jurisdiction in respect of the Claim have been commenced by the Purchaser against the Vendor within 1 year of the Claim being notified by the Purchaser under clause 7.13.

7.7	Other limits on Claims

The liability of the Vendor in respect of any Claim for breach of any Warranty is reduced or extinguished (as the case may be) to the extent that:

(a)	the Claim has arisen as a result of or in consequence of any voluntary act, omission, transaction or arrangement of or on behalf of the Purchaser after Completion; or

(b)	the Claim is as a result of or in respect of, or where the Claim arises from, any increase in the rate of Tax liable to be paid or any imposition of Tax not in effect at the date of this agreement; or

(c)	the Purchaser has not complied with clause 7.14; or

(d)	the Claim occurs or is increased as a result of legislation not in force or in effect at the date of this agreement; or

(e)	the Claim occurs as a result of a change after the date of this agreement in any law or interpretation of law; or

(f)	the Purchaser is aware of any fact, matter or thing that it should reasonably know constitutes, or would be reasonably expected with the lapse of time to constitute, a breach of that Warranty.

7.8	Maximum aggregate liability for Claims

Subject to clause 7.12, the maximum aggregate liability of the Vendor (including legal costs and expenses incurred in defending a Claim from a third party), as a result of Claims for breach of the Warranties under any of the Transaction Documents is limited to the Transaction Consideration..

7.9	Transaction Consideration not known

If the final amount of the Transaction Amount is not known at any relevant time in relation to a Claim for breach of the Warranties under the Transaction Documents, the liability of the Vendor is not limited in respect of any such Claim to the amount of the Transaction Consideration at that time, but to the Transaction Consideration when it is finally known.

7.10	Vendor Indemnity where Transaction Consideration not known

In the event that the Transaction Consideration at the time of the determination of any Claim for breach of the Warranties under the Transaction Documents is less than the amount that the Purchaser would have been entitled but for the Transaction Consideration not being finally known (Known Transaction Consideration), the Vendor undertakes to the Purchaser to keep the Purchaser at all times fully and effectively indemnified for the difference between the amount that the Purchaser would have been entitled but for the Transaction Consideration not being finally known and the Known Transaction Consideration, up to the amount of the Transaction Consideration when it is finally known.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 12

7.11	Purchaser Indemnity where Transaction Consideration not known

In the event that the Transaction Consideration at the time of the determination of any Claim for breach of the Warranties under the Transaction Documents is more than the Known Transaction Consideration, the Purchaser undertakes to the Vendor to keep the Vendor at all times fully and effectively indemnified for the difference between the amount of the Known Transaction Consideration and the amount that the Purchaser would have been entitled, but for the Transaction Consideration not being finally known.

7.12	Exclusions of limitations

The limitations in:

(a)	Clauses 8.5, 8.6 (a) or (b) and 8.8 do not apply where there has been fraud, dishonesty or wilful concealment on the part of the Vendor or anyone acting on behalf of the Vendor;

(b)	Clauses 8.5, 8.6(a) and 8.6(b) do not apply to a Claim relating to Warranties 1, 2, 3 or 10; and

(c)	Clause 8.6(a) does not apply to any claim which arises from or is connected to prosecution by a Governmental Authority.

7.13	Notice of potential Claim

If the Purchaser becomes aware of anything which is or may be reasonably likely to give rise to a Claim under this clause 7 it must notify the Vendor in writing, within 10 Business Days after it has first come to the Purchaser’s attention (Claim Notice), setting out the act, matter or thing relied on as giving rise to the Claim, the Warranty the subject of the Claim and all relevant details of the Claim in so far as they are available to the Purchaser.

7.14	Conduct of third party Claims

(a)	The Vendor, subject to this clause 7.14 and clause 7.17, are in respect of an act, matter or thing notified by the Purchaser under clause 7.13, where that act, matter or thing relates to an actual or threatened Claim from a third party, entitled to elect by written notice given to the Purchaser within 10 Business Days of receipt of a Claim Notice to:

(i)	take over the conduct of the Claim; and

(ii)	take such actions as the Vendor may decide about it, including the right to negotiate, defend and/or settle the Claim and to recover costs incurred as a consequence of the Claim from any person.

(b)	Where the Vendor takes over the conduct and/or defence of any claim under this clause 7.14, the Vendor must:

(i)	afford the Purchaser the opportunity to consult with the Vendor on all matters of significance for the goodwill of the Business; and

(ii)	at reasonable and regular intervals provide the Purchaser with written reports concerning the conduct, negotiation, control, defence and/or outcome or settlement of the Claim.

(c)	The Purchaser must, and must procure that the Company must, provide the Vendor with access to (with the right to take copies) and make available to the Vendor all relevant personnel, relevant documents, books and records reasonably required for the purpose of the conduct of any Claim under clause 7.14(a).

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 13

7.15	Rights of the Purchaser

If the Purchaser gives the Vendor a Claim Notice under clause 7.13 and the Vendor does not elect to take over the control of a Claim under clause 7.14, the Purchaser may take such actions as the Purchaser may decide about it, including the right to negotiate, defend and/or settle the Claim and to recover costs incurred as a consequence of the Claim from any person, if:

(a)	the Purchaser at reasonable and regular intervals provides the Vendor with written reports concerning the conduct, negotiation, control, defence and/or settlement of the Claim and must not settle the Claim without the prior approval of the Vendor which must not be unreasonably withheld;

(b)	the Purchaser affords the Vendor the opportunity to consult with the Purchaser on matters of significance in relation to the conduct, negotiation and settlement of the Claim; and

(c)	the Vendor renders to the Purchaser, at the Purchaser’s expense, all such assistance as the Purchaser may reasonably require in disputing any Claim.

7.16	Costs indemnity

The Vendor indemnifies the Purchaser and the Company against all Liabilities incurred by, or awarded against, the Purchaser or the Company arising out of the conduct of the Vendor under clause 7.14 or acts required or requested of the Purchaser or the Company in respect of the same, as and when they fall due, including reasonable legal costs and disbursements of the Purchaser’s lawyers and the Company’s lawyers.

7.17	Security for costs

(a)	If the Vendor intends to, or takes control of, a Claim under clause 7.14, the Purchaser is entitled to require that the Vendor provide Security to the Purchaser or the Company (as the case may be) (Claimee).

(b)	The Purchaser is entitled to require that Security is provided at any time on written notice to the Vendor (Notice). Subject to sub clauses 7.17(d) and (f), the Notice must specify the amount and terms of the Security required by the Purchaser.

(c)	The Vendor’s entitlement to take over the control of a Claim under clause 7.14, or continue to control a Claim ceases immediately if it fails to provide the Security within 10 business days of the Notice.

(d)	For the purpose of this clause 7.17, the Security must be cash or in immediately available funds and on terms reasonably satisfactory to the Purchaser.

(e)	The Claimee is entitled to use the Security to pay any Liability arising out of or in relation to the Claim.

(f)	Any Security required by the Purchaser under this clause 7.17 shall not exceed the amount reasonably necessary to secure the obligations of the Vendor under clause 7.16.

(g)	If the Vendor and the Purchaser do not agree any matter or amount referred to in this clause 7.17, then the matter in dispute must be referred at the request of either the Vendor or the Purchaser to the Costs Assessor for decision.

(h)	The Costs Assessor is to be appointed by agreement between the Vendor and the Purchaser or, in default of agreement within 14 days of a request by either the Vendor or the Purchaser, by the President for the time being of the Law Society of New South Wales.

(i)	The Costs Assessor will act as an expert and not as an arbitrator and his or her decision will be final and binding on the parties.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 14

(j)	The fees of the Costs Assessor will be borne by the Vendor.

7.18	Warranty payments

Any payment made in respect of a Claim for breach of a Warranty is deemed to be a reduction in the Purchase Price.

7.19	Benefits or credits received by the Company or the Purchaser

If any payment in respect of a Claim under the Warranties is made to the Purchaser by or on behalf of the Vendor and after the payment is made the Purchaser or the Company receives any benefit or credit in relation to the subject matter of the Claim (including payment under any insurance policy), then the Purchaser:

(a)	must immediately notify the Vendor of the benefit or credit; and

(b)	pay to the Vendor an amount equal to the amount (net of expenses and Tax) of the benefit or credit received by the Purchaser or the Company (as the case may be).

7.20	Meaning of Vendor’s knowledge

Where any Warranty is qualified by the expression ‘as far as the Vendor is aware’ or any similar expression that statement is taken to include an additional statement that it has been made after due and careful enquiry.

7.21	Taxation indemnity

(a)	The Vendor undertakes to the Purchaser to keep the Purchaser and the Company at all times fully and effectively indemnified from and against any liability for Tax of the Company arising on or before Completion or arising after Completion and wholly or partly attributable to any event occurring on or before Completion.

(b)	The Vendor has no liability under clause 7.21(a) unless the Purchaser has given written notice of the Claim to the Vendor under clause 7.10 on or before the seventh anniversary of the Completion Date.

(c)	The limitation in clause 7.21(b) does not apply where there has been fraud, dishonesty or wilful concealment on the part of the Vendor or anyone acting on behalf of the Vendor.

(d)	For the avoidance of doubt, the Vendor may elect to take over the conduct of a Claim and take such actions as the Vendor may decide in relation to a Claim under clause 8.11 upon receipt of a Claim Notice from the Purchaser pursuant to clause 7.10 but subject to the requirements of clauses 7.14 to 7.17 inclusive.

7.22	Trade Practices Act

To the extent permitted by law, the Purchaser agrees not to make, and waives any right it may have to make, any claim against the Vendor or any Associate of the Vendor under section 52 of the Trade Practices Act 1974 (Cth) or the corresponding provision of any State or Territory enactment.

7.23	Financial forecasts

The parties acknowledge and agree that the Warranties do not apply to any financial forecasts, projections, opinions of future performance or other statements relating to financial prospects of the Company that have been provided by the Vendor or an Associate of the Vendor. No warranty is given or representation made that any such financial forecast, projection or opinion will be met or achieved. Any such information that has been provided to the Purchaser was provided for information purposes only.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 15

8.	GST

8.1	Interpretation

In this clause 8, a word or expression defined in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) has the meaning given to it in that Act.

8.2	GST gross up

If a party makes a supply under or in connection with this agreement in respect of which GST is payable, the consideration for the supply but for the application of this clause 8.2 (GST exclusive consideration) is increased by an amount equal to the GST exclusive consideration multiplied by the rate of GST prevailing at the time the supply is made.

8.3	Reimbursements

If a party must reimburse or indemnify another party for a loss, cost or expense, the amount to be reimbursed or indemnified is first reduced by any input tax credit the other party is entitled to for the loss, cost or expense, and then increased in accordance with clause 8.2.

8.4	Tax invoice

A party need not make a payment for a taxable supply made under or in connection with this agreement until it receives a tax invoice for the supply to which the payment relates.

9.	Notices and other communications

9.1	Service of notices

A notice, demand, consent, approval or communication under this agreement (Notice) must be:

(a)	in writing, in English and signed by a person duly authorised by the sender; and

(b)	hand delivered or sent by prepaid post or facsimile to the recipient’s address for Notices specified in the Details, as varied by any Notice given by the recipient to the sender.

9.2	Effective on receipt

A Notice given in accordance with clause 9.1 takes effect when taken to be received (or at a later time specified in it), and is taken to be received:

(a)	if hand delivered, on delivery;

(b)	if sent by prepaid post, the second Business Days after the date of posting (or the seventh Business Day after the date of posting if posted to or from a place outside Australia);

(c)	if sent by facsimile, when the sender’s facsimile system generates a message confirming successful transmission of the entire Notice unless, within eight Business Hours after the transmission, the recipient informs the sender that it has not received the entire Notice, but if the delivery, receipt or transmission is not on a Business Day or is after 5.00pm on a Business Day, the Notice is taken to be received at 9.00am on the next Business Day.

10.	Miscellaneous

10.1	Alterations

This agreement may be altered only in writing signed by each party.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 16

10.2	Approvals and consents

Except where this agreement expressly states otherwise, a party may, in its discretion, give conditionally or unconditionally or withhold any approval or consent under this agreement.

10.3	Assignment

A party may only assign this agreement or a right under this agreement with the prior written consent of each other party.

10.4	Costs

Each party must pay its own costs of negotiating, preparing and executing this agreement.

10.5	Stamp duty

Any stamp duty, duties or other taxes of a similar nature (including fines, penalties and interest) in connection with this agreement or any transaction contemplated by this agreement, must be paid by the Purchaser.

10.6	Survival

Any indemnity or any obligation of confidence under this agreement is independent and survives termination of this agreement. Any other term by its nature intended to survive termination of this agreement survives termination of this agreement.

10.7	Counterparts

This agreement may be executed in counterparts. All executed counterparts constitute one document.

10.8	No merger

The rights and obligations of the parties under this agreement do not merge on completion of any transaction contemplated by this agreement.

10.9	Entire agreement

This agreement constitutes the entire agreement between the parties in connection with its subject matter and supersedes all previous agreements or understandings between the parties in connection with its subject matter, including the memorandum of understanding between Beviron Pty Limited, the Purchaser and the Vendor dated 1 December 2004.

10.10	Further action

Each party must do, at its own expense, everything reasonably necessary (including executing documents) to give full effect to this agreement and any transactions contemplated by it.

10.11	Severability

A term or part of a term of this agreement that is illegal or unenforceable may be severed from this agreement and the remaining terms or parts of the term of this agreement continue in force.

10.12	Waiver

A party does not waive a right, power or remedy if it fails to exercise or delays in exercising the right, power or remedy. A single or partial exercise of a right, power or remedy does not prevent another or further exercise of that or another right, power or remedy. A waiver of a right, power or remedy must be in writing and signed by the party giving the waiver.

10.13	Relationship

Except where this agreement expressly states otherwise, it does not create a relationship of employment, trust, agency or partnership between the parties.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 17

10.14	Governing law and jurisdiction

This agreement is governed by the law of New South Wales and each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 18

Schedule 1 — Details of the Company

Name and Registration No.:	ARBUTUS HOLDING LTD. (NO. 497003)

Registered office:	Midocean Management and Trust Services (BVI) Limited

9 Columbus Centre, Road Town, Tortola, British Virgin Islands

Date of incorporation/
registration:	23 May 2002

Share capital:	US$1 comprising 1 fully-paid ordinary shares.

Directors:	Beverly BARTLETT

Secretaries:	Allison SNETSINGER

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 19

Schedule 2 — Warranties

Warranty 1 — Vendor

1.1	The Vendor has full authority and all necessary consents to enter into and perform this agreement and, when executed, this agreement will constitute binding obligations on the Vendor in accordance with its terms.

1.2	The sale of the Shares under this agreement will not:

(a)	impose any Encumbrance on the Vendor; or

(b)	put the Vendor in breach of any obligation or agreement by which it is bound.

1.3	No:

(a)	meeting has been convened, resolution proposed, petition presented or order made for the winding up of the Vendor;

(b)	receiver, receiver and manager, provisional liquidator, liquidator or other officer of the Court has been appointed in relation to all or any material assets of the Vendor; or

(c)	mortgagee has taken, attempted or indicated an intention to exercise its rights under any security of which the Vendor is the mortgagor or chargor.

Warranty 2 — Company

No:

(a)	meeting has been convened, resolution proposed, petition presented or order made for the winding up of the Company;

(b)	receiver, receiver and manager, provisional liquidator, liquidator or other officer of the Court has been appointed in relation to all or any material assets of the Company;

(c)	mortgagee has taken, attempted or indicated an intention to exercise its rights under any security of which the Company is the mortgagor or chargor; or

(d)	directors of the Company are directors or shareholders of the Vendor.

Warranty 3 — Share capital

3.1	The share capital of the Company set out in Schedule 1:

(a)	comprises the entire share capital of the Company; and

(b)	is fully paid.

3.2	The Vendor:

(a)	is the registered and beneficial owner of the Shares; and

(b)	has complete power and right to sell those shares to the Purchaser.

3.3	As at Completion there will be no option, right to acquire or Encumbrance over or affecting the Shares or any of them.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 20

3.4	No person is entitled, or has claimed to be entitled, to require the Company to issue any share capital either now or at any future date (whether contingently or not). There are no agreements in force under which any person is or may be entitled to, or has the right to call for the issue of, any shares in the Company or securities convertible into or exchangeable for shares in the Company. The Company has not given, granted or agreed to grant any option or right (whether contingent or not) in respect of its unissued shares.

3.5	Except as stated in the schedules to this agreement, the Company does not hold or beneficially own any securities of any other corporation or has agreed to acquire any securities of any other corporation.

3.6	The Company is not the holder of any rights or options to subscribe for, purchase or acquire any shares, securities, partnership interest or joint venture interest in any other entity.

3.7	The Company is not, and has not agreed to become, a member of any partnership or other unincorporated association, joint venture or consortium (excluding recognised trade associations).

Warranty 4 — Information

4.1	The details relating to the Company set out in Schedule 1 is complete and accurate.

4.2	As far as the Vendor is aware, all information given by or on behalf of the Vendor to the Purchaser relating to the Company including that contained in the Disclosure Letter and Due Diligence Material is true, complete and accurate in all material respects and none of that information is misleading in any material respect, whether as a result of the inclusion of misleading information or the omission of material information or both.

4.3	The Vendor is not aware of any circumstances which might reasonably be expected to have a material adverse effect on either:

(a)	the financial position or assets of the Company; or

(b)	the value of the Shares.

4.4	All information which the Vendor knows or could reasonably be expected to know and which would be reasonably likely to affect the Purchaser’s decision to purchase the Shares on the terms and conditions of this agreement, has been fully disclosed to the Purchaser in writing.

Warranty 5 — Financial

5.1	The Company has no assets of any kind other than the UBS Debt or liabilities of any kind other than the Arbutus Debt.

5.2	The Company has not carried on any business since the date of its incorporation other than to own the UBS Debt. The Company has not employed any person since the date of its incorporation. The Company will not commence to carry on any other business or employ any person before the Completion Date.

5.3	The Company is the legal and beneficial owner of the UBS Debt which is due and owing and not subject to any set-off claims.

5.4	None of the property, assets, undertaking or uncalled capital of the Company is subject to any Encumbrance.

5.5	No person has given a guarantee or indemnity or is otherwise a surety in respect of the Company.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 21

Warranty 6 — Records

6.1	As far as the Vendor is aware, the Records:

(a)	have been fully, properly and accurately kept and completed and are in the possession or control of the Company; and

(b)	do not contain material inaccuracies or discrepancies of any kind.

6.2	The constitution of the Company given to the Purchaser’s solicitors is its constitution and is complete and accurate in all respects.

6.3	All the records and systems (including computer systems) and all data and information of the Company are recorded, stored, maintained, operated or held exclusively by the Company. They are not wholly dependent on any facilities or means (including any electronic, mechanical or photographic process, computerised or otherwise) which are not under the exclusive ownership and control of the Company. Any records for which the Company is partly dependent on facilities or means not under its exclusive ownership and control, may be obtained on the provision of reasonable notice at reasonable costs (eg photocopying, postage, shipping etc).

Warranty 7 — Litigation

7.1	There is:

(a)	no material Claim threatened or pending by or against the Company; or

(b)	as far as the Vendor is aware, no material fact, matter or circumstance likely to give rise to any Claim or Liability against the Company.

7.2	There are no material unsatisfied or outstanding judgments, orders or awards affecting the Company.

7.3	The Company is not currently involved in any material legal proceedings.

Warranty 8 — Tax

8.1	In Warranty 8:

Tax Law means any law in relation to any Tax.

Tax Authority means any government, semi-government, administrative, municipal, statutory, fiscal or judicial body, department, commission, authority, tribunal, agency, entity or person responsible for the collection of any Tax or administration of any Tax Law.

Taxation liabilities

8.2	All Tax of any nature whatsoever whether of the British Virgin Islands or elsewhere for which the Company is liable or for which the Company is liable to account has been duly paid.

8.3	The Company is not, nor will it in the future become, subject to any Taxes on or in respect of or by reference to its profits, gains, income, sales, disposals or deemed disposals of or transactions in relation to assets, inventory, or other property for any period up to Completion.

Deductions

8.4	The Company has complied with all of its obligations under any statutory provisions requiring the deduction or withholding of Tax from amounts paid by the Company, whether on its own behalf or as agents, and has properly accounted for any Tax so deducted or withheld to any Tax Authority (other than amounts which have yet to become payable).

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 22

Tax returns

8.5	All necessary information, notices, elections, computations and returns in respect of the Tax obligations of the Company have been lodged or filed with the appropriate Tax Authority in accordance with applicable laws and within the prescribed time.

8.6	No Tax return, election or notice lodged or filed by the Company contains either of the following:

(a)	a false or misleading statement or omits to refer to a matter which is required to be included or without which the statement is false or misleading; or

(b)	a material error or a material omission relating to the assessment of a Tax liability of the Company.

8.7	The Company has maintained sufficient records to support all returns lodged or filed relating to Taxes and to comply with any relevant Tax Law.

Penalties and Interest

8.8	The Company has not paid or become liable to pay, nor, as far as the Vendor is aware, are there any circumstances by reason of which the Company will become liable to pay, any penalty, fine, surcharge or interest whether charged by virtue of the provisions of any law relating to Tax.

BVI residence

8.9	The Company is and has since its date of incorporation been resident in the British Virgin Islands for Tax purposes.

Tax avoidance

8.10	The Company has not been involved in any transaction or series of transactions which, or any part of which, may for any Tax purposes be disregarded or reconstructed by reason of any motive to avoid, reduce or delay a possible liability to Tax.

Stamp duty and other Taxes

8.11	All stamp duty and other Tax payable in respect of every agreement, document or transaction to which the Company is or has been a party or by which the Company derives, or has derived, a substantial benefit has been duly paid.

Warranty 9 — Compliance with statutory requirements

9.1	As far as the Vendor is aware:

(a)	the Company holds all statutory leases, licences, consents, approvals and authorisations necessary for it to hold;

(b)	the Company has complied with the terms of those leases, licences, consents, approvals and authorisations; and

(c)	there are no facts which could prejudice renewal or lead to revocation or variation in any material respect of those leases, licences, consents, approvals and authorisations.

(d)	The Company has complied at all times with all current laws and codes of practice concerning all matters pertaining to its affairs.

9.2	There are no outstanding notices or orders affecting the Company and the Vendor is not aware of any circumstance which may reasonably result in the imposition of any such notice or order.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 23

9.3	As far as the Vendor is aware, there have not been and are not pending, or in existence, any investigations or enquiries by, or on behalf of, any Governmental Authority in respect of any of the affairs of the Company.

9.4	The Company has not paid any commission or made any payment whether to secure business or otherwise, to any person, firm or company which in the hands of such person, firm or company would, in accordance with the relevant law be illegal.

9.5	As far as the Vendor is aware, no director, officer, agent, employee or other person acting on behalf of the Company has been party to the use of any assets of the Company for unlawful contributions, gifts, entertainment or other unlawful expenses relating to any activity, including any political activity, or to the establishment or maintenance of any unlawful or unrecorded fund of monies or other assets, or to the making of any false or fictitious entries in the books or records of the Company, or to the making of any unlawful payment.

Warranty 10 — Related party contracts

10.1	The Company is not a party to any contract or arrangement in which the Vendor or any Associate of the Vendor is interested, directly or indirectly, nor has there been any such contract or arrangement at any time since the incorporation of the Company.

10.2	The Company is not a party to, nor have its profits or financial position been affected by, any contract or arrangement which is not of an entirely arms length nature.

10.3	Neither the Vendor nor any Associate of the Vendor is a party to any outstanding agreement or arrangement for the provision of finance, goods, services or other facilities to or by the Company or in any way relating to the Company or its affairs. No amount has been paid pursuant to any such agreement or arrangement.

10.4	In this Warranty 10, Associate has the meaning given to that term by section 318 of the Income Tax Assessment Act 1936 (Australia).

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 24

Signing page

EXECUTED as an agreement.

Executed by Ivanhoe Mines Ltd. by its
attorney Sebastian Hempel under power of
attorney dated 3 February 2005 in the
presence of

/s/ Sean Stabb	/s/ Sebastian Hempel

Signature of witness	Sebastian Hempel

SEAN STABB

Name of witness (print)

Executed by Dominant Holdings AG by its
attorney Paul Whitehead
under power of attorney dated 3
February 2005 in the presence of

/s/ Thomas Girgensohn	/s/ Paul Whitehead

Signature of witness	Paul Whitehead

T. GIRGENSOHN

Name of witness (print)	Thomas Girgensohn

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 25

Share sale agreement

relating to shares in Beviron Pty Limited
ACN 078 197 323

Ivanhoe Mines Ltd. (Vendor)

Stemcor Pellets Ltd (Purchaser)

Share sale agreement

Details	4

Agreed terms	5

1. Defined terms & interpretation	5

1.1 Defined terms from Head Agreement	5
1.2 Defined terms	5
1.3 Interpretation	7
1.4 Headings	8

2. Conditions	8

2.1 Conditions	8
2.2 Waiver of Conditions	10
2.3 Conduct of the parties	10
2.4 Failure of Condition	10

3. Sale and purchase	10

4. Purchase Price	10

4.1 Amount	10
4.2 Payment of the Purchase Price	10

5. Completion	10

5.1 Time and place	10
5.2 Obligations of the Vendor	10
5.3 Obligations of the Purchaser	11
5.4 Simultaneous actions at Completion	11
5.5 Effect of failure to deliver by Vendor	11
5.6 Effect of failure to deliver by Purchaser	12
5.7 Records	12
5.8 Proxy and address for notices	12

6. Obligations before Completion	12

6.1 Continuity of Business	12
6.2 Access to Business and Records	12
6.3 Purchaser’s obligations	12
6.4 Right to copy and consult	12

7. Release of Guarantees	13

8. Warranties by the Vendor	13

8.1 Warranties	13
8.2 Application of the Warranties	13
8.3 Qualifications	13
8.4 Acknowledgments	13
8.5 Financial limits on Claims	14
8.6 Time limits on Claims	14
8.7 Other limits on Claims	14
8.8 Maximum aggregate liability for Claims	15
8.9 Transaction Consideration not known	15
8.10 Vendor Indemnity where Transaction Consideration not known	15

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 2

8.11 Vendor Indemnity where Transaction Consideration not known	15
8.12 Exclusions of limitations	15
8.13 Notice of potential Claim	15
8.14 Conduct of third party Claims	16
8.15 Rights of the Purchaser	16
8.16 Costs indemnity	16
8.17 Security for costs	17
8.18 Warranty payments	17
8.19 Benefits or credits received by the Company or the Purchaser	17
8.20 Meaning of Vendor’s knowledge	17
8.21 Taxation indemnity	18
8.22 Trade Practices Act	18
8.23 Financial forecasts	18

9. GST	18

9.1 Interpretation	18
9.2 GST gross up	18
9.3 Reimbursements	18
9.4 Tax invoice	19

10. Notices and other communications	19

10.1 Service of notices	19
10.2 Effective on receipt	19

11. Miscellaneous	19

11.1 Alterations	19
11.2 Approvals and consents	19
11.3 Assignment	19
11.4 Costs	19
11.5 Stamp duty	19
11.6 Survival	20
11.7 Counterparts	20
11.8 No merger	20
11.9 Entire agreement	20
11.10 Further action	20
11.11 Severability	20
11.12 Waiver	20
11.13 Relationship	20
11.14 Governing law and jurisdiction	20

Schedule 1 — Details of the Company and the Subsidiary	21

Schedule 2 — Warranties	22

Schedule 3 — Properties	37

Signing page	39

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 3

Details

Date	4 February 2005

Parties

Name	Ivanhoe Mines Ltd. ARBN 075 217 097
Short form name	Vendor
Notice details	Suite 654, 999 Canada Place, Vancouver, British Columbia V6C 3E1, Canada
Facsimile +1 604 682 6728
Attention Peter Meredith

Name	Stemcor Pellets Ltd registered number 2188847
Short form name	Purchaser
Notice details	Level 27, City Point, 1 Ropemaker Street, London EC2Y9ST, United Kingdom
Facsimile +44 20 7775 3679
Attention Company Secretary

Background

A	The Shares are, or will be, legally and beneficially owned by the Vendor.

B	The Vendor has agreed to sell and the Purchaser has agreed to purchase the Shares on the terms and conditions set out in this agreement.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 4

Agreed terms

1.	Defined terms & interpretation

1.1	Defined terms from Head Agreement

Terms defined in the Head Agreement have the same meanings when used in this document unless otherwise defined in this document.

1.2	Defined terms

In this agreement:

Accounts means the audited balance sheet of the Company and the Subsidiary as at the Accounts Date and the audited profit and loss statement and statement of cash flows of the Company and the Subsidiary for the financial year ending on the Accounts Date together with the notes to, and the reports of the directors in respect of, those accounts.

Accounts Date means 31 December 2003.

Arbutus means Arbutus Holding Ltd., a company incorporated in the British Virgin Islands, registration number 497003, which has its registered address at c/- Midocean Management and Trust Services (BVI) Limited, 9 Columbus Centre, Road Town, Tortola in the British Virgin Islands.

Business means the businesses carried on by the Group as at the date of this agreement, including the business of mining iron ore in the area known as Savage River and the production of iron ore pellets in Tasmania in Australia carried on under the business name ‘Australian Bulk Minerals’ and includes all licences, authorities, plant and equipment used in connection with those activities and whose principal place of business is 58-60 Wilmot Street, Burnie, Tasmania, 7320, Australia.

Claim includes a claim, notice, demand, action, proceeding, litigation, investigation, judgment, damage, loss, cost, expense or liability however arising, whether present, unascertained, immediate, future or contingent, whether based in contract, tort or statute and whether involving a third party or a party to this agreement.

Company means Beviron Pty Limited ACN 078 197 323, further details of which are set out in Part A of Schedule 1.

Completion means completion of the sale and purchase of the Shares contemplated by this agreement.

Completion Date means 28 February 2005 provided that all the Conditions have been fulfilled (or waived under clause 2.2) or, in the event that all the Conditions have not been fulfilled (or waived under clause 2.2) before 28 February 2005, the fifth Business Day after the date on which all the Conditions have been fulfilled (or waived under clause 2.2).

Conditions means the conditions set out in clause 2.1.

Costs Assessor means a costs assessor appointed under clause 8.17.

Disclosure Letter means the letter from the Vendor to the Purchaser of the same date as this agreement entitled ‘Disclosure Letter’.

Due Diligence Material means the information and documents provided to the Purchaser before the date of this agreement, a list of which is attached to the Disclosure Letter.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 5

Encumbrance includes any:

(a)	security for the payment of money or performance of obligations, including a mortgage, charge, lien, pledge or trust;

(b)	right, interest or arrangement which has the effect of giving another person a preference, priority or advantage over creditors including any right of set-off;

(c)	notice or direction under sections 218 or 255 of the Income Tax Assessment Act 1936 (Cwlth) or under section 74 of the Sales Tax Assessment Act 1992 (Cwlth) or under section 260-5 of the Taxation Administration Act 1953 (Cwlth) or under any provision of any law which has a similar effect;

(d)	right that a person (other than the owner) has to remove something from land (known as a profit à pendre), easement, public right of way, restrictive or positive covenant, lease, or licence to use or occupy; or

(e)	third party right or interest or any right arising as a consequence of the enforcement of a judgment,

or any agreement to create any of them or allow them to exist.

Goldamere Agreement means the agreement between the Crown, the Subsidiary and Ivanhoe Capital Limited dated 26 September 1996 as ratified and approved by the Goldamere Act.

Goldamere Deed means the deed between the Subsidiary and the Crown dated 10 December 1996 as amended.

Governmental Authority includes any governmental, semi-governmental, municipal or statutory authority, instrumentality, organisation, body or delegate (including without limitation any town planning or development authority, public utility, environmental, building, health, safety or other body or authority) having jurisdiction, authority or power over or in respect of the Company, the Subsidiary, the Business or the Properties.

Group means the Company and the Subsidiary.

Group Company means any of the Company and the Subsidiary.

Head Agreement means the agreement so entitled and dated 4 February 2005 between the Vendor, the Purchaser, Dominant Holdings AG and Stemcor Holdings Ltd.

Liabilities includes all liabilities (whether actual, contingent or prospective), losses, damages, costs and expenses of whatever description.

Properties means the real property (whether leasehold or freehold) listed in Schedule 3.

Purchase Price means the amount payable under clause 4.

Records means all original and copy records, documents, books, files, reports, accounts, plans, correspondence, letters and papers of every description and other material regardless of their form or medium and whether coming into existence before, on or after the date of this agreement, belonging or relating to or used by any Group Company including (without limitation) certificates of registration, minute books, statutory books and registers, books of account, Tax returns, title deeds and other documents of title, customer lists, price lists, computer programs and software, and trading and financial records.

Related Party Debt Amending Agreement means the document so entitled dated 6 November 2000 between (among others) the Company, the Subsidiary, the Vendor, Ivanhoe Capital Finance Limited and Robert M. Friedland.

Security means an amount to be paid to the Claimee in accordance with clause 8.17.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 6

Shares means all of the shares in the share capital of the Company.

Subsidiary means Goldamere Pty Limited ACN 073 634 581, further details of which are set out in Part B of Schedule 1.

Tax means all forms of taxes, duties, imposts, charges, withholdings, rates, levies or other governmental impositions of whatever nature and by whatever authority imposed, assessed or charged together with all costs, charges, interest, penalties, fines, expenses and other additional statutory charges, incidental or related to the imposition.

Warranties means each of the representations and warranties given under clause 8 and set out in Schedule 2.

1.3	Interpretation

In this agreement, except where the context otherwise requires:

(a)	the singular includes the plural and vice versa, and a gender includes other genders;

(b)	another grammatical form of a defined word or expression has a corresponding meaning;

(c)	a reference to a clause, paragraph, schedule or annexure is to a clause or paragraph of, or schedule or annexure to, this agreement, and a reference to this agreement includes any schedule or annexure;

(d)	a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

(e)	a reference to A$, $A or AUD is to Australian currency;

(f)	a reference to US$, $US or USD is to United States currency;

(g)	a reference to time is to Sydney, Australia time;

(h)	a reference to a party is to a party to this agreement, and a reference to a party to a document includes the party’s executors, administrators, successors and permitted assigns and substitutes;

(i)	a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

(j)	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(k)	a word or expression defined in the Corporations Act has the meaning given to it in the Corporations Act;

(l)	the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;

(m)	any agreement, representation, warranty or indemnity by two or more parties (including where two or more persons are included in the same defined term) binds them jointly and severally;

(n)	any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(o)	a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this agreement or any part of it; and

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 7

(p)	if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.

(q)	a reference to except as disclosed is to something disclosed in this agreement or the Disclosure Letter.

1.4	Headings

Headings are for ease of reference only and do not affect interpretation.

2.	Conditions

2.1	Conditions

Completion must not occur until all of the following Conditions are fulfilled:

Party entitled to
Condition	benefit
Under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (FATA), the Treasurer of the Commonwealth of Australia consents to the transfer of the Shares contemplated by this agreement. If that consent is given subject to conditions or requirements, this Condition is not fulfilled unless those conditions or requirements are reasonably acceptable to the Purchaser and the Vendor.
The Purchaser and the Vendor

For the purpose of this Condition, the Treasurer will be taken to have consented to the transfer of the Shares under this agreement if:

(a) the Treasurer issues a notice under the FATA stating that the Commonwealth Government does not object to the transfer of the Shares; or

(b) the Treasurer is, by reason of lapse of time, not empowered to make an order under the FATA in relation to the transfer of the Shares.

Societe Generale ABN 71 092 516 286 as ‘Party A’ under the ISDA Master Agreement between the Company and Societe Generale, dated 20 August 2004, consents in writing to the sale and purchase of the Shares and all other applicable transactions contemplated by this agreement (including a written waiver by Societe Generale from compliance by any person with any provision of the ISDA Master Agreement that would otherwise be breached by the transactions or the execution of this agreement) either:
The Vendor and the Purchaser

(a) without conditions or requirements; or

(b) with conditions and requirements that are acceptable to the Vendor and (to the extent that they affect the Purchaser or the Group) to the Purchaser.

Any interest that Goldamere has in the Goldamere Agreement and the Goldamere Deed being excluded from the definition of ‘Charged Property’ in the Deed of Mortgage and Charge between Goldamere and Societe Generale ABN 71 092 516 286 dated 20 August 2004 and registered under Part 2K.2 of the Corporations Act number 1075371.
The Vendor

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 8

All other consents necessary or relevant for the sale and purchase of the Shares contemplated by this agreement to take place without breaching any statute or agreement are granted and received either:
The Vendor and the Purchaser

(a) without conditions or requirements; or

(b) with conditions and requirements that are acceptable to the Vendor and (to the extent that they affect the Purchaser or the Group) to the Purchaser.

The prior completion of the Deed of Assignment with Deeds of Acknowledgment (as that term is defined in clause 1.2 of the Deed of Assignment) in a form reasonably agreed between the parties to the Deed of Assignment.
The Purchaser and the Vendor

The contemporaneous completion of the Arbutus Agreement.	The Purchaser and The Vendor

The Goldamere Agreement and Goldamere Deed remains in full force and effect including consent to the change in control of the Subsidiary and finance arrangements regarding the Subsidiary.	The Purchaser

There being no actual or threatened revocation, termination or suspension of Mining Lease 2M/2001 granted under the Mineral Resources Development Act 1995 (Tasmania).	The Purchaser

There being no actual or threatened revocation, termination or suspension of the Goldamere Agreement or the Goldamere Deed.	The Purchaser

Written consent being provided by Alinta EATM Pty Ltd, pursuant to clause 18.2 of the gas sale agreement between Alinta EATM Pty Ltd and the Subsidiary (Gas Sale Agreement), to the ‘deemed assignment’ (as defined in clause 18.4 of the Gas Sale Agreement) of the Subsidiary’s interest under the Gas Sale Agreement without any conditions or any requirement for the provision of security.
The Purchaser

Each employee of the Subsidiary who under their terms of employment with the Subsidiary has been offered any interest in a Group Company, the Vendor or any related body corporate of the Vendor (as defined in section 50 of the Corporations Act) releases the Subsidiary from any obligation to grant or issue, or procure the grant or issue, of that interest.
The Purchaser

Termination of the management services agreement between the Subsidiary and Ivanhoe Capital Pte Ltd dated 1 January 2001 with no liability to the Subsidiary, the execution of a deed of release pursuant to which the amount of US$419,710.94 outstanding from the Subsidiary to Ivanhoe Capital Pte Ltd is forgiven and written confirmation that no amounts are owing by the Subsidiary to Ivanhoe Capital Pte Ltd.
The Purchaser

The acknowledgment by the Vendor in a form reasonably acceptable to the Purchaser that there is no obligation for the Company to pay the Vendor any amount in respect of the deposit referred to in the Deed Poll granted by Ivanhoe Cloncurry Mines Pty Limited in favour of the Company, dated 23 December 2004.
The Purchaser

Confirmation that the financial interest of UBS Australia Limited is removed from the water licence issued by the Tasmanian Department of	The Purchaser

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 9

Primary Industries Water and Energy (license number 7075) and replaced with the financial interest of Arbutus Holdings Ltd.

Evidence that clause 4.3 of the Related Party Debt Amending Agreement has been amended or deleted as required by the Purchaser.	The Purchaser

2.2	Waiver of Conditions

A Condition may only be waived in writing by each party entitled to the benefit of that Condition (as specified in relation to each Condition in the second column of the table in clause 2.1) and will be effective only to the extent specifically set out in that waiver.

2.3	Conduct of the parties

Each party must use all reasonable efforts within its own capacity to ensure that each Condition is fulfilled before 5.00pm on 25 February 2005.

2.4	Failure of Condition

If a party has complied with its obligations under clause 2.3, it may terminate this agreement by giving notice in writing to the other parties if one or more Conditions are not fulfilled by 5.00pm on 25 February 2005 or another date agreed by the parties in writing.

3.	Sale and purchase

The Vendor as current or future beneficial owner agrees to sell to the Purchaser and the Purchaser agrees to buy from the Vendor the Shares:

(a)	for the Purchase Price;

(b)	free from Encumbrances;

(c)	with all rights, including dividend and voting rights, attached or accrued to them on or after the date of this agreement; and

(d)	subject to this agreement.

4.	Purchase Price

4.1	Amount

The Purchase Price for the Shares is the Beviron Consideration.

4.2	Payment of the Purchase Price

The Purchaser must pay the Purchase Price in accordance with clause 3 of the Head Agreement.

5.	Completion

5.1	Time and place

If all the Conditions have been fulfilled or waived under clause 2.2, Completion will take place at 10:00am on the Completion Date at the offices of Minter Ellison at Level 19, 88 Phillip Street, Sydney or another time and place agreed by the parties.

5.2	Obligations of the Vendor

At or before Completion, the Vendor must:

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 10

(a)	deliver to the Purchaser a duly executed and completed transfer in favour of the Purchaser of the Shares in registrable form (except for the impression of stamp duty or other taxes of a similar nature) together with the relevant share certificates;

(b)	produce to the Purchaser any power of attorney or other authority under which the transfer of the Shares is executed;

(c)	deliver to the Purchaser duly executed instruments irrevocably waiving in favour of the Purchaser all rights of pre-emption which any person has in respect of any of the Shares;

(d)	deliver to the Purchaser copies of any other consents and waivers required under clause 2;

(e)	cause the board of directors of the Company to resolve that the transfer of the Shares (subject only to the payment of stamp duty or other taxes of a similar nature on the transfers) be approved and registered;

(f)	cause the board of directors of the Company to resolve to appoint as directors of the Group Companies those individuals in respect of who the Purchaser has delivered to a Group Company a consent to act as a director of the Group Company;

(g)	deliver the resignation of directors of the Group Companies nominated by the Purchaser prior to Completion and their acknowledgement that they have received all entitlements to which they are entitled up to the date of the resignation and have no further claim against the Group Company;

(h)	deliver to the Purchaser all Records in its possession (other than those which the Vendor is entitled to retain under clause 5.7);

(i)	deliver to the Purchaser an irrevocable appointment by the Vendor of the Purchaser as its sole proxy to attend and vote at meetings of the Company;

(j)	deliver to the Purchaser an irrevocable notice of change of address of the Vendor for service of notices and correspondence by the Company to Suite 2, Level 13, 15 Blue Street North Sydney, NSW 2060;

(k)	deliver to the Purchaser the common seal (if any) of each Group Company; and

(l)	do all other things necessary or desirable to transfer the Shares, to complete any other transaction contemplated by this agreement and to place the Purchaser in effective control of the Group and the Business.

5.3	Obligations of the Purchaser

The Purchaser must, at or before Completion, deliver to the Vendor any consents or waivers required under clause 2.

5.4	Simultaneous actions at Completion

In respect of Completion:

(a)	the obligations of the parties under this agreement are interdependent;

(b)	all actions required to be performed will be taken to have occurred simultaneously on the Completion Date; and

(c)	the Purchaser need not complete the purchase of any of the Shares unless the purchase of all the Shares is completed simultaneously.

5.5	Effect of failure to deliver by Vendor

If the Vendor fails to deliver any items which are due from it on Completion by the date of Completion, the Purchaser is entitled to terminate this document on giving 14 days prior written

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 11

notice to the Vendor. Termination does not affect any other rights which the Purchaser may have. If the Vendor is able in the notice period to deliver the items in question then Completion must be reconvened to allow it to do so.

5.6	Effect of failure to deliver by Purchaser

If the Purchaser fails to deliver any items which are due from it on Completion by the date of Completion, the Vendor is entitled to terminate this document on giving 14 days prior written notice to the Purchaser. Termination does not affect any other rights which the Vendor may have. If the Purchaser is able in the notice period to deliver the items in question then Completion must be reconvened to allow it to do so.

5.7	Records

The Vendor may retain after Completion copies of any Records necessary for it to comply with any applicable law (including, without limitation, any applicable Tax law) and to prepare Tax or other returns required of it by law.

5.8	Proxy and address for notices

While the Vendor remains the registered holder of any of the Shares, the Vendor must:

(a)	not attend or vote at meetings of the Company except through the Purchaser as its proxy;

(b)	do everything else that it may do in the capacity of registered holder of the Shares, including dealing with the Shares, and with any distribution, property or right derived from them, in accordance with the Purchaser’s directions; and

(c)	not change its address for service of notices or any correspondence by the Company from the address of the Purchaser.

6.	Obligations before Completion

6.1	Continuity of Business

Until Completion, the Vendor must not, and the Vendor must procure that the Subsidiary does not, do anything other than carry on the Business in the ordinary course.

6.2	Access to Business and Records

The Vendor will allow the Purchaser, its employees, agents and representatives reasonable access to the Properties and the Records at all reasonable times before Completion to enable the Purchaser, as is reasonably necessary, to:

(a)	become familiar with the Business and the affairs of the Group; and

(b)	investigate the accuracy of the Warranties.

6.3	Purchaser’s obligations

The Purchaser must ensure that any access under clause 6.2 is exercised and conducted in a manner to avoid unreasonable disruption to the conduct of the Business and the activities and operations of the Group and its employees.

6.4	Right to copy and consult

For the purposes of clause 6.2, the Purchaser may:

(a)	make copies of material examined;

(b)	consult with the officers of the Group Companies; and

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 12

(c)	with the prior consent of the Vendor (which consent may not be unreasonably withheld), consult with employees of the Group.

7.	Release of Guarantees

The Purchaser:

(a)	must, at the request of the Vendor at any time either before or after Completion, use its reasonable efforts to procure the release of the Vendor and its Associates from any other guarantee or security given before Completion by the Vendor or its Associates in relation to the obligations of a Group Company; and

(b)	indemnifies the Vendor and its Associates from and against any Claim or Liability arising out of any guarantees or securities referred to in paragraph 7(a) that may be suffered or incurred by the Vendor or any of its Associates which relates to events or circumstances occurring after Completion.

The obligation under this clause 7 applies only in relation to guarantees or securities where the guaranteed or secured amount does not exceed A$20,000.

8.	Warranties by the Vendor

8.1	Warranties

The Vendor represents and warrants to the Purchaser that each of the Warranties is true and accurate at the date of this agreement and will be true and accurate on the Completion Date.

8.2	Application of the Warranties

Each of the Warranties:

(a)	remains in full force and effect after Completion;

(b)	is separate and independent and is not limited by reference to any other Warranty; and

(c)	applies in relation to the Company and also, except where expressly otherwise provided, separately in relation to the Subsidiary, as if each reference in Schedule 2 to the Company were a reference the Subsidiary.

8.3	Qualifications

The Warranties are given subject to and qualified by, and the Purchaser is not entitled to claim that any fact, matter or circumstance causes any of the Warranties to be breached if and to the extent, but only to the extent, that the fact, matter or circumstance is fairly disclosed in:

(a)	this agreement;

(b)	the Disclosure Letter;

(c)	the Due Diligence Materials; or

(d)	any information available, on or before the date that is five (5) Business Days before the date of this agreement, on public registers maintained by any of the Trade Marks Office, the High Court of Australia, the Tasmanian Registry of the Federal Court, the Supreme Court of Tasmania, the Tasmanian Office of the Recorder of Titles and the Australian Securities and Investments Commission.

8.4	Acknowledgments

The Purchaser acknowledges and agrees with the Vendor that:

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 13

(a)	the Warranties are the only warranties that the Purchaser requires, and on which the Purchaser has relied, in entering into this agreement;

(b)	for the avoidance of doubt, no warranty or representation, expressed or implied, is given in relation to any expression of intention or expectation nor any forecast, budget or projection contained or referred to in the Due Diligence Material; and

(c)	to the extent permitted by law, all other warranties, representations and undertakings (whether express or implied and whether oral or in writing) made or given by any entity which is a Group Company or their respective employees, customers, agents or representatives are expressly excluded.

8.5	Financial limits on Claims

The Vendor has no liability for a Claim for a breach of any Warranty:

(a)	unless the amount of the Claim in respect of that breach is US$100,000 or more; and

(b)	until the aggregate of all Claims of US$100,000 or more for breach of the Warranties under this agreement exceeds US$1,000,000, in which event the Purchaser may claim the whole amount.

8.6	Time limits on Claims

Subject to clause 8.12 the Vendor has no liability for breach of any Warranty unless:

(a)	in the case of a Claim relating to any Warranty other than Warranty 12, the Purchaser has given written notice of the Claim to the Vendor under clause 8.13 on or before the date being 15 months after the Completion Date;

(b)	in the case of a Claim relating to Warranty 12 the Purchaser has given written notice of the Claim to the Vendor under clause 8.13 on or before the seventh anniversary of the Completion Date; and

(c)	in either case, unless the Claim has been settled or legal proceedings in a court of competent jurisdiction in respect of the Claim have been commenced by the Purchaser against the Vendor within 1 year of the Claim being notified by the Purchaser under clause 8.13.

8.7	Other limits on Claims

The liability of the Vendor in respect of any Claim for breach of any Warranty is reduced or extinguished (as the case may be) to the extent that:

(a)	the subject matter of any Claim is provided for in the Accounts; or

(b)	the Claim has arisen as a result of or in consequence of any voluntary act, omission, transaction or arrangement of or on behalf of the Purchaser after Completion; or

(c)	the Claim is as a result of or in respect of, or where the Claim arises from, any increase in the rate of Tax liable to be paid or any imposition of Tax not in effect at the date of this agreement; or

(d)	the Purchaser has not complied with clause 8.14; or

(e)	the Claim occurs or is increased as a result of legislation not in force or in effect at the date of this agreement; or

(f)	the Claim occurs as a result of a change after the date of this agreement in any law or interpretation of law; or

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 14

(g)	the Purchaser is aware of any fact, matter or thing that it should reasonably know constitutes, or would be reasonably expected with the lapse of time to constitute, a breach of that Warranty.

8.8	Maximum aggregate liability for Claims

Subject to clause 8.12, the maximum aggregate liability of the Vendor (including legal costs and expenses incurred in defending a Claim from a third party), as a result of Claims for breach of the Warranties under any of the Transaction Documents is limited to the Transaction Consideration.

8.9	Transaction Consideration not known

If the final amount of the Transaction Amount is not known at any relevant time in relation to a Claim for breach of the Warranties under the Transaction Documents, the liability of the Vendor is not limited in respect of any such Claim to the amount of the Transaction Consideration at that time, but to the Transaction Consideration when it is finally known.

8.10	Vendor Indemnity where Transaction Consideration not known

In the event that the Transaction Consideration at the time of the determination of any Claim for breach of the Warranties under the Transaction Documents is less than the amount that the Purchaser would have been entitled but for the Transaction Consideration not being finally known (Known Transaction Consideration), the Vendor undertakes to the Purchaser to keep the Purchaser at all times fully and effectively indemnified for the difference between the amount that the Purchaser would have been entitled but for the Transaction Consideration not being finally known and the Known Transaction Consideration, up to the amount of the Transaction Consideration when it is finally known

8.11	Purchaser Indemnity where Transaction Consideration not known

Where an amount is paid by the Vendor in respect of any Claim for breach of the Warranties under the Transaction Documents which is in excess of the amount of the Transaction Consideration when finally known, the Purchaser undertakes to the Vendor to keep the Vendor at all times fully and effectively indemnified for the amount of that excess, except where the Claim is not subject to clause 8.8.

8.12	Exclusions of limitations

The limitations in:

(a)	Clauses 8.6(a) or (b) and 8.8 do not apply to Warranty 12 where:

(i)	there has been fraud, dishonesty or wilful concealment on the part of the Vendor or anyone acting on behalf of the Vendor; or

(ii)	there is the amendment of an assessment permitted by section 170(10) of the 1936 Act.

(b)	Clauses 8.5 and 8.6(a) do not apply to a Claim relating to Warranties 2, 3, 4, 6.10 or 18.

(c)	Clauses 8.5, 8.6(a) or (b) and 8.8 do not apply where there has been fraud, dishonesty or wilful concealment on the part of the Vendor or anyone acting on behalf of the Vendor.

(d)	Clause 8.6(a) does not apply to any claim which arises from or is connected to prosecution by a Governmental Authority.

8.13	Notice of potential Claim

If the Purchaser becomes aware of anything which is or may be reasonably likely to give rise to a Claim under this clause 8 it must notify the Vendor in writing, within 10 Business Days after it has first come to the Purchaser’s attention (Claim Notice), setting out the act, matter or thing

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 15

relied on as giving rise to the Claim, the Warranty the subject of the Claim and all relevant details of the Claim in so far as they are available to the Purchaser.

8.14	Conduct of third party Claims

(a)	The Vendor, subject to this clause 8.14 and clause 8.17, is in respect of an act, matter or thing notified by the Purchaser under clause 8.13, where that act, matter or thing relates to an actual or threatened Claim from a third party, entitled to elect by written notice given to the Purchaser within 10 Business Days of receipt of a Claim Notice to:

(i)	take over the conduct of the Claim; and

(ii)	take such actions as the Vendor may decide about it, including the right to negotiate, defend and/or settle the Claim and to recover costs incurred as a consequence of the Claim from any person.

(b)	Where the Vendor takes over the conduct and/or defence of any claim under this clause 8.14, the Vendor must:

(i)	afford the Purchaser the opportunity to consult with the Vendor on all matters of significance for the goodwill of the Business; and

(ii)	at reasonable and regular intervals provide the Purchaser with written reports concerning the conduct, negotiation, control, defence and/or outcome or settlement of the Claim.

(c)	The Purchaser must, and must procure that the Company must, provide the Vendor with access to (with the right to take copies) and make available to the Vendor all relevant personnel, relevant documents, books and records reasonably required for the purpose of the conduct of any Claim under clause 8.14(a).

8.15	Rights of the Purchaser

If the Purchaser gives the Vendor a Claim Notice under clause 8.13 and the Vendor does not elect to take over the control of a Claim under clause 8.14, the Purchaser may take such actions as the Purchaser may decide about it, including the right to negotiate, defend and/or settle the Claim and to recover costs incurred as a consequence of the Claim from any person, if:

(a)	the Purchaser at reasonable and regular intervals provides the Vendor with written reports concerning the conduct, negotiation, control, defence and/or settlement of the Claim and must not settle the Claim without the prior approval of the Vendor which must not be unreasonably withheld;

(b)	the Purchaser affords the Vendor the opportunity to consult with the Purchaser on matters of significance in relation to the conduct, negotiation and settlement of the Claim; and

(c)	the Vendor renders to the Purchaser, at the Purchaser’s expense, all such assistance as the Purchaser may reasonably require in disputing any Claim.

8.16	Costs indemnity

The Vendor indemnifies the Purchaser and the Company against all Liabilities incurred by, or awarded against, the Purchaser or the Company arising out of the conduct of the Vendor under clause 8.14 or acts required or requested of the Purchaser or the Company in respect of the same, as and when they fall due, including reasonable legal costs and disbursements of the Purchaser’s lawyers and the Company’s lawyers.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 16

8.17	Security for costs

(a)	If the Vendor intends to, or takes control of, a Claim under clause 8.14, the Purchaser is entitled to require that the Vendor provide Security to the Purchaser or a Group Company (as the case may be) (Claimee).

(b)	The Purchaser is entitled to require that Security is provided at any time on written notice to the Vendor (Notice). Subject to sub clauses 8.17(d) and (f), the Notice must specify the amount and terms of the Security required by the Purchaser.

(c)	The Vendor’s entitlement to take over the control of a Claim under clause 8.14, or continue to control a Claim ceases immediately if it fails to provide the Security within 10 business days of the Notice.

(d)	For the purpose of this clause 8.17, the Security must be cash or in immediately available funds and on terms reasonably satisfactory to the Purchaser.

(e)	The Claimee is entitled to use the Security to pay any Liability arising out of or in relation to the Claim.

(f)	Any Security required by the Purchaser under this clause 8.17 shall not exceed the amount reasonably necessary to secure the obligations of the Vendor under clause 8.16.

(g)	If the Vendor and the Purchaser do not agree any matter or amount referred to in this clause 8.17, then the matter in dispute must be referred at the request of either the Vendor or the Purchaser to the Costs Assessor for decision.

(h)	The Costs Assessor is to be appointed by agreement between the Vendor and the Purchaser or, in default of agreement within 14 days of a request by either the Vendor or the Purchaser, by the President for the time being of the Law Society of New South Wales.

(i)	The Costs Assessor will act as an expert and not as an arbitrator and his or her decision will be final and binding on the parties.

(j)	The fees of the Costs Assessor will be borne by the Vendor.

8.18	Warranty payments

Any payment made in respect of a Claim for breach of a Warranty is deemed (to the extent possible) to be a reduction in the Purchase Price.

8.19	Benefits or credits received by the Company or the Purchaser

If any payment in respect of a Claim under the Warranties is made to the Purchaser by or on behalf of the Vendor and after the payment is made the Purchaser or any Group Company receives any benefit or credit in relation to the subject matter of the Claim (including payment under any insurance policy), then the Purchaser:

(a)	must immediately notify the Vendor of the benefit or credit; and

(b)	pay to the Vendor an amount equal to the amount (net of expenses and Tax) of the benefit or credit received by the Purchaser or a Group Company (as the case may be).

8.20	Meaning of Vendor’s knowledge

Where any Warranty is qualified by the expression ‘as far as the Vendor is aware’ or any similar expression that statement is taken to include an additional statement that it has been made after due and careful enquiry.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 17

8.21	Taxation indemnity

(a)	The Vendor undertakes to the Purchaser to keep the Purchaser and each Group Company at all times fully and effectively indemnified from and against any liability for Tax of a Group Company arising on or before Completion or arising after Completion and wholly or partly attributable to any event occurring on or before Completion.

(b)	The Vendor has no liability under clause 8.17(a) unless the Purchaser has given written notice of the Claim to the Vendor under clause 8.10 on or before the seventh anniversary of the Completion Date.

(c)	The limitation in clause 8.17(b) does not apply where:

(i)	there has been fraud, dishonesty or wilful concealment on the part of the Vendor or anyone acting on behalf of the Vendor; or

(ii)	there is the amendment of an assessment permitted by section 170(10) of the 1936 Act.

(d)	For the avoidance of doubt, the Vendor may elect to take over the conduct of a Claim and take such actions as the Vendor may decide in relation to a Claim under clause 8.11 upon receipt of a Claim Notice from the Purchaser pursuant to clause 8.10 but subject to the requirements of clauses 8.14 to 8.17 inclusive.

8.22	Trade Practices Act

To the extent permitted by law, the Purchaser agrees not to make, and waives any right it may have to make, any claim against the Vendor or any Associate of the Vendor under section 52 of the Trade Practices Act 1974 (Cth) or the corresponding provision of any Australian State or Territory enactment.

8.23	Financial forecasts

The parties acknowledge and agree that the Warranties do not apply to any financial forecasts, projections, opinions of future performance or other statements relating to financial prospects of the Group that have been provided by the Vendor or an Associate of the Vendor. No warranty is given or representation made that any such financial forecast, projection or opinion will be met or achieved. Any such information that has been provided to the Purchaser was provided for information purposes only.

9.	GST

9.1	Interpretation

In this clause 9, a word or expression defined in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) has the meaning given to it in that Act.

9.2	GST gross up

If a party makes a supply under or in connection with this agreement in respect of which GST is payable, the consideration for the supply but for the application of this clause 9.2 (GST exclusive consideration) is increased by an amount equal to the GST exclusive consideration multiplied by the rate of GST prevailing at the time the supply is made.

9.3	Reimbursements

If a party must reimburse or indemnify another party for a loss, cost or expense, the amount to be reimbursed or indemnified is first reduced by any input tax credit the other party is entitled to for the loss, cost or expense, and then increased in accordance with clause 9.2.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 18

9.4	Tax invoice

A party need not make a payment for a taxable supply made under or in connection with this agreement until it receives a tax invoice for the supply to which the payment relates.

10.	Notices and other communications

10.1	Service of notices

A notice, demand, consent, approval or communication under this agreement (Notice) must be:

(a)	in writing, in English and signed by a person duly authorised by the sender; and

(b)	hand delivered or sent by prepaid post or facsimile to the recipient’s address for Notices specified in the Details, as varied by any Notice given by the recipient to the sender.

10.2	Effective on receipt

A Notice given in accordance with clause 10.1 takes effect when taken to be received (or at a later time specified in it), and is taken to be received:

(a)	if hand delivered, on delivery;

(b)	if sent by prepaid post, the second Business Days after the date of posting (or the seventh Business Day after the date of posting if posted to or from a place outside Australia);

(c)	if sent by facsimile, when the sender’s facsimile system generates a message confirming successful transmission of the entire Notice unless, within eight Business Hours after the transmission, the recipient informs the sender that it has not received the entire Notice, but if the delivery, receipt or transmission is not on a Business Day or is after 5.00pm on a Business Day, the Notice is taken to be received at 9.00am on the next Business Day.

11.	Miscellaneous

11.1	Alterations

This agreement may be altered only in writing signed by each party.

11.2	Approvals and consents

Except where this agreement expressly states otherwise, a party may, in its discretion, give conditionally or unconditionally or withhold any approval or consent under this agreement.

11.3	Assignment

A party may only assign this agreement or a right under this agreement with the prior written consent of each other party.

11.4	Costs

Each party must pay its own costs of negotiating, preparing and executing this agreement.

11.5	Stamp duty

Any stamp duty, duties or other taxes of a similar nature (including fines, penalties and interest) in connection with this agreement or any transaction contemplated by this agreement, must be paid by the Purchaser.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 19

11.6	Survival

Any indemnity or any obligation of confidence under this agreement is independent and survives termination of this agreement. Any other term by its nature intended to survive termination of this agreement survives termination of this agreement.

11.7	Counterparts

This agreement may be executed in counterparts. All executed counterparts constitute one document.

11.8	No merger

The rights and obligations of the parties under this agreement do not merge on completion of any transaction contemplated by this agreement.

11.9	Entire agreement

This agreement, together with the Head Agreement, any side letters which may have been exchanged between the parties prior to execution and remaining Transaction Documents, constitutes the entire agreement between the parties in connection with its subject matter and supersedes all previous agreements or understandings between the parties in connection with its subject matter, including the memorandum of understanding between the Company, Stemcor Australia Pty Limited and the Vendor, dated 1 December 2004.

11.10	Further action

Each party must do, at its own expense, everything reasonably necessary (including executing documents) to give full effect to this agreement and any transactions contemplated by it.

11.11	Severability

A term or part of a term of this agreement that is illegal or unenforceable may be severed from this agreement and the remaining terms or parts of the term of this agreement continue in force.

11.12	Waiver

A party does not waive a right, power or remedy if it fails to exercise or delays in exercising the right, power or remedy. A single or partial exercise of a right, power or remedy does not prevent another or further exercise of that or another right, power or remedy. A waiver of a right, power or remedy must be in writing and signed by the party giving the waiver.

11.13	Relationship

Except where this agreement expressly states otherwise, it does not create a relationship of employment, trust, agency or partnership between the parties.

11.14	Governing law and jurisdiction

This agreement is governed by the law of New South Wales and each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 20

Schedule 1 - Details of the Company and the Subsidiary

Part A: Details of the Company

Name and ACN:	BEVIRON PTY LIMITED ACN 078 197 323

Registered office:	58-60 Wilmot Street, Burnie, Tasmania 7320

Date ofincorporation/

registration:	23 April 1997

Share capital:	A$126,180,760.00 comprising 82,519,735 fully-paid ordinary shares.

Directors:	Ian Wargent ROSS
David Alan SANDY

Secretaries:	Jeanette Ann NORTON
Bruce Craig LORKING

Part B: Details of the Subsidiary

Name and ACN:	GOLDAMERE PTY LIMITED ACN 073 634 581

Registered office:	58-60 Wilmot Street, Burnie, Tasmania 7320

Date of incorporation/ registration:	15 April 1996

Share capital:	A$11,000,100 comprising 11,000,100 fully-paid ordinary shares.

Directors:	Ian Wargent ROSS
David Alan SANDY

Secretaries:	Jeanette Ann NORTON
Bruce Craig LORKING

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 21

Schedule 2 — Warranties

Warranty 1 - Defined terms

In these Warranties:

Environment means the physical factors of the surrounds of human beings including the land, waters, atmosphere, climate, sound, odours, place, the biological factors of animal and plant and the social factors of aesthetics.

Environmental Authorisation means a licence, consent, approval, permit, authorisation, certificate of registration, or other concession issued by a government agency and any agreement which is required, obtained or entered into in respect of the Land pursuant to an Environmental Law.

Environmental Law means a law regulating or otherwise relating to the Environment including, without limitation: land use; planning; environmental assessment; building regulation; pollution of the atmosphere, water or land; noise; contamination; chemicals; waste; the use or presence of asbestos, dangerous goods or Hazardous Substances; human health and safety; heritage; species; flora and fauna; or any other aspect of the protection of the Environment or the enforcement or administration of any such Environmental Law.

Hazardous Substance means any substance which is, or may be hazardous, toxic, dangerous or polluting which may present a risk to human health or any other aspect of the Environment, or which is regulated by any Environmental Law.

Land means the Properties and the land the subject of the Mining Lease.

Mining Lease means Consolidated Mining Lease No. 2M/2001 under the Mineral Resources Development Act, 1995 (Tas.).

Subsidiary Shares means all the shares in the share capital of the Subsidiary.

Superannuation Commitment means any obligation, liability or duty to make any payment to any person in respect of any superannuation or retirement benefits or pensions that are or may be provided to any present or former Employees of the Company or their respective dependants.

Warranty 2 - Vendor

2.1	The Vendor has full authority and all necessary consents to enter into and perform this agreement and, when executed, this agreement will constitute binding obligations on the Vendor in accordance with its terms.

2.2	The sale of the Shares under this agreement will not:

(a)	impose any Encumbrance on the Vendor; or

(b)	put the Vendor in breach of any obligation or agreement by which it is bound.

2.3	No:

(a)	meeting has been convened, resolution proposed, petition presented or order made for the winding up of the Vendor;

(b)	receiver, receiver and manager, provisional liquidator, liquidator or other officer of the Court has been appointed in relation to all or any material assets of the Vendor; or

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 22

(c)	mortgagee has taken, attempted or indicated an intention to exercise its rights under any security of which the Vendor is the mortgagor or chargor.

Warranty 3 — Group Companies

No:

(a)	meeting has been convened, resolution proposed, petition presented or order made for the winding up of a Group Company;

(b)	receiver, receiver and manager, provisional liquidator, liquidator or other officer of the Court has been appointed in relation to all or any material assets of a Group Company; or

(c)	mortgagee has taken, attempted or indicated an intention to exercise its rights under any security of which a Group Company is the mortgagor or chargor.

Warranty 4 — Share capital

4.1	The share capital of each Group Company set out in Schedule 1:

(a)	comprises the entire share capital of the Group Company; and

(b)	is fully paid.

4.2	The Vendor:

(a)	will be the registered and beneficial owner of the Shares on the Completion Date; and

(b)	has complete power and right to sell those shares to the Purchaser.

4.3	As at Completion there will be no option, right to acquire or Encumbrance over or affecting the Shares, the Subsidiary Shares or any of them.

4.4	No person is entitled, or has claimed to be entitled, to require a Group Company to issue any share capital either now or at any future date (whether contingently or not). There are no agreements in force under which any person is or may be entitled to, or has the right to call for the issue of, any shares in a Group Company or securities convertible into or exchangeable for shares in a Group Company. No Group Company has given, granted or agreed to grant any option or right (whether contingent or not) in respect of its unissued shares.

4.5	The Company is the registered and beneficial owner of the Subsidiary Shares.

4.6	Except as stated in the schedules to this agreement, no Group Company holds or beneficially owns any securities of any other corporation or has agreed to acquire any securities of any other corporation.

4.7	No Group Company is the holder of any rights or options to subscribe for, purchase or acquire any shares, securities, partnership interest or joint venture interest in any other entity.

4.8	No Group Company is or has agreed to become, a member of any partnership or other unincorporated association, joint venture or consortium (excluding recognised trade associations).

Warranty 5 — Information

5.1	The details relating to each Group Company set out in Schedule 1 is complete and accurate.

5.2	As far as the Vendor is aware, all information given by or on behalf of the Vendor to the Purchaser relating to each Group Company including that contained in the Disclosure Letter and Due Diligence Material is true, complete and accurate in all material respects and none of that

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 23

information is misleading in any material respect, whether as a result of the inclusion of misleading information or the omission of material information or both.

5.3	Other than circumstances affecting the whole of any industry in which each Group Company participates, the Vendor is not aware of any circumstances which might reasonably be expected to have a material adverse effect on either:

(a)	the financial position, business, operations, assets, profitability or prospects of a Group Company; or

(b)	the value of the Shares and the Subsidiary Shares.

5.4	All information which the Vendor knows or could reasonably be expected to know and which would be reasonably likely to affect the Purchaser’s decision to purchase the Shares on the terms and conditions of this agreement, has been fully disclosed to the Purchaser in writing.

Warranty 6 — Accounts

6.1	The Accounts:

(a)	were prepared in accordance with applicable laws and generally accepted accounting principles in Australia; and

(b)	give a true and fair view of the financial position and affairs of each Group Company and the Business as at the Accounts Date.

6.2	Since the Accounts Date:

(a)	each Group Company has carried on the Business in the ordinary and usual course;

(b)	no contracts or commitments differing from those ordinarily made in the conduct of the Business have been entered into or incurred;

(c)	there has been no material adverse change in the assets, liabilities, financial position or the profitability of a Group Company;

(d)	neither Group Company has declared or paid any dividend, made any reduction in its share capital or made any offer, or entered into any agreement, to buy back any of its shares;

(e)	except for current assets offered for sale or sold in the ordinary course of its usual business, no Group Company has disposed of any of the assets included in the Accounts or any assets acquired or agreed to be acquired since the Accounts Date;

(f)	the Business has not been materially adversely affected by the loss of any customer who, in either of the two accounting periods immediately preceding the Accounts Date, accounted for 10 percent or more of the Subsidiary’s sales for either of those periods.

6.3	No person has given a guarantee or indemnity or is otherwise a surety in respect of a Group Company or its Business.

Carrying on business

6.4	The Company has not carried on any business since the date of its incorporation other than to own all of the shares in the capital of the Subsidiary. The Company has not employed any person since the date of its incorporation. The Company will not commence to carry on any other business or employ any person before the Completion Date.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 24

Ownership of assets

6.5	All the assets included in the Accounts are owned by the relevant Group Company to which they relate and material particulars of all fixed assets acquired or agreed to be acquired by a Group Company since the Accounts Date are set out in the Due Diligence Materials.

Encumbrances

6.6	None of the property, assets, undertaking, goodwill or uncalled capital of any Group Company is subject to any Encumbrance.

Management accounts

6.7	The unaudited management accounts of each Group Company for the period of 12 months ended 31 December 2004 have been prepared on a basis consistent with that employed in preparing the Accounts. They give a true and fair view of the assets, liabilities, income, expenditure and cash flow of the Group Company for which they were prepared for that period and at the end of that period and there has been no material adverse change in the assets, liabilities or financial position of a Group Company since that date.

Finance

6.8	There are no guarantees, loans, undertakings or commitments on capital account, actual or contingent, or comfort arrangements (whether or not legally binding) which have been made, given, entered into or incurred by or on behalf of any Group Company (and whether to procure the solvency of any other person or otherwise).

6.9	A Group Company has not borrowed any monies and has no bank overdraft facilities, acceptance credits or other financial facilities outstanding or available to it.

Loans from related parties

6.10	There is no loan to a Group Company from, or amount owing by a Group Company to:

(a)	the Vendor;

(b)	an Associate, or former Associate, of the Vendor (with the exception of Arbutus);

(c)	Robert M Friedland;

(d)	an Associate, or former Associate, of Robert M Friedland (with the exception of Arbutus);

(e)	Ivanhoe Capital Finance Ltd; or

(f)	Goldamere Holdings (L) Ltd,

other than the Beviron Debt 2, Beviron Debt 3, Beviron Debt 6 and Goldamere Debt. In this paragraph 6.10, Associate has the meaning given to that term by section 318 of the Income Tax Assessment Act 1936.

Warranty 7 — Records

7.1	As far as the Vendor is aware, the Records:

(a)	have been fully, properly and accurately kept and completed and are in the possession or control of the Group Company to whom they relate; and

(b)	do not contain material inaccuracies or discrepancies of any kind.

7.2	The constitution of each Group Company given to the Purchaser’s solicitors is its constitution and is complete and accurate in all respects.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 25

Warranty 8 — Business contracts

8.1	As far as the Vendor is aware, there are no agreements, arrangements or understandings affecting a Group Company or the carrying on of the Business that:

(a)	are material to the operation of the Business and have not been disclosed in writing to the Purchaser;

(b)	are outside the ordinary and proper course of business of the Business or otherwise contain any unusual, abnormal or onerous provision;

(c)	are incapable of being fulfilled or performed on time without undue or unusual expenditure of money or effort;

(d)	entitle the other party to terminate the agreement, or impose terms less favourable to the Business, by reason of a sale of the Shares; or

(e)	are agency or management agreements.

8.2	With respect to each contract which is material to the Business, the Vendor is not aware:

(a)	of any party to the contract being in default;

(b)	of any grounds for termination, rescission or avoidance or repudiation of that contract;

(c)	of any fact, matter or circumstance that is reasonably likely to have a material adverse effect on the financial position or prospects of the Subsidiary; or

(d)	of the termination, rescission or avoidance or repudiation of any such contract.

8.3	No Group Company has entered into any transaction that could give any person the right to do either of the following:

(a)	set aside any rights that the Group Company has in relation to that person; or

(b)	recover property or receive any payment from that Group Company,

under Division 2 of Part 5.7B of the Corporations Act 2001 (Cth) or similar laws relating to insolvency or bankruptcy.

8.4	The Subsidiary will not be required after the date of this agreement to undertake any work or supply any goods or services, except on normal commercial terms, under a contract entered into on or before the date of this agreement.

8.5	Since the Accounts Date, there has been no material adverse change to the terms of trade of the Business, including price.

8.6	No offer, tender, quotation or similar intimation given or made by the Subsidiary in connection with the Business, which is capable of giving rise to an agreement merely by the unilateral act of a third party, is still outstanding, except in the ordinary course of the Business.

8.7	The Subsidiary has not manufactured or sold products which do not comply in any material respect with any warranty or representation expressly or impliedly made by it.

8.8	The Subsidiary has not accepted any obligation to take back or otherwise do anything in respect of any item sold or delivered by it.

8.9	As far as the Vendor is aware, all of the agreements to which a Group Company is a party that have been disclosed to the Purchaser are valid, subsisting, legal and binding obligations in accordance with their terms.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 26

8.10	No Group Company has received any written notice which is reasonably likely to have a material adverse effect on the exercise of any rights by a Group Company in respect of any material agreement.

8.11	There is no agreement, arrangement or understanding involving the Subsidiary in relation to the Business which requires, as a condition of the supply of goods and services by the Subsidiary, that the Subsidiary acquire goods or services from any other specific person.

8.12	The Subsidiary is not a party to any agreement, arrangement or understanding under which it is or may be bound to share any profits or to pay any royalties or to waive or abandon any rights in connection with the Business or any of its assets.

8.13	The Subsidiary is not a party to either of the following:

(a)	any agency, distributorship, marketing, purchasing, manufacturing or licensing agreement or arrangement which has, or is likely to have, a material adverse effect on the cash flows or profitability of the Business; or

(b)	any agreement or arrangement which restricts its freedom to carry on any part of the Business in any part of the world in the manner it thinks fit.

8.14	The Subsidiary is not a party, and has not during the last six years been a party, to any of the following:

(a)	any agreement, arrangement concerted practice or course of conduct which is wholly or partly void or unenforceable under the Trade Practices Act 1974 (Cth) or any similar legislation, or which may render it liable to proceedings under any legislation concerning competition; or

(b)	any agreement or arrangement or business practice in respect of which an undertaking has been given by or an order made against or in relation to it under any anti-trust or similar legislation in any jurisdiction in which it carries on the Business or has assets or sales.

Warranty 9 — Employees

9.1	The Company has never employed any person.

9.2	As far as the Vendor is aware, the Subsidiary has complied in all material respects with all obligations arising under law, equity or statute, award, enterprise agreement or other instrument made or approved under any law with respect to employment of its employees including all Records required to be kept in relation to the employment, health and safety of any person.

9.3	In respect of the employees of the Subsidiary who are not the subject of an award or enterprise agreement:

(a)	the Vendor has disclosed to the Purchaser a representative sample of their particulars of employment (including full particulars of pay and other benefits and the dates of commencement of employment or appointment to an office) which, as far as the Vendor is aware, are not materially different from the particulars of employment of the remaining employees of the Subsidiary referred to in this Warranty 9.3;

(b)	none of them has given, or has been given, notice of termination of his or her employment or has indicated an intention to terminate his or her employment;

(c)	no proposal, assurance or commitment (oral or written) has been announced or given to any of them regarding any change to his or her terms of employment (whether or not beneficial to him or her) or (without limiting the foregoing) regarding the continuance,

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 27

introduction, increase or improvement of any benefit (including any retirement, death or disability benefit).

9.4	There is no outstanding offer of employment to any person with a base salary in excess of $200,000, other than a person who would be the subject of an award or enterprise agreement, by any Group Company and there is no such person who has accepted a like offer of employment made by any Group Company but whose employment has not yet started.

9.5	All subsisting contracts of employment to which the Subsidiary is a party are terminable by it on one month’s notice or less.

9.6	The Subsidiary has no liability to pay compensation for loss of office or employment to any present or former employee and no such sums have been paid since the Accounts Date.

9.7	Except in respect of normal accruals of emoluments after the Accounts Date, no sum is owing or promised to any present or former employee of the Subsidiary.

9.8	There are no terms of employment for any employee which provide that a change in control of the Subsidiary (however change of control be defined if at all) entitles the employee to treat the change of control as amounting to a breach of the contract or entitling him or her to any payment or benefit whatsoever or entitling him or her to treat himself or herself as redundant or otherwise dismissed or released from any obligation.

9.9	No claim has been made or threatened against the Subsidiary, or against any person whom the Subsidiary or the Vendor is or may be liable to compensate or indemnify, in respect of any act, event, omission or other matter arising out of or in connection with any of the following:

(a)	any application for employment by any person;

(b)	the employment or termination of employment of any person;

(c)	any retirement, death or disability benefit or any other benefit of whatever type;

(d)	any accident or injury which is not fully covered by insurance.

9.10	There is not, and during the three years preceding the date of this agreement there has not been, any industrial action or industrial dispute directly affecting the Subsidiary. The Vendor is not aware of any circumstances which could reasonably be expected to give rise to such industrial action or industrial dispute.

9.11	The Subsidiary has not made any loan or advance to any employee or past or prospective employee which is in excess of $20,000 and is outstanding.

Warranty 10 — Superannuation

10.1	The Subsidiary has no Superannuation Commitments.

10.2	The Subsidiary has no outstanding or unpaid superannuation contributions.

Warranty 11 — Litigation

11.1	There is:

(a)	no material Claim threatened or pending by or against a Group Company; or

(b)	as far as the Vendor is aware, no material fact, matter or circumstance likely to give rise to any Claim or Liability against a Group Company.

11.2	There are no material unsatisfied or outstanding judgments, orders or awards affecting a Group Company.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 28

11.3	No Group Company is currently involved in any material legal proceedings.

Warranty 12 — Tax

12.1	In Warranty 12:

Consolidated Group has the meaning given in section 703-5 of the 1997 Act.

GST has the meaning given in the GST Act.

GST Act means the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Relief includes either of the following:

(a)	Any relief, loss, allowance, credit, deduction, or set-off in computing income, profits or gains for the purpose of Tax, or any grant conferred on any person; or

(b)	Any right to repayment of Tax (whether or not including interest or penalties) available to that person.

Tax Law means any law in relation to any Tax.

Tax Authority means any government, semi-government, administrative, municipal, statutory, fiscal or judicial body, department, commission, authority, tribunal, agency, entity or person responsible for the collection of any Tax or administration of any Tax Law.

1997	Act means the Income Tax Assessment Act 1997 (Cth).

1936	Act means the Income Tax Assessment Act 1936 (Cth).

Taxation liabilities

12.2	All Tax of any nature whatsoever whether of Australia or elsewhere for which any Group Company is liable or for which any Group Company is liable to account has been duly paid or accrued (in so far as such Tax ought to have been paid or accrued).

12.3	No Group Company is, nor will in the future become, subject to any Taxes on or in respect of or by reference to its profits, gains, income, sales, disposals or deemed disposals of or transactions in relation to assets, inventory, or other property for any period up to and including the Accounts Date in excess of the provision for Tax included in the Accounts. No Group Company has nor will become liable to repay any sales tax credit claimed in excess of amounts entitled to be claimed under the Sales Tax Assessment Act 1992 (Cth).

12.4	No Group Company has done anything which has or would give rise to a liability to Tax under the Taxation (Unpaid Company Tax) Assessment Act 1982 (Cth), whether or not that liability has been discharged.

Deductions and PAYG

12.5	Each Group Company has complied with all of its obligations under any statutory provisions requiring the deduction or withholding of Tax from amounts paid by the Group Company, whether on its own behalf or as agents, and has properly accounted for any Tax so deducted or withheld to any Tax Authority (other than amounts which have yet to become payable). This includes all amounts of Tax required under statutory provisions to be deducted from the salary or wages of Employees of each Group Company.

12.6	No event has occurred as a result of which any Tax from which a Group Company has obtained Relief has become payable.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 29

Consolidated Group Tax

12.7	At the date of Completion, no Group Company is, or has been, a subsidiary member or head company of a Consolidated Group.

Tax returns

12.8	All necessary information, notices, elections, computations and returns in respect of the Tax obligations of the Group have been lodged or filed with the appropriate taxation authorities in accordance with applicable laws and within the prescribed time.

12.9	No Tax return, election or notice lodged or filed by a Group Company contains either of the following:

(a)	A false or misleading statement or omits to refer to a matter which is required to be included or without which the statement is false or misleading.

(b)	A material error or a material omission relating to the assessment of a Tax liability of a Group Company.

12.10	Each Group Company has maintained sufficient records to support all returns lodged or filed relating to Taxes and to comply with any relevant Tax legislation.

Penalties and Interest

12.11	No Group Company has within the past six years paid or become liable to pay, nor, as far as the Vendor is aware, are there any circumstances by reason of which a Group Company will become liable to pay, any penalty, fine, surcharge or interest whether charged by virtue of the provisions of the Tax Acts, the Sales Tax Assessment Act 1992 (Cth), the Tax Administration Act 1953 (Cth) or under any other law relating to Tax.

Investigations

12.12	No Group Company has within the past 12 months suffered any investigation audit or visit by the Commissioner of Tax or any other Tax Authority, and the Vendor is not aware of any such investigation audit or visit planned for the next 12 months.

12.13	If a Group Company has suffered any investigation audit or visit by the Commissioner of Tax or any other Tax Authority during the past 12 months or at any time in the past five years, all information in relation to any such investigation audit or visit has been provided to the Buyer in writing.

Applications

12.14	Each application for a ruling, consent or clearance given to a Tax Authority on behalf of a Group Company fully and accurately disclosed all facts, circumstances and material necessary for the decisions of the taxation authority in connection with the application.

12.15	Each ruling, consent or clearance obtained by or on behalf of a Group Company from a Tax Authority in relation to a Tax issue is valid and effective.

12.16	Each transaction for which that ruling, consent or clearance has previously been obtained has been carried into effect in accordance with the terms of the application, ruling, consent or clearance.

12.17	No Group Company has taken any action which has or might alter or affect any arrangement, agreement or Tax ruling which has previously been negotiated with or obtained from the relevant Government agency under any Tax Law.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 30

Tax losses

12.18	The Tax losses of each Group Company, as disclosed in the most recent lodged corporate income tax return for each Group Company:

(a)	are available to be offset against future assessable income of each Group Companies (subject to the application of section 165-13 of the 1997 Act as a result of the transfer of the Shares);

(b)	have not been, and not required to be as a result of any transaction, act or omission on or before Completion, reduced as a result of the application of the commercial debt forgiveness rules contained in Schedule 2C of the 1936 Act except as follows:

(i)	except as disclosed in the income tax returns of each Group Company which have been reviewed as part of the Due Diligence Materials; and

(ii)	except as disclosed to, and agreed with, the Purchaser, and arising between the date of execution of this agreement and the Completion Date, up to a maximum of US$4,500,000; and

(iii)	except where such an application arises out of the assignment of any loan to the Assignee under a Transaction Document.

Debt Forgiveness

12.19	The commercial debt forgiveness rules contained in Schedule 2C of the 1936 Act have not applied in relation to any transaction, act or omission of a Group Company occurring or arising on or before Completion, except as follows:

(a)	except as disclosed in the income tax returns of each Group Company which have been reviewed as part of the Due Diligence Materials; and

(b)	except as disclosed to, and agreed with, the Purchaser, and arising between the date of execution of this agreement and the Completion Date, up to a maximum of US$4,500,000; and

(c)	except where such an application arises out of the assignment of any loan to the Assignee under a Transaction Document.

Share capital

12.20	No Group Company has a share capital account that is tainted under section 160ARDM of the 1936 Act by the transfer of an amount to the share capital account from any of its other accounts.

Records of Assets

12.21	Each Group Company maintains and has retained for the period required by law the following:

(a)	Accurate records of all assets to which Part IIIA of the 1936 Act or Parts 3.1 to 3.3 of the 1997 Act apply or have applied; and

(b)	Without limiting the generality of the foregoing, accurate records of all information relating to those assets as was referred to in section 160ZZU of the 1936 Act or is referred to in Division 121 of the 1997 Act.

Capital gains tax

12.22	No Group Company has sought capital gains tax Relief under s160ZZO of the 1936 Act or Division 126 of the 1997 Act with respect to any asset acquired by a Group Company and which is still owned by that Group Company.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 31

Australian residence

12.23	Each Group Company is and has throughout the past six years been resident in Australia for Tax purposes.

Tax avoidance

12.24	No Group Company has been a party to or otherwise involved in any transactions to which Part IVA of the 1936 Act or section 91 or Part 8 of the Sales Tax Assessment Act 1992 (Cth) applies.

12.25	Without limiting clause 12.24 of this schedule no Group Company has been involved in any transaction or series of transactions which, or any part of which, may for any Tax purposes be disregarded or reconstructed by reason of any motive to avoid, reduce or delay a possible liability to Tax.

GST

12.26	Any GST required to be paid by a Group Company to the Australian Tax Office has been imposed, obtained and remitted to the Australian Tax Office in accordance with its commitments under the GST Act. Each Group Company has complied with all of its obligations under the GST Act and other legislation associated with the introduction of the GST.

12.27	If under or by virtue of any agreement to which any Group Company is a party, any GST is liable to be paid in connection with any taxable supply made by that Group Company under that agreement, the Group Company will be entitled to recover from the party required to pay for the taxable supply an amount so that after meeting any liability to pay GST the Group Company retains the same amount as if GST was not payable in connection with the taxable supply.

12.28	No Group Company has been a party to or otherwise involved in any transaction to which Division 165 of the GST Act applies.

Stamp duty and other Taxes

12.29	All stamp duty and other Tax payable in respect of every agreement, document or transaction to which a Group Company is or has been a party or by which a Group Company derives, or has derived, a substantial benefit has been duly paid.

Warranty 13 — Insurance

13.1	Each Group Company’s insurances will be current until Completion and, as far as the Vendor is aware, nothing has been done or omitted to be done which will make any policy of insurance void or voidable or materially increase the premiums payable under any policy.

13.2	There are no outstanding material Claims made by a Group Company under any past or present policy of any Group Company and no circumstances are known which could lead to a claim being made.

13.3	No Group Company has received any notice from an insurer affecting its insurances.

13.4	The particulars of the insurance policies effected for the benefit of each Group Company which are set out in the Due Diligence Materials are complete and accurate.

Warranty 14 — Properties

General

14.1	The particulars of the Properties are true and correct in all respects.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 32

14.2	The Properties are the only land and buildings owned, used or occupied by the Group Company.

14.3	The Group Companies have exclusive occupation and right of quiet enjoyment of each of the Properties.

14.4	No notices have been received by a Group Company and there is no order, declaration, report, recommendation or approved proposal of a public authority or government department which would materially affect the use of any of the Properties.

14.5	No breach of planning legislation or of any by-laws, building regulations or other relevant legislation has, as far as the Vendor is aware, been committed in relation to any Property. No notice has been issued or injunction granted or applied for in respect of any breach or alleged breach of planning control or of any by-laws, building regulations or other relevant legislation.

Freehold Properties

14.6	In relation to those Properties, listed in Schedule 4, which are real property owned by the Group (Freehold Properties):

(a)	the Subsidiary is the registered holder and beneficial owner of the Freehold Properties;

(b)	all rates, taxes and levies (including land tax) applicable to the Freehold Properties have been paid; and

(c)	the Subsidiary has not sold, agreed to sell, granted any option to sell, lease or sublease or agreed to lease or sublease any of the Freehold Properties.

Leasehold Properties

14.7	In relation to the Properties, listed in Schedule 4, which are leased by the Company (Leasehold Properties):

(a)	there are no subsisting material breaches of the leases of the Leasehold Properties (Property Leases); and

(b)	no Group Company has received a notice of any breach of the Property Leases.

14.8	The Property Leases:

(a)	are valid and subsisting; and

(b)	have not been amended or modified.

Mining Lease

14.9	The Mining Lease has not been varied.

14.10	No notices have been given or received under the Mining Lease and there are no subsisting disputes involving the Mining Lease and as far as the Vendor is aware there is no material fact, matter or circumstance likely to give rise to any Claim or Liability under the Mining Lease.

14.11	All rent, royalties, fees and outgoings payable under the Mining Lease have been paid.

14.12	There has been no breach of clause 5C.1 of the Goldamere Deed.

Warranty 15 — Plant and Equipment

15.1	The machinery and plant, including fixed plant and machinery, and all vehicles and office equipment owned by the Subsidiary as at the Completion Date:

(a)	are in good repair and condition (subject to fair wear and tear);

(b)	are in satisfactory working order;

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 33

(c)	are and are maintained in accordance with industry best practice standards;

(d)	have been properly serviced; and

(e)	are not surplus to the Subsidiary’s requirements.

Warranty 16 — Environment

16.1	As far as the Vendor is aware, the Subsidiary has not received any notice or other communication that notifies or alleges that it is in breach of any Environmental Law or Environmental Authorisation, or that any Environmental Authorisation may be subject to modification, suspension or revocation. As far as the Vendor is aware, there are no circumstances likely to give rise to any breach, modification, suspension or revocation of an Environmental Authorisation.

16.2	There is no charge or covenant against or over the Land or assets of the Subsidiary in favour of any relevant environmental protection authority as security for the clean-up or other costs under any relevant Environmental Law.

16.3	All Environmental Authorisations required to be held by the Subsidiary have been obtained, are in full force and effect, have been complied with at all times.

16.4	As far as the Vendor is aware, the Subsidiary has complied with all Environmental Laws and all Environmental Authorisations.

16.5	As far as the Vendor is aware, no aspect of the Subsidiary’s or any former owner or occupier’s occupation or use of any of the Properties could give rise to loss, liability, claims, prosecutions or legal proceedings against the Subsidiary as owner or occupier of the Properties.

16.6	The Subsidiary has not taken any action with respect to the Properties, which has aggravated or extended the Subsidiary’s liability under an Environmental Law for any contamination, pollutant or pollution on the Properties that may have been caused by past operations of a former occupier of the Properties.

Warranty 17 — Compliance with statutory requirements

17.1	As far as the Vendor is aware:

(a)	the Group holds all statutory leases, licences, consents, approvals and authorisations necessary for carrying on the Business and the use of the Property;

(b)	each Group Company has complied with the terms of those leases, licences, consents, approvals and authorisations; and

(c)	there are no facts which could prejudice renewal or lead to revocation or variation in any material respect of those leases, licences, consents, approvals and authorisations.

17.2	Each Group Company has complied at all times with all current laws and codes of practice concerning all matters pertaining to its affairs including the conduct of the Business and:

(a)	the protection of human health; and

(b)	the conditions of the work place.

17.3	There are no outstanding notices or orders affecting a Group Company or the Business and the Vendor is not aware of any circumstance which may reasonably result in the imposition of any such notice or order.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 34

17.4	As far as the Vendor is aware, there have not been and are not pending, or in existence, any investigations or enquiries by, or on behalf of, any Governmental Authority in respect of any of the affairs of any Group Company.

17.5	The Subsidiary has not paid any commission or made any payment whether to secure business or otherwise, to any person, firm or company which in the hands of such person, firm or company would, in accordance with the relevant law be illegal.

17.6	As far as the Vendor is aware, no director, officer, agent, employee or other person acting on behalf of any Group Company has been party to the use of any assets of the Group Company for unlawful contributions, gifts, entertainment or other unlawful expenses relating to any activity, including any political activity, or to the establishment or maintenance of any unlawful or unrecorded fund of monies or other assets, or to the making of any false or fictitious entries in the books or records of a Group Company, or to the making of any unlawful payment.

Warranty 18 — Related party contracts

18.1	No Group Company is a party to any contract or arrangement in which the Vendor or any Associate of the Vendor is interested, directly or indirectly, nor has there been any such contract or arrangement at any time during the six years up to the date of this agreement.

18.2	No Group Company is a party to, nor have its profits or financial position during the three financial years ending on the Accounts Date been affected by, any contract or arrangement which is not of an entirely arms length nature.

18.3	Neither the Vendor nor any Associate of the Vendor is a party to any outstanding agreement or arrangement for the provision of finance, goods, services or other facilities to or by any Group Company or in any way relating to any Group Company or its affairs. Since the Accounts Date no amount has been paid pursuant to any such agreement or arrangement and the amount payable up to Completion is not more than US$419,682.

18.4	In this Warranty 18, Associate has the meaning given to that term by section 318 of the Income Tax Assessment Act 1936.

Warranty 19 — Intellectual property, information technology and confidential information

19.1	In warranty 19:

Intellectual Property Rights means all and any patents, patent applications, trade marks, service marks, trade names, registered designs, unregistered design rights, copyrights, know how, trade secrets, domain names, internet addresses, rights in confidential information, and all and any other intellectual property rights, whether registered or unregistered, and including all applications and rights to apply for any of the same.

19.2	No activities of the Subsidiary (or of any licensee under any licence granted by a Group Company) infringe or are likely to infringe any Intellectual Property Rights of any third party and, as far as the Vendor is aware, no claim has been made against the Subsidiary or any such licensee in respect of such infringement.

19.3	Details of all registered Intellectual Property Rights (including applications to register the same) and all commercially significant unregistered Intellectual Property Rights owned or used by the Subsidiary are set out in the Due Diligence Materials.

19.4	The Subsidiary is the sole legal and beneficial owner of or applicant for the Intellectual Property Rights referred to in clause 19.5 free of any Encumbrance.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 35

19.5	Details are set out in the Due Diligence Materials of all material licences and other agreements relating to Intellectual Property Rights to which the Subsidiary is a party (whether as licensor or licensee) or which relate to any Intellectual Property Rights owned by the Subsidiary. The Subsidiary is not in breach of any such agreement, and as far as the Vendor is aware, no third party is in breach of any such agreement.

19.6	The Subsidiary owns or has licensed to it all Intellectual Property Rights it requires to carry on the Business as such business has been carried on during the year prior to the date of this agreement. These rights will not be affected by the acquisition of the Shares by the Purchaser.

19.7	The Vendor is not aware of any unauthorised use by any person of any Intellectual Property Rights or confidential information of the Subsidiary.

19.8	As far as the Vendor is aware, no Group Company nor any predecessor in the Business has at any time disclosed to any person other than the Purchaser any of the following:

(a)	any secret or confidential information or property of the Subsidiary, including (without limitation) financial information, trade secrets, plans, statistics, documents, files, client lists, marketing information, records and papers;

(b)	any other information relating to the Business which could reasonably cause loss or damage to, or have a material adverse affect on the Business; or

(c)	any secret or confidential information relating to any customers, clients, employees and agents of the Business or to any other person who has or has had any dealings with it,

except as required by law, to a Group Company’s professional advisor, during the ordinary course of business or during the course of due diligence investigations, such disclosure or due diligence investigations taking place subject to an obligation of confidentiality.

19.9	The Vendor has disclosed to the Purchaser, in the Due Diligence Materials, all information technology which the Subsidiary owns or uses in order to carry on the Business, as well as the basis of that ownership. It has disclosed to the Purchaser in writing all lease, hire and other arrangements relating to that information technology.

19.10	All the records and systems (including computer systems) and all data and information of a Group Company are recorded, stored, maintained, operated or held exclusively by a Group Company. They are not wholly dependent on any facilities or means (including any electronic, mechanical or photographic process, computerised or otherwise) which are not under the exclusive ownership and control of a Group Company. Any records for which a Group Company is partly dependent on facilities or means not under its exclusive ownership and control, may be obtained on the provision of reasonable notice at reasonable costs (eg photocopying, postage, shipping etc).

19.11	No Group Company has disclosed to any third party any of those records, control and other systems, data or information referred to in paragraph 19.10.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 36

Schedule 3 — Properties

Part A: Freehold Properties

Freehold Property:	Volume 55114 Folio 1
Volume 65928 Folio 1
Volume 251431 Folio 1
Volume 14503 Folio 1
Volume 64188 Folio 1
Volume 22140 Folio 1
Volume 66530 Folio 1
Volume 55114 Folio 2
Volume 55114 Folio 3
Volume 55117 Folio 243
Volume 23483 Folio 2
Volume 66530 Folio 2
Volume 6887 Folio 101

Registered proprietor:	Goldamere Pty Limited ACN 073 634 581

Mortgages:	Real Property Mortgage granted by Goldamere Pty Limited in favour of Societe Generale dated 20 August 2004 in relation to the freehold properties marked in italic text above.

Real Property Mortgage (Registered Mortgage No C82324) granted by Goldamere Pty Limited in favour of Arbutus Holding Limited in relation to the freehold properties marked in italic text above.

Part B: Leasehold Properties and Property Leases

Leasehold Property:	58-60 Wilmot Street

Burnie TAS 7320

Property Lease dated:	16 February 2001

Lessor:	I.R.M. Holdings Pty Limited (prior to 21 April 2004 the lessor was Braddon Securities Pty Limited)

Lessee:	Goldamere Pty Limited

Rent:	$3,500 per month

Term:	3 years from 1 March 2001 to 1 March 2003 with two options of 3 years each available to the lessee. There are no written records of the exercise by the Subsidiary of the option to extend this lease.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 37

Rent review clause:	Rent will increase yearly (except for the first year of a renewed term) in accordance with the Consumer Price Index for Hobart (all groups), provided that the increase is no less than 2% and no more than 5% of the amount payable in the previous year.

Change of control clause:	None

Leasehold Property:	Suite 562/563,
Level 5 Edgecliff Centre,
203-233 New South Head Road,
Edgecliff NSW 2027

Property Lease dated:	7 January 1999

Lessor:	Edgecliff Serviced Offices Pty Limited

Lessee:	Goldamere Pty Limited

Rent:	$2,750 per month

Car Space License fee:	$500 per month

Term:	12 months from 1 April 2004 to 31 March 2005 and thereafter month to month

Rent review clause:	The Lessor may increase the rent at any time in accordance with the Consumer Price Index for Sydney (all groups) and pass on to the lessee any increases in taxes, rates and outgoings applicable to the leased property. After the expiration of the initial term or a renewed term, the rent payable month to month will be the rate applicable on the last day of the expiring term plus 20%.

Change of control clause:	None

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 38

Signing page

EXECUTED as an agreement.

Executed by Ivanhoe Mines Ltd. by its attorney Sebastian Hempel under power of attorney dated 3 February 2005 in the presence of

/s/ Sean Stabb	/s/ Sebastian Hempel

Signature of witness	Sebastian Hempel

SEAN STABB

Name of witness (print)

Executed by Stemcor Pellets Ltd by its attorney Paul Whitehead under power of attorney dated 3 February 2005 in the presence of

/s/ Thomas Girgensohn	/s/ Paul Whitehead

Signature of witness	Paul Whitehead

T. GIRGENSOHN

Name of witness (print)	Thomas Girgensohn

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 39

Head Agreement

in relation to the acquisition of the
Savage River iron ore mine

Ivanhoe Mines Ltd. (Vendor)
Stemcor Pellets Ltd (Purchaser)
Dominant Holdings AG (Assignee)
Stemcor Holdings Limited (Guarantor)

Head Agreement

in relation to the acquisition of the Savage River iron ore mine

Details	4

Agreed terms	6

1. Defined terms & interpretation	6
1.1 Defined terms	6
1.2 Interpretation	10
1.3 Headings	11

2. Transaction	11
2.1 Assignment of Debts	11
2.2 Purchase of Shares	11

3. Transaction Consideration	11
3.1 Amount	11
3.2 Initial Transaction Consideration - Tranche 1	11
3.3 Initial Transaction Consideration - Tranche 2	11
3.4 Deferred Transaction Consideration to be paid in annual instalments	12
3.5 Amount of each Instalment	12
3.6 Stoppage Consideration	12
3.7 Split of Transaction Consideration	13
3.8 Cleared funds	14

4. Non-Solicitation Period	14
4.1 Conduct during Non-Solicitation Period	14
4.2 Notification of approaches	14
4.3 Normal provision or information	14
4.4 Right to exceed Other Proposal	15

5. Representations by parties	15
5.1 Representations by Assignee	15
5.2 Tax representation by Assignee	15
5.3 Application of representations by the Assignee	16
5.4 Representations by Purchaser	16
5.5 Tax representation by Purchaser	16
5.6 Application of representations by the Purchaser	16
5.7 Representations by Guarantor	16
5.8 Tax representation by Guarantor	17
5.9 Application of representations by the Guarantor	17
5.10 Representations by Vendor	17
5.11 Application of representations by the Vendor	17

6. Confidentiality and publicity	18
6.1 Confidentiality - Purchaser	18
6.2 Confidentiality - Vendor	18
6.3 Confidential Information	18
6.4 Announcements	18

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Head Agreement | page 2

7. Obligation to consult in relation to Production	19

8. Resolution of disputes – international arbitration	19

9. GST	19
9.1 Interpretation	19
9.2 GST gross up	19
9.3 Reimbursements	19
9.4 Tax invoice	19

10. Guarantor’s guarantee	19
10.1 Guarantee and indemnity	19
10.2 Extent of guarantee and indemnity	20
10.3 Principal and independent obligation	20
10.4 Enforcement against Guarantor	20
10.5 Reinstatement of guarantee and indemnity	20

11. Notices and other communications	21
11.1 Service of notices	21
11.2 Effective on receipt	21

12. Miscellaneous	21
12.1 Alterations	21
12.2 Approvals and consents	21
12.3 Assignment	21
12.4 Costs	21
12.5 Stamp duty	21
12.6 Survival	21
12.7 Counterparts	22
12.8 No merger	22
12.9 Entire agreement	22
12.10 Further action	22
12.11 Severability	22
12.12 Waiver	22
12.13 Relationship	22
12.14 Governing law and jurisdiction	22
Schedule 1 - Arbutus Agreement	23

Schedule 2 - Beviron Agreement	24

Schedule 3 - Deed of Assignment	25

Signing page	26

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Head Agreement | page 3

Details

Date	4 February 2005

Parties

Name	Ivanhoe Mines Ltd. ARBN 075 217 097
Short form name	Vendor
Notice details	Suite 654, 999 Canada Place, Vancouver, British Columbia V6C 3E1, Canada
Facsimile +1 604 682 6728
Attention Peter Meredith

Name	Stemcor Pellets Ltd - registered number 2188847
Short form name	Purchaser
Notice details	Level 27, City Point, 1 Ropemaker Street, London
EC2Y9ST, United Kingdom
Facsimile +44 20 7775 3679
Attention Company Secretary

Name	Dominant Holdings AG - CH-130.0.005.376-5
Short form name	Assignee
Notice details	Poststrasse 5
CH-8808 Pfaeffikon SZ
Switzerland
Facsimile +41 58 261 5001
Attention Andreas Baer

Name	Stemcor Holdings Limited
Short form name	Guarantor
Notice details	Level 27, City Point, 1 Ropemaker Street, London
EC2Y9ST, United Kingdom
Facsimile +44 20 7775 3679
Attention Company Secretary

Background

A	Immediately prior to the assignment of the following debts under the Deed of Assignment, the Vendor will be the legal and beneficial owner of the following debts:

(i) Beviron Debt 2;

(ii) Beviron Debt 3;

(iii) Goldamere Debt;

(iv) Beviron Debt 6; and

(v) Arbutus Debt.

B	The Vendor is the legal and beneficial owner of the Arbutus Shares.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Head Agreement | page 4

C	At the Completion Date, the Vendor will be the legal and beneficial owner of the Beviron Shares following the liquidation of Goldamere Holdings (Canada) Limited and ABM Mining Limited.

D	The Vendor has agreed to assign its rights in relation to the Debts to the Assignee, and the Assignee has agreed to accept the assignment of the Vendor’s rights in relation to the Debts, on and from 25 February 2005 or such later date agreed between the Vendor and the Assignee, but in any event a date being no later than one Business Day prior to the Completion Date on the terms and conditions set out in this agreement and the Transaction Documents.

E	The Vendor has agreed to sell and the Purchaser has agreed to purchase the Beviron Shares on the terms and conditions set out in this agreement and the Transaction Documents.

F	The Vendor has agreed to sell and the Assignee has agreed to purchase the Arbutus Shares on the terms and conditions set out in this agreement and the Transaction Documents.

G	The Guarantor is the ultimate holding company of the Purchaser and Assignee and has agreed to guarantee the obligations of the Purchaser and Assignee under this agreement and the Transaction Documents.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Head Agreement | page 5

Agreed terms

1.	Defined terms & interpretation

1.1	Defined terms

In this document:

ABM Mining Limited means ABM Mining Limited, a company incorporated in Yukon, Canada, and having its registered office at 300-204, Black Street, Whitehorse, Yukon Y1A2M9, Canada.

Arbutus means Arbutus Holding Ltd., a company incorporated in the British Virgin Islands, registration number 497003, further details of which are set out in Schedule 1 to the Arbutus Agreement.

Arbutus Agreement means a share sale agreement in respect of the shares held by the Vendor in Arbutus in the form attached to this agreement as Schedule 1.

Arbutus Consideration means US$1 and the monetary consideration, if any, as applied under item 8 of the table in clause 3.7 of this agreement, for the sale of the Arbutus Shares by the Vendor to the Purchaser in accordance with the terms of the Arbutus Agreement.

Arbutus Debt has the meaning given to that term in the Deed of Assignment.

Arbutus Debt Consideration means US$1 and the monetary consideration, if any, as applied under item 5 of the table in clause 3.7 of this agreement, for the assignment by the Vendor of Arbutus Debt to the Assignee in accordance with the terms of the Deed of Assignment.

Arbutus Shares means all of the shares in the capital of Arbutus.

Associate has the meaning given to that term by sections 10 to 17 of the Corporations Act.

Beviron means Beviron Pty Limited ACN 078 197 323, further details of which are set out in Part A of Schedule 1 to the Beviron Agreement.

Beviron Agreement means a share sale agreement in respect of the shares held by the Vendor in Beviron in the form attached to this agreement as Schedule 2.

Beviron Consideration means A$1 and the monetary consideration, if any, as applied under item 7 of the table in clause 3.7 of this agreement, for the sale of the Beviron Shares by the Vendor to the Purchaser in accordance with the terms of the Beviron Agreement.

Beviron Shares means all of the shares in the capital of Beviron.

Beviron Debt 2 has the meaning given to that term in the Deed of Assignment.

Beviron Debt 2 Consideration means US$1 and the monetary consideration, if any, as applied under item 1 of the table in clause 3.7 of this agreement, for the assignment by the Vendor of Beviron Debt 2 to the Assignee in accordance with the terms of the Deed of Assignment.

Beviron Debt 3 has the meaning given to that term in the Deed of Assignment.

Beviron Debt 3 Consideration means US$1 and the monetary consideration, if any, as applied under items 2 and 6 of the table in clause 3.6 of this agreement, for the assignment by the Vendor of Beviron Debt 3 to the Assignee in accordance with the terms of the Deed of Assignment.

Beviron Debt 3 Interest means interest of US$1,512,920 accrued over the period to 31 December 2001 and forming part of Beviron Debt 3.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Head Agreement | page 6

Beviron Debt 3 Principal means the principal component of Beviron Debt 3, being an amount of US$9,500,000.

Beviron Debt 6 has the meaning given to that term in the Deed of Assignment.

Beviron Debt 6 Consideration means A$1 and the monetary consideration, if any, as applied under item 4 of the table in clause 3.7 of this agreement, for the assignment by the Vendor of Beviron Debt 6 to the Assignee in accordance with the terms of the Deed of Assignment.

Business means the businesses carried on by the Group as at the date of this agreement, including the business of mining iron ore in the area known as Savage River and the production of iron ore pellets in Tasmania in Australia carried on under the business name ‘Australian Bulk Minerals’ and includes all licences, authorities, plant and equipment used in connection with those activities and whose principal place of business is 58-60 Wilmot Street, Burnie, Tasmania, 7320, Australia.

Business Day means:

(a)	for receiving a Notice under clause 11, a day that is not a Saturday, Sunday, public holiday or bank holiday in the place where the Notice is received; and

(b)	for all other purposes, a day that is not a Saturday, Sunday, public holiday or bank holiday in New South Wales.

Business Hours means from 9.00am to 5.00pm on a Business Day.

Cashflow Adjustment means an amount calculated in accordance with the following formula:

Cashflow Adjustment	=	Sales for the relevant Ore Year
1,800,000

Completion Date has the meaning given to that term in the Beviron Agreement.

Confidential Information means:

(a)	all information of, used by, related to or connected with the Business, any Group Company or their transactions, operations and affairs;

(b) all other information treated by any Group Company as confidential;

(c)	all notes, data, reports and other records (whether or not in tangible form) based on, incorporating or derived from information referred to in paragraphs (a) or (b); and

(d)	all copies (whether or not in tangible form) of the information, notes, reports and records referred to in paragraphs (a), (b) or (c),

that is not public knowledge (otherwise than as a result of a breach of a confidentiality obligation of a party).

Corporations Act means the Corporations Act 2001 (Cth).

Debts means:

(i)	Beviron Debt 2;

(ii)	Beviron Debt 3;

(iii)	Beviron Debt 6;

(iv)	Goldamere Debt; and

(v)	Arbutus Debt.

Deed of Assignment means a deed of assignment in respect of the Debts in a form substantially similar to that attached to this agreement as Schedule 3.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Head Agreement | page 7

Deferred Transaction Consideration means an amount comprised of five (5) annual Instalments, payable in accordance with clause 3.4.

dltu means dry long tonne units.

Event 1 Amount means the total amount of iron ore pellets (expressed in dry metric tonnes) produced by the Business in the Pellet Period but not sold. An amount of iron ore pellets will be taken to have been sold by the Business in the Pellet Period where the date of the bill of lading relating to the shipment of those iron ore pellets falls within the Pellet Period.

Event 1 Date means five (5) Business Days after the first date on which Sales since the end of the Pellet Period exceeds the Event 1 Amount.

Event 2 Amount means the difference between Full Capacity and Production for the Pellet Period (expressed in dry metric tonnes).

Event 2 Date means five (5) Business Days after the first date on which Sales since the end of the Pellet Period exceeds the amount determined by adding the Event 1 Amount to the Event 2 Amount.

Full Capacity means 8.815 million dry metric tonnes of iron ore pellets.

Goldamere means Goldamere Pty Limited ACN 073 634 581, further details of which are set out in Part B of Schedule 1 to the Beviron Agreement

Goldamere Debt has the meaning given to that term in the Deed of Assignment.

Goldamere Debt Consideration means US$1 and the monetary consideration, if any, as applied under item 3 of the table in clause 3.7 of this agreement, for the assignment by the Vendor of Goldamere Debt to the Assignee in accordance with the terms of the Deed of Assignment.

Goldamere Holdings (Canada) Limited means Goldamere Holdings (Canada) Limited, a company incorporated in Yukon, Canada, and having its registered office at 300-204, Black Street, Whitehorse, Yukon Y1A2M9, Canada.

Group means Beviron and Goldamere.

Group Company means any of Beviron and Goldamere.

Initial Transaction Consideration - Tranche 1 means the amount of US$15,000,000, payable in accordance with clause 3.2.

Initial Transaction Consideration - Tranche 2 means the amount of US$6,500,000 (or as may be increased under clause 3.3), payable in accordance with clause 3.3.

Instalment means an instalment of the Deferred Transaction Consideration the amount of which is to be calculated in accordance with clause 3.5 and is to be paid in accordance with clause 3.4.

Liabilities includes all liabilities (whether actual, contingent or prospective), losses, damages, costs and expenses of whatever description.

mt means metric tonne.

Nibrasco Pellet Price means the effective price (NPP) expressed in metric tonne (mt) calculated from the Nibrasco/JSM fob Tubarao price level as quoted in the TEX Report and expressed in US cents per dltu using the following formula:

NPP (mt)	=	Nibrasco/JSM price per dltu * 0.655)

1.0161

        For example, in 2004:

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Head Agreement | page 8

NPP (mt)	=	(59.10 * 0.655)	=	US$38.097 per mt
1.0161

Non-Solicitation Period means the period from the date of execution of this agreement to the Completion Date, inclusive.

NPPM means the number in the first column of the table in clause 3.5 nearest to the Nibrasco Pellet Price shown in the second column of that table as at the date that an Instalment is required to be paid in accordance with clause 3.4.

Ore Year means the period from 1 April in any given year to 31 March of the following year.

Other Proposal means any expression of interest, proposal or offer by any person (other than the Purchaser or an Associate of the Purchaser) to evaluate or enter into any transaction the terms of which are similar to those set out in this agreement, or under which:

(a)	that person (together with its Associates) may acquire any interest in the Shares or any shares in Goldamere;

(b)	that person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the Business;

(c)	that person may otherwise acquire control of or merge or amalgamate with any or all of Arbutus, Beviron and Goldamere;

(d)	Any or all of Arbutus, Beviron and Goldamere, will issue any of its share capital as consideration for the assets or share capital of another person; or

(e)	Any or all of Arbutus, Beviron and Goldamere, will effect or implement any reorganisation, recapitalisation or dissolution.

Pellet Period means the period from 1 April 2005 to 31 March 2010.

Production means the amount of iron ore pellets (expressed in dry metric tonnes) produced by the Business in a given period.

Sales means the total amount of iron ore pellets (expressed in dry metric tonnes) sold (at any price) by the Business in the relevant period. An amount of iron ore pellets will be taken to have been sold by the Business in a relevant period where the date of the bill of lading relating to the shipment of those iron ore pellets falls within the relevant period.

Sales Target means Sales during the Pellet Period equal to or exceeding Production for the Pellet Period.

Shares means the Arbutus Shares and the Beviron Shares.

Stoppage Consideration means an amount payable (if any) under clause 3.6.

Tax means all forms of taxes, duties, imposts, charges, withholdings, rates, levies or other governmental impositions of whatever nature and by whatever authority imposed, assessed or charged together with all costs, charges, interest, penalties, fines, expenses and other additional statutory charges, incidental or related to the imposition.

Transaction Consideration means the monetary consideration (deferred, conditional or otherwise) for the transactions contemplated by this agreement and the Transaction Documents, as set out in clause 3.

Transaction Documents means the:

(i)	Arbutus Agreement;

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Head Agreement | page 9

(ii)	Beviron Agreement; and

(iii)	Deed of Assignment.

1.2 Interpretation

     In this agreement, except where the context otherwise requires:

(a)	the singular includes the plural and vice versa, and a gender includes other genders;

(b)	another grammatical form of a defined word or expression has a corresponding meaning;

(c)	a reference to a clause, paragraph, schedule or annexure is to a clause or paragraph of, or schedule or annexure to, this agreement, and a reference to this agreement includes any schedule or annexure;

(d)	a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

(e)	a reference to A$, $A or AUD is to Australian currency;

(f)	a reference to US$, $US or USD is to United States currency;

(g)	a reference to time is to Sydney, Australia time;

(h)	a reference to a party is to a party to this agreement, and a reference to a party to a document includes the party’s executors, administrators, successors and permitted assigns and substitutes;

(i)	a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

(j)	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(k)	a word or expression defined in the Corporations Act has the meaning given to it in the Corporations Act;

(l)	the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;

(m)	any agreement, representation, warranty or indemnity by two or more parties (including where two or more persons are included in the same defined term) binds them jointly and severally;

(n)	any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(o)	a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this agreement or any part of it; and

(p)	if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.

(q)	a reference to except as disclosed is to something disclosed in this agreement or the Disclosure Letters referred to in the Beviron Agreement and Arbutus Agreement.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Head Agreement | page 10

1.3	Headings

Headings are for ease of reference only and do not affect interpretation.

2.	Transaction

2.1	Assignment of Debts

The parties agree to enter into the following documents in order that the Debts may be assigned by the Vendor to the Assignee on the terms and conditions set out in the relevant Transaction Document:

Loan	Transaction Document
Beviron Debt 2	Deed of Assignment

Beviron Debt 3	Deed of Assignment

Goldamere Debt	Deed of Assignment

Beviron Debt 6	Deed of Assignment

Arbutus Debt	Deed of Assignment

2.2	Purchase of Shares

The parties agree to enter into the following documents in order that the Vendor will sell the Shares and:

(a)	the Purchaser will purchase the Beviron Shares; and

(b)	the Assignee will purchase the Arbutus Shares,

on the terms and conditions set out in the relevant Transaction Document:

Shares	Transaction Document
Arbutus Shares	Arbutus Agreement

Beviron Shares	Beviron Agreement

3.	Transaction Consideration

3.1	Amount

The Transaction Consideration comprises:

(a)	The Initial Transaction Consideration - Tranche 1;

(b)	The Initial Transaction Consideration - Tranche 2;

(c)	The Deferred Transaction Consideration (if any); and

(d)	The Stoppage Consideration (if any).

3.2	Initial Transaction Consideration - Tranche 1

The Assignee must pay the Initial Transaction Consideration - Tranche 1 on the Completion Date.

3.3	Initial Transaction Consideration - Tranche 2

The Initial Transaction Consideration - Tranche 2 is to be paid on or before either:

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Head Agreement | page 11

(a)	31 July 2005; or

(b)	31 January 2006,

at the Assignee’s option, provided however that if the Assignee does not pay the Initial Transaction Consideration - Tranche 2 on or before 31 July 2005, the Initial Transaction Consideration - Tranche 2 shall be increased by an amount equal to US$195,000.

3.4	Deferred Transaction Consideration to be paid in annual instalments

The Deferred Transaction Consideration will be payable in five (5) annual Instalments by the party whose name is shown next to the relevant item in the table in clause 3.7. The amount of each Instalment is to be determined by reference to clause 3.5 and is to be paid not later than 31 March of the calendar year in which the Instalment is required to be paid.

The first Instalment under this clause 3.4 is required to be paid on 31 March 2006.

3.5	Amount of each Instalment

The amount of each Instalment is to be determined in accordance with the following formula:

Instalment	=	NPPM x US$1,800,000 x Cashflow Adjustment

where NPPM (the Nibrasco Pellet Price multiplier) expressed in US$ per mt is determined by reference to the following table:

NPPM	Nibrasco Pellet Price as at the date that the Instalment is required to be paid

Nil	Less than US$30 per mt

1	Greater than or equal to US$30 per mt but less than US$35 per mt

1.5	Greater than or equal to US$35 per mt but less than US$40 per mt

2	Greater than or equal to US$40 per mt but less than US$42.5 per mt

3	Greater than or equal to US$42.5 per mt but less than US$43.75 per mt

3.5	Greater than or equal to US$43.75 per mt but less than US$45 per mt

4	Greater than or equal to US$45 per mt but less than US$47.5 per mt

5	Greater than or equal to US$47.5 per mt but less than US$50 per mt

6	Greater than or equal to US$50 per mt but less than US$55 per mt

7.75	Greater than or equal to US$55 per mt but less than US$60 per mt

9.5	Greater than or equal to US$60 per mt but less than US$65 per mt

11.25	Greater than or equal to US$65 per mt but less than US$70 per mt

13	Greater than or equal to US$70 per mt but less than US$75 per mt

14.75	Greater than or equal to US$75 per mt but less than US$80 per mt

16.5	Greater than or equal to US$80 per mt

3.6	Stoppage Consideration

Where one of the events set out in the following table occurs, an amount of Stoppage Consideration shown next to that item shall be payable on or before the date indicated:

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Head Agreement | page 12

Date on or before
which Stoppage
Consideration to be
	Event	Stoppage Consideration	paid
1.	Where the Sales Target is not met for the Pellet Period	The amount determined by multiplying the Event 1 Amount by US$1 and then by the NPPM (as determined under clause 3.5 for the Ore Year in which the Event 1 Date falls)	Event 1 Date

2.	Production at the Savage River Mine during the Pellet Period is less than 95% of Full Capacity	The amount determined by multiplying the Event 2 Amount by US$1 and then by the NPPM (as determined under clause 3.5 for the Ore Year in which the Event 2 Date falls)	Event 2 Date

3.7	Split of Transaction Consideration

The Transaction Consideration shall be applied in the following order sequentially (provided, however, that the Guarantor may, at sole discretion, direct that the order of items 6 and 7 in the table be reversed) and be paid by the party whose name is shown next to the relevant item number, until it is exhausted such that the amount applied in respect of each item does not exceed the corresponding maximum amount(s) as shown in the table:

Maximum
amount to
Rank	As consideration for:	be applied:	Party
1.	The assignment by the Vendor of Beviron Debt 2 to the Assignee in accordance with the terms of the Deed of Assignment.	US$5,000,000	Assignee

2.	The assignment by the Vendor of Beviron Debt 3 Principal to the Assignee in accordance with the terms of the Deed of Assignment.	US$9,500,000	Assignee

3.	The assignment by the Vendor of Goldamere Debt to the Assignee in accordance with the terms of the Deed of Assignment.	US$15,200,397 and A$4,457,802	Assignee

4.	The assignment by the Vendor of Beviron Debt 6 to the Assignee in accordance with the terms of the Deed of Assignment.	A$11,000,000	Assignee

5.	The assignment by the Vendor of Arbutus Debt to the Assignee in accordance with the terms of the Deed of Assignment.	US$8,192,085	Assignee

6.	The assignment by the Vendor of the Beviron Debt 3 Interest to the Assignee in accordance with the terms of the Deed of Assignment.	US$1,512,920	Assignee

7.	The purchase of the Beviron Shares.	A$126,180,149	Purchaser

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Head Agreement | page 13

Maximum
amount to
Rank	As consideration for:	be applied:	Party
8.	The purchase of the Arbutus Shares.	The remaining Transaction Consideration	Assignee

3.8	Cleared funds

All payments under this clause 3 must be paid by bank cheque, telegraphic transfer to an account or accounts nominated by the Vendor or otherwise in cleared funds.

4.	Non-Solicitation Period

4.1	Conduct during Non-Solicitation Period

During the Non-Solicitation Period, the Vendor must not, subject to this clause 4, and must use its best efforts to cause its Associates, officers and advisers not to:

(a)	solicit, encourage or invite, directly or indirectly, any enquiries, discussions or proposals in relation to, or which may reasonably be expected to lead to, an Other Proposal;

(b)	initiate any discussions or negotiations in relation to, or which may reasonably be expected to lead to, an Other Proposal or which might otherwise lead to the transactions set out in this agreement not proceeding, whether any such discussions or negotiations are solicited or encouraged by the Vendor or otherwise;

(c)	recommend or endorse, or propose to recommend or endorse, any Other Proposal; or

(d)	communicate to any person an intention to do any of the things referred to in clauses 4.1(a) to 4.1(c).

4.2	Notification of approaches

During the Non-Solicitation Period, the Vendor will promptly advise the Purchaser of:

(a)	any approach, inquiry or proposal made to, and any attempt to initiate negotiations or discussions with Vendor or its Associates with respect to any Other Proposal, whether unsolicited or otherwise;

(b)	any request for information relating to the Group, any Group Company or the Business which the Vendor has reasonable grounds to suspect may relate to a current or future Other Proposal;

(c)	the identity of the person or persons taking any action referred to clause 4.2(a) or 4.2(b), and the terms and conditions of any Other Proposal; and

(d)	any provision by the Vendor or any of its Associates of any information relating to the Group, any Group Company or the Business to any person in connection with or for the purposes of an Other Proposal.

4.3	Normal provision or information

Nothing in this clause 4 prevents the Vendor from:

(a)	providing information to its Associates;

(b)	the provision of any information required by law;

(c)	permitting any party that has, prior to the commencement of the Non-Solicitation Period, made or indicated its intention to make an Other Proposal from initiating, pursuing or completing due diligence investigations in relation to the Group, any Group Company, Arbutus or the Business;

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Head Agreement | page 14

(d)	providing any information in relation to the Group, any Group Company or the Business as any such party to this agreement may request in connection with such due diligence investigations; or

(e)	receiving an Other Proposal from any such party.

4.4	Right to exceed Other Proposal

If, prior to the Completion Date, a party other than the Purchaser makes an Other Proposal (the First Offer) to the Vendor that its Board of Directors determines, in the exercise of its fiduciary duties, is superior in any material respect to the terms hereof, the Vendor shall give notice in writing to the Purchaser of such Other Proposal within two business days of the date of such determination by the Board. If, within seven business days of the delivery of such notice, the Purchaser does not deliver an offer in writing to the Vendor that the Board of Directors of the Vendor concludes, in the exercise of its fiduciary duties, is superior in a material respect to the First Offer, the Vendor shall be free to terminate this agreement and all Transaction Documents, accept the First Offer and complete the transaction contemplated thereby with the buyer thereunder. In such event, upon closing of the transaction contemplated by the First Offer, the Vendor shall reimburse an amount, not to exceed US$200,000, to the Purchaser as reimbursement of reasonable and properly documented expenses directly incurred by the Purchaser in connection with the negotiation and entering into of this agreement and the Transaction Documents, the conduct of its due diligence enquiries and satisfaction of any conditions precedent, within 14 days after the Purchaser gives to the Vendor a copy of the detailed invoice for the amount it claims by way of reimbursement.

5.	Representations by parties

5.1	Representations by Assignee

The Assignee represents and warrants to the Vendor that each of the following statements is true and accurate at the date of this agreement and will be true and accurate on the Completion Date:

(a)	it is validly existing under the laws of its place of incorporation or registration;

(b)	it has the power (not limited by its constitution) to enter into and perform its obligations under this agreement and to carry out the transactions contemplated by this agreement;

(c)	it has taken all necessary action to authorise its entry into and performance of this agreement and to carry out the transactions contemplated by this agreement and the Transaction Documents;

(d)	its obligations under this agreement are valid and binding and enforceable against it in accordance with their terms; and

(e)	neither it nor any party related to it has taken any action under which any person is or may be entitled to a commission, brokerage or finder’s fee in connection with the transactions contemplated by this agreement and the Transaction Documents.

5.2	Tax representation by Assignee

The Assignee represents and warrants to the Vendor that it is not, and will not before all Transaction Consideration is paid in accordance with clause 3, either:

(a)	become a resident of Australia for tax purposes; or

(b)	carry on business in Australia at or through a permanent establishment.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Head Agreement | page 15

In the event that it breaches the warranty set out in this clause 5.2, the Assignee will be liable to indemnify the Vendor for all Tax Liabilities resulting from such breach. For the avoidance of doubt, this obligation is an obligation to which clause 10 of this agreement applies.

5.3	Application of representations by the Assignee

Each of the representations made by the Assignee under clauses 5.1 and 5.2 remains in full force and effect on and after the completion of any transactions contemplated by this agreement and the Transaction Documents.

5.4	Representations by Purchaser

The Purchaser represents and warrants to the Vendor that each of the following statements is true and accurate at the date of this agreement and will be true and accurate on the Completion Date:

(a)	it is validly existing under the laws of its place of incorporation or registration;

(b)	it has the power (not limited by its constitution) to enter into and perform its obligations under this agreement and to carry out the transactions contemplated by this agreement;

(c)	it has taken all necessary action to authorise its entry into and performance of this agreement and to carry out the transactions contemplated by this agreement and the Transaction Documents;

(d)	its obligations under this agreement are valid and binding and enforceable against it in accordance with their terms; and

(e)	neither it nor any party related to it has taken any action under which any person is or may be entitled to a commission, brokerage or finder’s fee in connection with the transactions contemplated by this agreement and the Transaction Documents.

5.5	Tax representation by Purchaser

The Purchaser represents and warrants to the Vendor that it is not, and will not before all Transaction Consideration is paid in accordance with clause 3, either:

(a)	become a resident of Australia for tax purposes; or

(b)	carry on business in Australia at or through a permanent establishment.

In the event that it breaches the warranty set out in this clause 5.5, the Purchaser will be liable to indemnify the Vendor for all Tax Liabilities resulting from such breach. For the avoidance of doubt, this obligation is an obligation to which clause 10 of this agreement applies.

5.6	Application of representations by the Purchaser

Each of the representations made by the Purchaser under clauses 5.4 and 5.5 remains in full force and effect on and after the completion of any transactions contemplated by this agreement and the Transaction Documents.

5.7	Representations by Guarantor

The Guarantor represents and warrants to the Vendor that each of the following statements is true and accurate at the date of this agreement and will be true and accurate on the Completion Date:

(a)	it is validly existing under the laws of its place of incorporation or registration;

(b)	it has the power (not limited by its constitution) to enter into and perform its obligations under this agreement and to carry out the transactions contemplated by this agreement;

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Head Agreement | page 16

(c)	it has taken all necessary action to authorise its entry into and performance of this agreement and to carry out the transactions contemplated by this agreement and the Transaction Documents;

(d)	its obligations under this agreement are valid and binding and enforceable against it in accordance with their terms; and

(e)	neither it nor any party related to it has taken any action under which any person is or may be entitled to a commission, brokerage or finder’s fee in connection with the transactions contemplated by this agreement and the Transaction Documents.

5.8	Tax representation by Guarantor

The Guarantor represents and warrants to the Vendor that it is not, and will not before all Transaction Consideration is paid in accordance with clause 3, either:

(a)	become a resident of Australia for tax purposes; or

(b)	carry on business in Australia at or through a permanent establishment.

In the event that it breaches the warranty set out in this clause 5.8, the Guarantor will be liable to indemnify the Vendor for all Tax Liabilities resulting from such breach.

5.9	Application of representations by the Guarantor

Each of the representations made by the Guarantor under clauses 5.7 and 5.8 remains in full force and effect on and after the completion of any transactions contemplated by this agreement and the Transaction Documents.

5.10	Representations by Vendor

The Vendor represents and warrants to the Purchaser and the Assignee that each of the following statements is true and accurate at the date of this agreement and will be true and accurate on the Completion Date:

(a)	it is validly existing under the laws of its place of incorporation or registration;

(b)	it has the power (not limited by its constitution) to enter into and perform its obligations under this agreement and to carry out the transactions contemplated by this agreement;

(c)	it has taken all necessary action to authorise its entry into and performance of this agreement and to carry out the transactions contemplated by this agreement and the Transaction Documents;

(d)	its obligations under this agreement are valid and binding and enforceable against it in accordance with their terms; and

(e)	neither it nor any party related to it has taken any action under which any person is or may be entitled to a commission, brokerage or finder’s fee in connection with the transactions contemplated by this agreement and the Transaction Documents.

5.11	Application of representations by the Vendor

Each of the representations made by the Vendor under clause 5.10 remains in full force and effect on and after the completion of any transactions contemplated by this agreement and the Transaction Documents.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Head Agreement | page 17

6.	Confidentiality and publicity

6.1	Confidentiality – Purchaser

The Purchaser and its Associates:

(a)	must keep confidential any confidential information of the Vendor and all Confidential Information disclosed to the Purchaser and/or any of its Associates by or on behalf of the Vendor, or of which the Purchaser and/or any of its Associates becomes aware (whether before or after the date of this agreement); and

(b)	may disclose any confidential information in respect of which the Purchaser and/or any of its Associates has an obligation of confidentiality under paragraph (a) only to those of the Purchaser’s officers or employees or advisers who have a need to know for the purposes of this agreement and the transactions contemplated by it.

6.2	Confidentiality - Vendor

The Vendor and its Associates:

(a)	must keep confidential any confidential information of the Purchaser and all Confidential Information disclosed to the Vendorand/or any of its Associates by or on behalf of the Purchaser, or of which the Vendor and/or any of its Associates becomes aware (whether before or after the date of this agreement); and

(b)	may disclose any confidential information in respect of which the Vendor and/or any of its Associates has an obligation of confidentiality under paragraph 6.1(a) only to those of the Vendor officers or employees or advisers who have a need to know for the purposes of this agreement and the transactions contemplated by it.

6.3	Confidential Information

The provisions of clauses 6.1 and 6.2 apply:

(a)	with respect to Confidential Information:

(i)	until completion of all transactions contemplated by this agreement or the Transaction Documents; or

(ii)	for a period of three years after termination of this agreement,

whichever first occurs; and

(b)	with respect to any other confidential information of the Vendor or the Purchaser, until that information is public knowledge (otherwise than as a result of a breach of confidentiality by the Purchaser or Vendor (as applicable) or any of its permitted discloses).

6.4	Announcements

A party must not make or authorise a press release or public announcement relating to the negotiations of the parties or the subject matter or provisions of this agreement (Announcement) unless:

(a)	it is required to be made by law or the rules of the Australian Stock Exchange, Toronto Stock Exchange, NASDAQ or any other relevant stock exchange and before it is made that party has made reasonable efforts to:

(i)	notify the Purchaser and the Vendor; and

(ii)	give the Purchaser and the Vendor a reasonable opportunity to comment on the contents of, and the requirement for, the Announcement; or

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Head Agreement | page 18

(b)	it has the prior written approval of the Purchaser and the Vendor.

7.	Obligation to consult in relation to Production

The Purchaser agrees to procure that Goldamere consults with the Vendor in relation to any events which may or will result in Production for a given Ore Year during the Pellet Period falling below the amount shown for that Ore Year in the 2005 Savage River mine plan.

8.	Resolution of disputes – international arbitration

All disputes arising out of or in connection with this contract must be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with those Rules.

9.	GST

9.1	Interpretation

In this clause 9, a word or expression defined in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) has the meaning given to it in that Act.

9.2	GST gross up

If a party makes a supply under or in connection with this agreement in respect of which GST is payable, the consideration for the supply but for the application of this clause 9.2 (GST exclusive consideration) is increased by an amount equal to the GST exclusive consideration multiplied by the rate of GST prevailing at the time the supply is made.

9.3	Reimbursements

If a party must reimburse or indemnify another party for a loss, cost or expense, the amount to be reimbursed or indemnified is first reduced by any input tax credit the other party is entitled to for the loss, cost or expense, and then increased in accordance with clause 9.2.

9.4	Tax invoice

A party need not make a payment for a taxable supply made under or in connection with this agreement until it receives a tax invoice for the supply to which the payment relates.

10.	Guarantor’s guarantee

10.1	Guarantee and indemnity

(a)	In consideration of the Vendor agreeing to enter into this agreement and the Transaction Documents at the Guarantor’s request, the Guarantor unconditionally and irrevocably:

(i)	guarantees to the Vendor the due and punctual performance and observance by the Purchaser and Assignee of all of the obligations contained in or implied under this agreement and the Transaction Documents that must be performed and observed by the Purchaser and Assignee (Guaranteed Obligations); and

(ii)	(as an additional and separately enforceable obligation to the guarantee in clause 10.1(a)(i)) indemnifies the Vendor against all losses, damages, costs and expenses which the Vendor may now or in the future suffer or incur consequent on or arising directly or indirectly out of any breach or non-observance by the Purchaser or Assignee of a Guaranteed Obligation.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Head Agreement | page 19

(b)	If the Purchaser or Assignee (as applicable) fails to perform a Guaranteed Obligation on time, the Guarantor must perform that Guaranteed Obligation on demand by the Vendor (whether or not the Vendor has demanded that the Purchaser or Assignee (as applicable) do so).

10.2	Extent of guarantee and indemnity

This clause 10 applies and the obligations of the Guarantor remain unaffected despite:

(a)	an amendment of this agreement or any of the Transaction Documents, whether with or without the Guarantor’s knowledge or consent; or

(b)	a rule of law or equity to the contrary; or

(c)	an insolvency event affecting a person or the death of a person; or

(d)	a change in the constitution, membership, or partnership of a person; or

(e)	the partial performance of the Guaranteed Obligations; or

(f)	the Guaranteed Obligations not being enforceable at any time (whether by reason of a legal limitation, disability or incapacity on the part of the Purchaser and/or the Assignee and whether this agreement is void ab initio or is subsequently avoided) against the Purchaser and/or the Assignee; or

(g)	the Vendor granting any time or other indulgence or concession to, compounding or compromising with, or wholly or partially releasing the Purchaser, the Assignee or the Guarantor of an obligation; or

(h)	another thing happening that might otherwise release, discharge or affect the obligations of the Guarantor under this agreement.

10.3	Principal and independent obligation

Each of the guarantee in clause 10.1(a)(i) and the indemnity in clause 10.1(a)(ii) is:

(a)	a principal obligation and is not to be treated as ancillary or collateral to another right or obligation; and

(b)	independent of and not in substitution for or affected by another security interest or guarantee or other document or agreement which the Vendor or another person may hold concerning the Guaranteed Obligations.

10.4	Enforcement against Guarantor

The Vendor may enforce this clause 10 against the Guarantor without first having to resort to another guarantee or security interest or other agreement relating to the Guaranteed Obligations.

10.5	Reinstatement of guarantee and indemnity

If any payment or other transaction in connection with the Guaranteed Obligations or this clause 10 is or becomes void, voidable, unenforceable or defective or a claim of such is upheld or settled (each an Avoidance), then:

(a)	the Guarantor’s liability will continue, and be what it would have been had the Avoidance not occurred; and

(b)	the Guarantor must execute and do everything necessary to restore the Vendor to its position immediately before the Avoidance.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Head Agreement | page 20

11.	Notices and other communications

11.1	Service of notices

A notice, demand, consent, approval or communication under this agreement (Notice) must be:

(a)	in writing, in English and signed by a person duly authorised by the sender; and

(b)	hand delivered or sent by prepaid post or facsimile to the recipient’s address for Notices specified in the Details, as varied by any Notice given by the recipient to the sender.

11.2	Effective on receipt

A Notice given in accordance with clause 11.1 takes effect when taken to be received (or at a later time specified in it), and is taken to be received:

(a)	if hand delivered, on delivery;

(b)	if sent by prepaid post, the second Business Days after the date of posting (or the seventh Business Day after the date of posting if posted to or from a place outside Australia);

(c)	if sent by facsimile, when the sender’s facsimile system generates a message confirming successful transmission of the entire Notice unless, within eight Business Hours after the transmission, the recipient informs the sender that it has not received the entire Notice, but if the delivery, receipt or transmission is not on a Business Day or is after 5.00pm on a Business Day, the Notice is taken to be received at 9.00am on the next Business Day.

12.	Miscellaneous

12.1	Alterations

This agreement may be altered only in writing signed by each party.

12.2	Approvals and consents

Except where this agreement expressly states otherwise, a party may, in its discretion, give conditionally or unconditionally or withhold any approval or consent under this agreement.

12.3	Assignment

A party may only assign this agreement or a right under this agreement with the prior written consent of each other party.

12.4	Costs

Each party must pay its own costs of negotiating, preparing and executing this agreement.

12.5	Stamp duty

Any stamp duty, duties or other taxes of a similar nature (including fines, penalties and interest) in connection with this agreement or any transaction contemplated by this agreement, must be paid by the Purchaser.

12.6	Survival

Any indemnity or any obligation of confidence under this agreement is independent and survives termination of this agreement. Any other term by its nature intended to survive termination of this agreement survives termination of this agreement.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Head Agreement | page 21

12.7	Counterparts

This agreement may be executed in counterparts. All executed counterparts constitute one document.

12.8	No merger

The rights and obligations of the parties under this agreement do not merge on completion of any transaction contemplated by this agreement.

12.9	Entire agreement

This agreement, together with the Transaction Documents, constitutes the entire agreement between the parties in connection with its subject matter and supersedes all previous agreements or understandings between the parties in connection with its subject matter, including the memorandum of understanding between the Company, Stemcor Australia Pty Limited and the Vendor, dated 1 December 2004.

12.10	Further action

Each party must do, at its own expense, everything reasonably necessary (including executing documents) to give full effect to this agreement and any transactions contemplated by it.

12.11	Severability

A term or part of a term of this agreement that is illegal or unenforceable may be severed from this agreement and the remaining terms or parts of the term of this agreement continue in force.

12.12	Waiver

A party does not waive a right, power or remedy if it fails to exercise or delays in exercising the right, power or remedy. A single or partial exercise of a right, power or remedy does not prevent another or further exercise of that or another right, power or remedy. A waiver of a right, power or remedy must be in writing and signed by the party giving the waiver.

12.13	Relationship

Except where this agreement expressly states otherwise, it does not create a relationship of employment, trust, agency or partnership between the parties.

12.14	Governing law and jurisdiction

This agreement is governed by the law of New South Wales and each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Head Agreement | page 22

Schedule 1 - Arbutus Agreement

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Head Agreement | page 23

Share sale agreement

relating to shares in Arbutus Holding
Ltd.

Ivanhoe Mines Ltd. (Vendor)

Dominant Holdings AG (Purchaser)

Share sale agreement

Details		4

Agreed terms		5

1.	Defined terms & interpretation	5
1.1	Defined terms from Head Agreement	5
1.2	Defined terms	5
1.3	Interpretation	6
1.4	Headings	7

2.	Conditions	7

2.1	Conditions	7
2.2	Waiver of Conditions	8
2.3	Conduct of the parties	8
2.4	Failure of Condition	8

3.	Sale and purchase	8

4.	Purchase Price	8

4.1	Purchase Price	8
4.2	Payment of the Purchase Price	8

5.	Completion	8

5.1	Time and place	8
5.2	Obligations of the Vendor	8
5.3	Obligations of the Purchaser	9
5.4	Simultaneous actions at Completion	9
5.5	Effect of failure to deliver by Vendor	9
5.6	Effect of failure to deliver by Purchaser	10
5.7	Records	10
5.8	Proxy and address for notices	10

6.	Obligations before Completion	10

6.1	Continuity of Business	10
6.2	Access to Business and Records	10
6.3	Purchaser’s obligations	10
6.4	Right to copy and consult	10

7.	Warranties by the Vendor	11

7.1	Warranties	11
7.2	Application of the Warranties	11
7.3	Qualifications	11
7.4	Acknowledgments	11
7.5	Financial limits on Claims	11
7.6	Time limits on Claims	11
7.7	Other limits on Claims	12
7.8	Maximum aggregate liability for Claims	12
7.9	Transaction Consideration not known	12
7.10	Vendor Indemnity where Transaction Consideration not known	12
7.11	Purchaser Indemnity where Transaction Consideration not known	13
7.12	Exclusions of limitations	13

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 2

7.13	Notice of potential Claim	13
7.14	Conduct of third party Claims	13
7.15	Rights of the Purchaser	14
7.16	Costs indemnity	14
7.17	Security for costs	14
7.18	Warranty payments	15
7.19	Benefits or credits received by the Company or the Purchaser	15
7.20	Meaning of Vendor’s knowledge	15
7.21	Taxation indemnity	15
7.22	Trade Practices Act	15
7.23	Financial forecasts	15

8.	GST	16

8.1	Interpretation	16
8.2	GST gross up	16
8.3	Reimbursements	16
8.4	Tax invoice	16

9.	Notices and other communications	16

9.1	Service of notices	16
9.2	Effective on receipt	16

10.	Miscellaneous	16

10.1	Alterations	16
10.2	Approvals and consents	17
10.3	Assignment	17
10.4	Costs	17
10.5	Stamp duty	17
10.6	Survival	17
10.7	Counterparts	17
10.8	No merger	17
10.9	Entire agreement	17
10.10	Further action	17
10.11	Severability	17
10.12	Waiver	17
10.13	Relationship	17
10.14	Governing law and jurisdiction	18

Schedule 1 - Details of the Company		19

Schedule 2 - Warranties		20

Signing page		25

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 3

Details

Date	4 February 2005

Parties

Name	Ivanhoe Mines Ltd. ARBN 075 217 097
Short form name	Vendor
Notice details	Suite 654, 999 Canada Place, Vancouver, British Columbia V6C 3E1, Canada
Facsimile +1 604 682 6728
Attention Peter Meredith

Name	Dominant Holdings AG - CH-130.0.005.376-5
Short form name	Assignee
Notice details	Poststrasse 5
CH-8808 Pfaeffikon SZ
Switzerland
Facsimile +41 58 261 5001
Attention Andreas Baer

Background

A	The Shares are legally and beneficially owned by the Vendor.

B	The Vendor has agreed to sell and the Purchaser has agreed to purchase the Shares on the terms and conditions set out in this agreement.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 4

Agreed terms

1.	Defined terms & interpretation

1.1	Defined terms from Head Agreement

Terms defined in the Head Agreement have the same meanings when used in this document unless otherwise defined in this document.

1.2	Defined terms

In this agreement:

Business means the business carried on by the Company as at the date of this agreement, being the lending of money, on a secured basis, to Goldamere Pty Limited ACN 073 634 581.

Claim includes a claim, notice, demand, action, proceeding, litigation, investigation, judgment, damage, loss, cost, expense or liability however arising, whether present, unascertained, immediate, future or contingent, whether based in contract, tort or statute and whether involving a third party or a party to this agreement.

Company means Arbutus Holding Ltd., a company incorporated in the British Virgin Islands, registration number 497003, further details of which are set out in Schedule 1.

Completion means completion of the sale and purchase of the Shares contemplated by this agreement.

Completion Date means 28 February 2005 provided that all the Conditions have been fulfilled (or waived under clause 2.2) or, in the event that all the Conditions have not been fulfilled (or waived under clause 2.2) before 25 February 2005, the fifth Business Day after the date on which all the Conditions have been fulfilled (or waived under clause 2.2).

Conditions means the conditions set out in clause 2.1.

Costs Assessor means a costs assessor appointed under clause 7.17.

Disclosure Letter means the letter from the Vendor to the Purchaser of the same date as this agreement entitled ‘Disclosure Letter’.

Due Diligence Material means the information and documents provided to the Purchaser before the date of this agreement, a list of which is attached to the Disclosure Letter.

Encumbrance includes any:

(a)	security for the payment of money or performance of obligations, including a mortgage, charge, lien, pledge or trust;

(b)	right, interest or arrangement which has the effect of giving another person a preference, priority or advantage over creditors including any right of set-off;

(c)	notice or direction under sections 218 or 255 of the Income Tax Assessment Act 1936 (Cwlth) or under section 74 of the Sales Tax Assessment Act 1992 (Cwlth) or under section 260-5 of the Taxation Administration Act 1953 (Cwlth) or under any provision of any law which has a similar effect;

(d)	right that a person (other than the owner) has to remove something from land (known as a profit à pendre), easement, public right of way, restrictive or positive covenant, lease, or licence to use or occupy; or

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 5

(e)	third party right or interest or any right arising as a consequence of the enforcement of a judgment,

or any agreement to create any of them or allow them to exist.

Governmental Authority includes any governmental, semi-governmental, municipal or statutory authority, instrumentality, organisation, body or delegate (including without limitation any town planning or development authority, public utility, environmental, building, health, safety or other body or authority) having jurisdiction, authority or power over or in respect of the Company.

Head Agreement means the agreement so entitled and dated 4 February 2005 between the Vendor, the Purchaser, Dominant Holdings AG and Stemcor Holdings Ltd.

Liabilities includes all liabilities (whether actual, contingent or prospective), losses, damages, costs and expenses of whatever description.

Purchase Price means the amount payable under clause 4.

Records means all original and copy records, documents, books, files, reports, accounts, plans, correspondence, letters and papers of every description and other material regardless of their form or medium and whether coming into existence before, on or after the date of this agreement, belonging or relating to or used by the Company including (without limitation) certificates of registration, minute books, statutory books and registers, books of account, Tax returns, title deeds and other documents of title, customer lists, price lists, computer programs and software, and trading and financial records.

Security means an amount to be paid to the Claimee in accordance with clause 7.17.

Shares means all of the shares in the share capital of the Company.

Tax means all forms of taxes, duties, imposts, charges, withholdings, rates, levies or other governmental impositions of whatever nature and by whatever authority imposed, assessed or charged together with all costs, charges, interest, penalties, fines, expenses and other additional statutory charges, incidental or related to the imposition.

UBS Debt means the amount of A$72,497,920 principal and A$2,391,881 interest owing by Goldamere to the Company as evidenced and secured by the documents provided by Minter Ellison to the Purchaser and described as ‘Documents Relating to UBS Financing of Goldamere Pty Ltd’.

Warranties means each of the representations and warranties given under clause 7 and set out in Schedule 2.

1.3	Interpretation

In this agreement, except where the context otherwise requires:

(a)	the singular includes the plural and vice versa, and a gender includes other genders;

(b)	another grammatical form of a defined word or expression has a corresponding meaning;

(c)	a reference to a clause, paragraph, schedule or annexure is to a clause or paragraph of, or schedule or annexure to, this agreement, and a reference to this agreement includes any schedule or annexure;

(d)	a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

(e)	a reference to A$, $A or AUD is to Australian currency;

(f)	a reference to US$, $US or USD is to United States currency;

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 6

(g)	a reference to time is to Sydney, Australia time;

(h)	a reference to a party is to a party to this agreement, and a reference to a party to a document includes the party’s executors, administrators, successors and permitted assigns and substitutes;

(i)	a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

(j)	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(k)	a word or expression defined in the Corporations Act has the meaning given to it in the Corporations Act;

(l)	the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;

(m)	any agreement, representation, warranty or indemnity by two or more parties (including where two or more persons are included in the same defined term) binds them jointly and severally;

(n)	any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(o)	a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this agreement or any part of it; and

(p)	if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.

(q)	a reference to except as disclosed is to something disclosed in this agreement or the Disclosure Letter.

1.4	Headings

Headings are for ease of reference only and do not affect interpretation.

2.	Conditions

2.1	Conditions

Completion must not occur until all of the following Conditions are fulfilled:

Party entitled to
Condition	benefit

All consents necessary or relevant for the sale and purchase of the Shares contemplated by this agreement to take place without breaching any statute or agreement are granted and received either:	The Vendor

(a) without conditions or requirements; or

(b) with conditions and requirements that are acceptable to the Vendor and (to the extent that they affect the Purchaser or the Company) to the Purchaser.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 7

The prior completion of the Deed of Assignment with Deeds of Acknowledgment (as that term is defined in clause 1.2 of the Deed of Assignment) in a form reasonably agreed between the parties to the Deed of Assignment.
The Purchaser and the Vendor

The contemporaneous completion of the Beviron Agreement.	The Purchaser and the Vendor

2.2	Waiver of Conditions

A Condition may only be waived in writing by each party entitled to the benefit of that Condition (as specified in relation to each Condition in the second column of the table in clause 2.1) and will be effective only to the extent specifically set out in that waiver.

2.3	Conduct of the parties

Each party must use all reasonable efforts within its own capacity to ensure that each Condition is fulfilled before 5.00pm on 25 February 2005.

2.4	Failure of Condition

If a party has complied with its obligations under clause 2.3, it may terminate this agreement by giving notice in writing to the other parties if one or more Conditions are not fulfilled by 5.00pm on 25 February 2005 or another date agreed by the parties in writing.

3.	Sale and purchase

The Vendor as beneficial owner agrees to sell to the Purchaser and the Purchaser agrees to buy from the Vendor the Shares:

(a)	for the Purchase Price;

(b)	free from Encumbrances;

(c)	with all rights, including dividend and voting rights, attached or accrued to them on or after the date of this agreement; and

(d)	subject to this agreement.

4.	Purchase Price

4.1	Purchase Price

The Purchase Price for the Shares is the Arbutus Consideration.

4.2	Payment of the Purchase Price

The Purchaser must pay the Purchase Price in accordance with clause 3 of the Head Agreement.

5.	Completion

5.1	Time and place

If all the Conditions have been fulfilled or waived under clause 2.2, Completion will take place at 10:00am on the Completion Date at the offices of Minter Ellison at Level 19, 88 Phillip Street, Sydney or another time and place agreed by the parties.

5.2	Obligations of the Vendor

At or before Completion, the Vendor must:

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 8

(a)	deliver to the Purchaser a duly executed and completed transfer in favour of the Purchaser of the Shares in registrable form (except for the impression of stamp duty or other taxes of a similar nature) together with the relevant share certificates;

(b)	produce to the Purchaser any power of attorney or other authority under which the transfer of the Shares is executed;

(c)	deliver to the Purchaser duly executed instruments irrevocably waiving in favour of the Purchaser all rights of pre-emption which any person has in respect of any of the Shares;

(d)	deliver to the Purchaser copies of any other consents and waivers required under clause 2;

(e)	cause the board of directors of the Company to resolve that the transfer of the Shares (subject only to the payment of stamp duty or other taxes of a similar nature on the transfers) be approved and registered on the share register of the Company;

(f)	cause the board of directors of the Company to resolve to appoint as directors of the Company those individuals in respect of who the Purchaser has delivered to the Company a consent to act as a director of the Company;

(g)	deliver the resignation of directors of the Company nominated by the Purchaser prior to Completion and their acknowledgment that they have received all entitlements to which they are entitled up to the date of the resignation and have no further claim against the Company;

(h)	deliver to the Purchaser all Records in its possession (other than those which the Vendor is entitled to retain under clause 5.5);

(i)	deliver to the Purchaser an irrevocable appointment by the Vendor of the Purchaser as its sole proxy to attend and vote at meetings of the Company;

(j)	deliver to the Purchaser an irrevocable notice of change of address of the Vendor for service of notices and correspondence by the Company to Suite 2, Level 13, 15 Blue Street North Sydney, NSW 2060;

(k)	deliver to the Purchaser the common seal (if any) of the Company;

(l)	do all other things necessary or desirable to transfer the Shares, to complete any other transaction contemplated by this agreement and to place the Purchaser in effective control of the Company and the Business.

5.3	Obligations of the Purchaser

The Purchaser must, at or before Completion, deliver to the Vendor any consents or waivers required under clause 2.

5.4	Simultaneous actions at Completion

In respect of Completion:

(a)	the obligations of the parties under this agreement are interdependent;

(b)	all actions required to be performed will be taken to have occurred simultaneously on the Completion Date; and

(c)	the Purchaser need not complete the purchase of any of the Shares unless the purchase of all the Shares is completed simultaneously.

5.5	Effect of failure to deliver by Vendor

If the Vendor fails to deliver any items which are due from it on Completion by the date of Completion, the Purchaser is entitled to terminate this document on giving 14 days prior written

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 9

notice to the Vendor. Termination does not affect any other rights which the Purchaser may have. If the Vendor is able in the notice period to deliver the items in question then Completion must be reconvened to allow it to do so.

5.6	Effect of failure to deliver by Purchaser

If the Purchaser fails to deliver any items which are due from it on Completion by the date of Completion, the Vendor is entitled to terminate this document on giving 14 days prior written notice to the Purchaser. Termination does not affect any other rights which the Vendor may have. If the Purchaser is able in the notice period to deliver the items in question then Completion must be reconvened to allow it to do so.

5.7	Records

The Vendor may retain after Completion copies of any Records necessary for it to comply with any applicable law (including, without limitation, any applicable Tax law) and to prepare Tax or other returns required of it by law.

5.8	Proxy and address for notices

While the Vendor remains the registered holder of any of the Shares, the Vendor must:

(a)	not attend or vote at meetings of the Company except through the Purchaser as its proxy;

(b)	do everything else that it may do in the capacity of registered holder of the Shares, including dealing with the Shares, and with any distribution, property or right derived from them, in accordance with the Purchaser’s directions; and

(c)	not change its address for service of notices or any correspondence by the Company from the address of the Purchaser.

6.	Obligations before Completion

6.1	Continuity of Business

Until Completion, the Vendor must not do anything other than carry on the Business in the ordinary course.

6.2	Access to Business and Records

The Vendor will allow the Purchaser, its employees, agents and representatives reasonable access to the Records at all reasonable times before Completion to enable the Purchaser, as is reasonably necessary, to:

(a)	become familiar with the Business and the affairs of the Company; and

(b)	investigate the accuracy of the Warranties.

6.3	Purchaser’s obligations

The Purchaser must ensure that any access under clause 6.2 is exercised and conducted in a manner to avoid unreasonable disruption to the conduct of the Business and the activities and operations of the Company and its employees.

6.4	Right to copy and consult

For the purposes of clause 6.2, the Purchaser may:

(a)	make copies of material examined;

(b)	consult with the officers of the Company; and

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 10

(c)	with the prior consent of the Vendor (which consent may not be unreasonably withheld), consult with employees of the Company.

7.	Warranties by the Vendor

7.1	Warranties

The Vendor represents and warrants to the Purchaser that each of the Warranties is true and accurate at the date of this agreement and will be true and accurate on the Completion Date.

7.2	Application of the Warranties

Each of the Warranties:

(a)	remains in full force and effect after Completion; and

(b)	is separate and independent and is not limited by reference to any other Warranty.

7.3	Qualifications

The Warranties are given subject to and qualified by, and the Purchaser is not entitled to claim that any fact, matter or circumstance causes any of the Warranties to be breached if and to the extent, but only to the extent, that the fact, matter or circumstance is fairly disclosed in:

(a)	this agreement;

(b)	the Disclosure Letter; or

(c)	the Due Diligence Materials.

7.4	Acknowledgments

The Purchaser acknowledges and agrees with the Vendor that:

(a)	the Warranties are the only warranties that the Purchaser requires, and on which the Purchaser has relied, in entering into this agreement;

(b)	for the avoidance of doubt, no warranty or representation, expressed or implied, is given in relation to any expression of intention or expectation nor any forecast, budget or projection contained or referred to in the Due Diligence Material; and

(c)	to the extent permitted by law, all other warranties, representations and undertakings (whether express or implied and whether oral or in writing) made or given by the Company or its employees, customers, agents or representatives are expressly excluded.

7.5	Financial limits on Claims

The Vendor has no liability for a Claim for a breach of any Warranty:

(a)	unless the amount of the Claim in respect of that breach is US$100,000 or more; and

(b)	until the aggregate of all Claims of US$100,000 or more for breach of the Warranties under this agreement exceeds US$1,000,000, in which event the Purchaser may claim the whole amount.

7.6	Time limits on Claims

Subject to Clause 7.12, the Vendor has no liability for breach of any Warranty unless:

(a)	in the case of a Claim relating to any Warranty other than Warranty 8, the Purchaser has given written notice of the Claim to the Vendor under clause 7.13 on or before the date being 15 months after the Completion Date; and

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 11

(b)	in the case of a Claim relating to Warranty 8, the Purchaser has given written notice of the Claim to the Vendor under clause 7.13 on or before the seventh anniversary of the Completion Date; and

(c)	in either case, unless the Claim has been settled or legal proceedings in a court of competent jurisdiction in respect of the Claim have been commenced by the Purchaser against the Vendor within 1 year of the Claim being notified by the Purchaser under clause 7.13.

7.7	Other limits on Claims

The liability of the Vendor in respect of any Claim for breach of any Warranty is reduced or extinguished (as the case may be) to the extent that:

(a)	the Claim has arisen as a result of or in consequence of any voluntary act, omission, transaction or arrangement of or on behalf of the Purchaser after Completion; or

(b)	the Claim is as a result of or in respect of, or where the Claim arises from, any increase in the rate of Tax liable to be paid or any imposition of Tax not in effect at the date of this agreement; or

(c)	the Purchaser has not complied with clause 7.14; or

(d)	the Claim occurs or is increased as a result of legislation not in force or in effect at the date of this agreement; or

(e)	the Claim occurs as a result of a change after the date of this agreement in any law or interpretation of law; or

(f)	the Purchaser is aware of any fact, matter or thing that it should reasonably know constitutes, or would be reasonably expected with the lapse of time to constitute, a breach of that Warranty.

7.8	Maximum aggregate liability for Claims

Subject to clause 7.12, the maximum aggregate liability of the Vendor (including legal costs and expenses incurred in defending a Claim from a third party), as a result of Claims for breach of the Warranties under any of the Transaction Documents is limited to the Transaction Consideration..

7.9	Transaction Consideration not known

If the final amount of the Transaction Amount is not known at any relevant time in relation to a Claim for breach of the Warranties under the Transaction Documents, the liability of the Vendor is not limited in respect of any such Claim to the amount of the Transaction Consideration at that time, but to the Transaction Consideration when it is finally known.

7.10	Vendor Indemnity where Transaction Consideration not known

In the event that the Transaction Consideration at the time of the determination of any Claim for breach of the Warranties under the Transaction Documents is less than the amount that the Purchaser would have been entitled but for the Transaction Consideration not being finally known (Known Transaction Consideration), the Vendor undertakes to the Purchaser to keep the Purchaser at all times fully and effectively indemnified for the difference between the amount that the Purchaser would have been entitled but for the Transaction Consideration not being finally known and the Known Transaction Consideration, up to the amount of the Transaction Consideration when it is finally known.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 12

7.11	Purchaser Indemnity where Transaction Consideration not known

In the event that the Transaction Consideration at the time of the determination of any Claim for breach of the Warranties under the Transaction Documents is more than the Known Transaction Consideration, the Purchaser undertakes to the Vendor to keep the Vendor at all times fully and effectively indemnified for the difference between the amount of the Known Transaction Consideration and the amount that the Purchaser would have been entitled, but for the Transaction Consideration not being finally known.

7.12	Exclusions of limitations

The limitations in:

(a)	Clauses 8.5, 8.6 (a) or (b) and 8.8 do not apply where there has been fraud, dishonesty or wilful concealment on the part of the Vendor or anyone acting on behalf of the Vendor;

(b)	Clauses 8.5, 8.6(a) and 8.6(b) do not apply to a Claim relating to Warranties 1, 2, 3 or 10; and

(c)	Clause 8.6(a) does not apply to any claim which arises from or is connected to prosecution by a Governmental Authority.

7.13	Notice of potential Claim

If the Purchaser becomes aware of anything which is or may be reasonably likely to give rise to a Claim under this clause 7 it must notify the Vendor in writing, within 10 Business Days after it has first come to the Purchaser’s attention (Claim Notice), setting out the act, matter or thing relied on as giving rise to the Claim, the Warranty the subject of the Claim and all relevant details of the Claim in so far as they are available to the Purchaser.

7.14	Conduct of third party Claims

(a)	The Vendor, subject to this clause 7.14 and clause 7.17, are in respect of an act, matter or thing notified by the Purchaser under clause 7.13, where that act, matter or thing relates to an actual or threatened Claim from a third party, entitled to elect by written notice given to the Purchaser within 10 Business Days of receipt of a Claim Notice to:

(i)	take over the conduct of the Claim; and

(ii)	take such actions as the Vendor may decide about it, including the right to negotiate, defend and/or settle the Claim and to recover costs incurred as a consequence of the Claim from any person.

(b)	Where the Vendor takes over the conduct and/or defence of any claim under this clause 7.14, the Vendor must:

(i)	afford the Purchaser the opportunity to consult with the Vendor on all matters of significance for the goodwill of the Business; and

(ii)	at reasonable and regular intervals provide the Purchaser with written reports concerning the conduct, negotiation, control, defence and/or outcome or settlement of the Claim.

(c)	The Purchaser must, and must procure that the Company must, provide the Vendor with access to (with the right to take copies) and make available to the Vendor all relevant personnel, relevant documents, books and records reasonably required for the purpose of the conduct of any Claim under clause 7.14(a).

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 13

7.15	Rights of the Purchaser

If the Purchaser gives the Vendor a Claim Notice under clause 7.13 and the Vendor does not elect to take over the control of a Claim under clause 7.14, the Purchaser may take such actions as the Purchaser may decide about it, including the right to negotiate, defend and/or settle the Claim and to recover costs incurred as a consequence of the Claim from any person, if:

(a)	the Purchaser at reasonable and regular intervals provides the Vendor with written reports concerning the conduct, negotiation, control, defence and/or settlement of the Claim and must not settle the Claim without the prior approval of the Vendor which must not be unreasonably withheld;

(b)	the Purchaser affords the Vendor the opportunity to consult with the Purchaser on matters of significance in relation to the conduct, negotiation and settlement of the Claim; and

(c)	the Vendor renders to the Purchaser, at the Purchaser’s expense, all such assistance as the Purchaser may reasonably require in disputing any Claim.

7.16	Costs indemnity

The Vendor indemnifies the Purchaser and the Company against all Liabilities incurred by, or awarded against, the Purchaser or the Company arising out of the conduct of the Vendor under clause 7.14 or acts required or requested of the Purchaser or the Company in respect of the same, as and when they fall due, including reasonable legal costs and disbursements of the Purchaser’s lawyers and the Company’s lawyers.

7.17	Security for costs

(a)	If the Vendor intends to, or takes control of, a Claim under clause 7.14, the Purchaser is entitled to require that the Vendor provide Security to the Purchaser or the Company (as the case may be) (Claimee).

(b)	The Purchaser is entitled to require that Security is provided at any time on written notice to the Vendor (Notice). Subject to sub clauses 7.17(d) and (f), the Notice must specify the amount and terms of the Security required by the Purchaser.

(c)	The Vendor’s entitlement to take over the control of a Claim under clause 7.14, or continue to control a Claim ceases immediately if it fails to provide the Security within 10 business days of the Notice.

(d)	For the purpose of this clause 7.17, the Security must be cash or in immediately available funds and on terms reasonably satisfactory to the Purchaser.

(e)	The Claimee is entitled to use the Security to pay any Liability arising out of or in relation to the Claim.

(f)	Any Security required by the Purchaser under this clause 7.17 shall not exceed the amount reasonably necessary to secure the obligations of the Vendor under clause 7.16.

(g)	If the Vendor and the Purchaser do not agree any matter or amount referred to in this clause 7.17, then the matter in dispute must be referred at the request of either the Vendor or the Purchaser to the Costs Assessor for decision.

(h)	The Costs Assessor is to be appointed by agreement between the Vendor and the Purchaser or, in default of agreement within 14 days of a request by either the Vendor or the Purchaser, by the President for the time being of the Law Society of New South Wales.

(i)	The Costs Assessor will act as an expert and not as an arbitrator and his or her decision will be final and binding on the parties.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 14

(j)	The fees of the Costs Assessor will be borne by the Vendor.

7.18	Warranty payments

Any payment made in respect of a Claim for breach of a Warranty is deemed to be a reduction in the Purchase Price.

7.19	Benefits or credits received by the Company or the Purchaser

If any payment in respect of a Claim under the Warranties is made to the Purchaser by or on behalf of the Vendor and after the payment is made the Purchaser or the Company receives any benefit or credit in relation to the subject matter of the Claim (including payment under any insurance policy), then the Purchaser:

(a)	must immediately notify the Vendor of the benefit or credit; and

(b)	pay to the Vendor an amount equal to the amount (net of expenses and Tax) of the benefit or credit received by the Purchaser or the Company (as the case may be).

7.20	Meaning of Vendor’s knowledge

Where any Warranty is qualified by the expression ‘as far as the Vendor is aware’ or any similar expression that statement is taken to include an additional statement that it has been made after due and careful enquiry.

7.21	Taxation indemnity

(a)	The Vendor undertakes to the Purchaser to keep the Purchaser and the Company at all times fully and effectively indemnified from and against any liability for Tax of the Company arising on or before Completion or arising after Completion and wholly or partly attributable to any event occurring on or before Completion.

(b)	The Vendor has no liability under clause 7.21(a) unless the Purchaser has given written notice of the Claim to the Vendor under clause 7.10 on or before the seventh anniversary of the Completion Date.

(c)	The limitation in clause 7.21(b) does not apply where there has been fraud, dishonesty or wilful concealment on the part of the Vendor or anyone acting on behalf of the Vendor.

(d)	For the avoidance of doubt, the Vendor may elect to take over the conduct of a Claim and take such actions as the Vendor may decide in relation to a Claim under clause 8.11 upon receipt of a Claim Notice from the Purchaser pursuant to clause 7.10 but subject to the requirements of clauses 7.14 to 7.17 inclusive.

7.22	Trade Practices Act

To the extent permitted by law, the Purchaser agrees not to make, and waives any right it may have to make, any claim against the Vendor or any Associate of the Vendor under section 52 of the Trade Practices Act 1974 (Cth) or the corresponding provision of any State or Territory enactment.

7.23	Financial forecasts

The parties acknowledge and agree that the Warranties do not apply to any financial forecasts, projections, opinions of future performance or other statements relating to financial prospects of the Company that have been provided by the Vendor or an Associate of the Vendor. No warranty is given or representation made that any such financial forecast, projection or opinion will be met or achieved. Any such information that has been provided to the Purchaser was provided for information purposes only.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 15

8.	GST

8.1	Interpretation

In this clause 8, a word or expression defined in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) has the meaning given to it in that Act.

8.2	GST gross up

If a party makes a supply under or in connection with this agreement in respect of which GST is payable, the consideration for the supply but for the application of this clause 8.2 (GST exclusive consideration) is increased by an amount equal to the GST exclusive consideration multiplied by the rate of GST prevailing at the time the supply is made.

8.3	Reimbursements

If a party must reimburse or indemnify another party for a loss, cost or expense, the amount to be reimbursed or indemnified is first reduced by any input tax credit the other party is entitled to for the loss, cost or expense, and then increased in accordance with clause 8.2.

8.4	Tax invoice

A party need not make a payment for a taxable supply made under or in connection with this agreement until it receives a tax invoice for the supply to which the payment relates.

9.	Notices and other communications

9.1	Service of notices

A notice, demand, consent, approval or communication under this agreement (Notice) must be:

(a)	in writing, in English and signed by a person duly authorised by the sender; and

(b)	hand delivered or sent by prepaid post or facsimile to the recipient’s address for Notices specified in the Details, as varied by any Notice given by the recipient to the sender.

9.2	Effective on receipt

A Notice given in accordance with clause 9.1 takes effect when taken to be received (or at a later time specified in it), and is taken to be received:

(a)	if hand delivered, on delivery;

(b)	if sent by prepaid post, the second Business Days after the date of posting (or the seventh Business Day after the date of posting if posted to or from a place outside Australia);

(c)	if sent by facsimile, when the sender’s facsimile system generates a message confirming successful transmission of the entire Notice unless, within eight Business Hours after the transmission, the recipient informs the sender that it has not received the entire Notice, but if the delivery, receipt or transmission is not on a Business Day or is after 5.00pm on a Business Day, the Notice is taken to be received at 9.00am on the next Business Day.

10.	Miscellaneous

10.1	Alterations

This agreement may be altered only in writing signed by each party.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 16

10.2	Approvals and consents

Except where this agreement expressly states otherwise, a party may, in its discretion, give conditionally or unconditionally or withhold any approval or consent under this agreement.

10.3	Assignment

A party may only assign this agreement or a right under this agreement with the prior written consent of each other party.

10.4	Costs

Each party must pay its own costs of negotiating, preparing and executing this agreement.

10.5	Stamp duty

Any stamp duty, duties or other taxes of a similar nature (including fines, penalties and interest) in connection with this agreement or any transaction contemplated by this agreement, must be paid by the Purchaser.

10.6	Survival

Any indemnity or any obligation of confidence under this agreement is independent and survives termination of this agreement. Any other term by its nature intended to survive termination of this agreement survives termination of this agreement.

10.7	Counterparts

This agreement may be executed in counterparts. All executed counterparts constitute one document.

10.8	No merger

The rights and obligations of the parties under this agreement do not merge on completion of any transaction contemplated by this agreement.

10.9	Entire agreement

This agreement constitutes the entire agreement between the parties in connection with its subject matter and supersedes all previous agreements or understandings between the parties in connection with its subject matter, including the memorandum of understanding between Beviron Pty Limited, the Purchaser and the Vendor dated 1 December 2004.

10.10	Further action

Each party must do, at its own expense, everything reasonably necessary (including executing documents) to give full effect to this agreement and any transactions contemplated by it.

10.11	Severability

A term or part of a term of this agreement that is illegal or unenforceable may be severed from this agreement and the remaining terms or parts of the term of this agreement continue in force.

10.12	Waiver

A party does not waive a right, power or remedy if it fails to exercise or delays in exercising the right, power or remedy. A single or partial exercise of a right, power or remedy does not prevent another or further exercise of that or another right, power or remedy. A waiver of a right, power or remedy must be in writing and signed by the party giving the waiver.

10.13	Relationship

Except where this agreement expressly states otherwise, it does not create a relationship of employment, trust, agency or partnership between the parties.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 17

10.14	Governing law and jurisdiction

This agreement is governed by the law of New South Wales and each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 18

Schedule 1 — Details of the Company

Name and Registration No.:	ARBUTUS HOLDING LTD. (NO. 497003)

Registered office:	Midocean Management and Trust Services (BVI) Limited

9 Columbus Centre, Road Town, Tortola, British Virgin Islands

Date of incorporation/
registration:	23 May 2002

Share capital:	US$1 comprising 1 fully-paid ordinary shares.

Directors:	Beverly BARTLETT

Secretaries:	Allison SNETSINGER

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 19

Schedule 2 — Warranties

Warranty 1 — Vendor

1.1	The Vendor has full authority and all necessary consents to enter into and perform this agreement and, when executed, this agreement will constitute binding obligations on the Vendor in accordance with its terms.

1.2	The sale of the Shares under this agreement will not:

(a)	impose any Encumbrance on the Vendor; or

(b)	put the Vendor in breach of any obligation or agreement by which it is bound.

1.3	No:

(a)	meeting has been convened, resolution proposed, petition presented or order made for the winding up of the Vendor;

(b)	receiver, receiver and manager, provisional liquidator, liquidator or other officer of the Court has been appointed in relation to all or any material assets of the Vendor; or

(c)	mortgagee has taken, attempted or indicated an intention to exercise its rights under any security of which the Vendor is the mortgagor or chargor.

Warranty 2 — Company

No:

(a)	meeting has been convened, resolution proposed, petition presented or order made for the winding up of the Company;

(b)	receiver, receiver and manager, provisional liquidator, liquidator or other officer of the Court has been appointed in relation to all or any material assets of the Company;

(c)	mortgagee has taken, attempted or indicated an intention to exercise its rights under any security of which the Company is the mortgagor or chargor; or

(d)	directors of the Company are directors or shareholders of the Vendor.

Warranty 3 — Share capital

3.1	The share capital of the Company set out in Schedule 1:

(a)	comprises the entire share capital of the Company; and

(b)	is fully paid.

3.2	The Vendor:

(a)	is the registered and beneficial owner of the Shares; and

(b)	has complete power and right to sell those shares to the Purchaser.

3.3	As at Completion there will be no option, right to acquire or Encumbrance over or affecting the Shares or any of them.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 20

3.4	No person is entitled, or has claimed to be entitled, to require the Company to issue any share capital either now or at any future date (whether contingently or not). There are no agreements in force under which any person is or may be entitled to, or has the right to call for the issue of, any shares in the Company or securities convertible into or exchangeable for shares in the Company. The Company has not given, granted or agreed to grant any option or right (whether contingent or not) in respect of its unissued shares.

3.5	Except as stated in the schedules to this agreement, the Company does not hold or beneficially own any securities of any other corporation or has agreed to acquire any securities of any other corporation.

3.6	The Company is not the holder of any rights or options to subscribe for, purchase or acquire any shares, securities, partnership interest or joint venture interest in any other entity.

3.7	The Company is not, and has not agreed to become, a member of any partnership or other unincorporated association, joint venture or consortium (excluding recognised trade associations).

Warranty 4 — Information

4.1	The details relating to the Company set out in Schedule 1 is complete and accurate.

4.2	As far as the Vendor is aware, all information given by or on behalf of the Vendor to the Purchaser relating to the Company including that contained in the Disclosure Letter and Due Diligence Material is true, complete and accurate in all material respects and none of that information is misleading in any material respect, whether as a result of the inclusion of misleading information or the omission of material information or both.

4.3	The Vendor is not aware of any circumstances which might reasonably be expected to have a material adverse effect on either:

(a)	the financial position or assets of the Company; or

(b)	the value of the Shares.

4.4	All information which the Vendor knows or could reasonably be expected to know and which would be reasonably likely to affect the Purchaser’s decision to purchase the Shares on the terms and conditions of this agreement, has been fully disclosed to the Purchaser in writing.

Warranty 5 — Financial

5.1	The Company has no assets of any kind other than the UBS Debt or liabilities of any kind other than the Arbutus Debt.

5.2	The Company has not carried on any business since the date of its incorporation other than to own the UBS Debt. The Company has not employed any person since the date of its incorporation. The Company will not commence to carry on any other business or employ any person before the Completion Date.

5.3	The Company is the legal and beneficial owner of the UBS Debt which is due and owing and not subject to any set-off claims.

5.4	None of the property, assets, undertaking or uncalled capital of the Company is subject to any Encumbrance.

5.5	No person has given a guarantee or indemnity or is otherwise a surety in respect of the Company.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 21

Warranty 6 — Records

6.1	As far as the Vendor is aware, the Records:

(a)	have been fully, properly and accurately kept and completed and are in the possession or control of the Company; and

(b)	do not contain material inaccuracies or discrepancies of any kind.

6.2	The constitution of the Company given to the Purchaser’s solicitors is its constitution and is complete and accurate in all respects.

6.3	All the records and systems (including computer systems) and all data and information of the Company are recorded, stored, maintained, operated or held exclusively by the Company. They are not wholly dependent on any facilities or means (including any electronic, mechanical or photographic process, computerised or otherwise) which are not under the exclusive ownership and control of the Company. Any records for which the Company is partly dependent on facilities or means not under its exclusive ownership and control, may be obtained on the provision of reasonable notice at reasonable costs (eg photocopying, postage, shipping etc).

Warranty 7 — Litigation

7.1	There is:

(a)	no material Claim threatened or pending by or against the Company; or

(b)	as far as the Vendor is aware, no material fact, matter or circumstance likely to give rise to any Claim or Liability against the Company.

7.2	There are no material unsatisfied or outstanding judgments, orders or awards affecting the Company.

7.3	The Company is not currently involved in any material legal proceedings.

Warranty 8 — Tax

8.1	In Warranty 8:

Tax Law means any law in relation to any Tax.

Tax Authority means any government, semi-government, administrative, municipal, statutory, fiscal or judicial body, department, commission, authority, tribunal, agency, entity or person responsible for the collection of any Tax or administration of any Tax Law.

Taxation liabilities

8.2	All Tax of any nature whatsoever whether of the British Virgin Islands or elsewhere for which the Company is liable or for which the Company is liable to account has been duly paid.

8.3	The Company is not, nor will it in the future become, subject to any Taxes on or in respect of or by reference to its profits, gains, income, sales, disposals or deemed disposals of or transactions in relation to assets, inventory, or other property for any period up to Completion.

Deductions

8.4	The Company has complied with all of its obligations under any statutory provisions requiring the deduction or withholding of Tax from amounts paid by the Company, whether on its own behalf or as agents, and has properly accounted for any Tax so deducted or withheld to any Tax Authority (other than amounts which have yet to become payable).

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 22

Tax returns

8.5	All necessary information, notices, elections, computations and returns in respect of the Tax obligations of the Company have been lodged or filed with the appropriate Tax Authority in accordance with applicable laws and within the prescribed time.

8.6	No Tax return, election or notice lodged or filed by the Company contains either of the following:

(a)	a false or misleading statement or omits to refer to a matter which is required to be included or without which the statement is false or misleading; or

(b)	a material error or a material omission relating to the assessment of a Tax liability of the Company.

8.7	The Company has maintained sufficient records to support all returns lodged or filed relating to Taxes and to comply with any relevant Tax Law.

Penalties and Interest

8.8	The Company has not paid or become liable to pay, nor, as far as the Vendor is aware, are there any circumstances by reason of which the Company will become liable to pay, any penalty, fine, surcharge or interest whether charged by virtue of the provisions of any law relating to Tax.

BVI residence

8.9	The Company is and has since its date of incorporation been resident in the British Virgin Islands for Tax purposes.

Tax avoidance

8.10	The Company has not been involved in any transaction or series of transactions which, or any part of which, may for any Tax purposes be disregarded or reconstructed by reason of any motive to avoid, reduce or delay a possible liability to Tax.

Stamp duty and other Taxes

8.11	All stamp duty and other Tax payable in respect of every agreement, document or transaction to which the Company is or has been a party or by which the Company derives, or has derived, a substantial benefit has been duly paid.

Warranty 9 — Compliance with statutory requirements

9.1	As far as the Vendor is aware:

(a)	the Company holds all statutory leases, licences, consents, approvals and authorisations necessary for it to hold;

(b)	the Company has complied with the terms of those leases, licences, consents, approvals and authorisations; and

(c)	there are no facts which could prejudice renewal or lead to revocation or variation in any material respect of those leases, licences, consents, approvals and authorisations.

(d)	The Company has complied at all times with all current laws and codes of practice concerning all matters pertaining to its affairs.

9.2	There are no outstanding notices or orders affecting the Company and the Vendor is not aware of any circumstance which may reasonably result in the imposition of any such notice or order.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 23

9.3	As far as the Vendor is aware, there have not been and are not pending, or in existence, any investigations or enquiries by, or on behalf of, any Governmental Authority in respect of any of the affairs of the Company.

9.4	The Company has not paid any commission or made any payment whether to secure business or otherwise, to any person, firm or company which in the hands of such person, firm or company would, in accordance with the relevant law be illegal.

9.5	As far as the Vendor is aware, no director, officer, agent, employee or other person acting on behalf of the Company has been party to the use of any assets of the Company for unlawful contributions, gifts, entertainment or other unlawful expenses relating to any activity, including any political activity, or to the establishment or maintenance of any unlawful or unrecorded fund of monies or other assets, or to the making of any false or fictitious entries in the books or records of the Company, or to the making of any unlawful payment.

Warranty 10 — Related party contracts

10.1	The Company is not a party to any contract or arrangement in which the Vendor or any Associate of the Vendor is interested, directly or indirectly, nor has there been any such contract or arrangement at any time since the incorporation of the Company.

10.2	The Company is not a party to, nor have its profits or financial position been affected by, any contract or arrangement which is not of an entirely arms length nature.

10.3	Neither the Vendor nor any Associate of the Vendor is a party to any outstanding agreement or arrangement for the provision of finance, goods, services or other facilities to or by the Company or in any way relating to the Company or its affairs. No amount has been paid pursuant to any such agreement or arrangement.

10.4	In this Warranty 10, Associate has the meaning given to that term by section 318 of the Income Tax Assessment Act 1936 (Australia).

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 24

Signing page

EXECUTED as an agreement.

Executed by Ivanhoe Mines Ltd. by its
attorney Sebastian Hempel under power of
attorney dated 3 February 2005 in the
presence of

/s/ Sean Stabb	/s/ Sebastian Hempel

Signature of witness	Sebastian Hempel

SEAN STABB

Name of witness (print)

Executed by Dominant Holdings AG by its
attorney Paul Whitehead
under power of attorney dated 3
February 2005 in the presence of

/s/ Thomas Girgensohn	/s/ Paul Whitehead

Signature of witness	Paul Whitehead

T. GIRGENSOHN

Name of witness (print)	Thomas Girgensohn

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 25

Schedule 2 - Beviron Agreement

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Head Agreement | page 24

Share sale agreement

relating to shares in Beviron Pty Limited
ACN 078 197 323

Ivanhoe Mines Ltd. (Vendor)

Stemcor Pellets Ltd (Purchaser)

Share sale agreement

Details	4

Agreed terms	5

1. Defined terms & interpretation	5

1.1 Defined terms from Head Agreement	5
1.2 Defined terms	5
1.3 Interpretation	7
1.4 Headings	8

2. Conditions	8

2.1 Conditions	8
2.2 Waiver of Conditions	10
2.3 Conduct of the parties	10
2.4 Failure of Condition	10

3. Sale and purchase	10

4. Purchase Price	10

4.1 Amount	10
4.2 Payment of the Purchase Price	10

5. Completion	10

5.1 Time and place	10
5.2 Obligations of the Vendor	10
5.3 Obligations of the Purchaser	11
5.4 Simultaneous actions at Completion	11
5.5 Effect of failure to deliver by Vendor	11
5.6 Effect of failure to deliver by Purchaser	12
5.7 Records	12
5.8 Proxy and address for notices	12

6. Obligations before Completion	12

6.1 Continuity of Business	12
6.2 Access to Business and Records	12
6.3 Purchaser’s obligations	12
6.4 Right to copy and consult	12

7. Release of Guarantees	13

8. Warranties by the Vendor	13

8.1 Warranties	13
8.2 Application of the Warranties	13
8.3 Qualifications	13
8.4 Acknowledgments	13
8.5 Financial limits on Claims	14
8.6 Time limits on Claims	14
8.7 Other limits on Claims	14
8.8 Maximum aggregate liability for Claims	15
8.9 Transaction Consideration not known	15
8.10 Vendor Indemnity where Transaction Consideration not known	15

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 2

8.11 Vendor Indemnity where Transaction Consideration not known	15
8.12 Exclusions of limitations	15
8.13 Notice of potential Claim	15
8.14 Conduct of third party Claims	16
8.15 Rights of the Purchaser	16
8.16 Costs indemnity	16
8.17 Security for costs	17
8.18 Warranty payments	17
8.19 Benefits or credits received by the Company or the Purchaser	17
8.20 Meaning of Vendor’s knowledge	17
8.21 Taxation indemnity	18
8.22 Trade Practices Act	18
8.23 Financial forecasts	18

9. GST	18

9.1 Interpretation	18
9.2 GST gross up	18
9.3 Reimbursements	18
9.4 Tax invoice	19

10. Notices and other communications	19

10.1 Service of notices	19
10.2 Effective on receipt	19

11. Miscellaneous	19

11.1 Alterations	19
11.2 Approvals and consents	19
11.3 Assignment	19
11.4 Costs	19
11.5 Stamp duty	19
11.6 Survival	20
11.7 Counterparts	20
11.8 No merger	20
11.9 Entire agreement	20
11.10 Further action	20
11.11 Severability	20
11.12 Waiver	20
11.13 Relationship	20
11.14 Governing law and jurisdiction	20

Schedule 1 — Details of the Company and the Subsidiary	21

Schedule 2 — Warranties	22

Schedule 3 — Properties	37

Signing page	39

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Share sale agreement | page 3

Details

Date	4 February 2005

Parties

Name	Ivanhoe Mines Ltd. ARBN 075 217 097
Short form name	Vendor
Notice details	Suite 654, 999 Canada Place, Vancouver, British Columbia V6C 3E1, Canada
Facsimile +1 604 682 6728
Attention Peter Meredith

Name	Stemcor Pellets Ltd registered number 2188847
Short form name	Purchaser
Notice details	Level 27, City Point, 1 Ropemaker Street, London EC2Y9ST, United Kingdom
Facsimile +44 20 7775 3679
Attention Company Secretary

Background

A	The Shares are, or will be, legally and beneficially owned by the Vendor.

B	The Vendor has agreed to sell and the Purchaser has agreed to purchase the Shares on the terms and conditions set out in this agreement.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 4

Agreed terms

1.	Defined terms & interpretation

1.1	Defined terms from Head Agreement

Terms defined in the Head Agreement have the same meanings when used in this document unless otherwise defined in this document.

1.2	Defined terms

In this agreement:

Accounts means the audited balance sheet of the Company and the Subsidiary as at the Accounts Date and the audited profit and loss statement and statement of cash flows of the Company and the Subsidiary for the financial year ending on the Accounts Date together with the notes to, and the reports of the directors in respect of, those accounts.

Accounts Date means 31 December 2003.

Arbutus means Arbutus Holding Ltd., a company incorporated in the British Virgin Islands, registration number 497003, which has its registered address at c/- Midocean Management and Trust Services (BVI) Limited, 9 Columbus Centre, Road Town, Tortola in the British Virgin Islands.

Business means the businesses carried on by the Group as at the date of this agreement, including the business of mining iron ore in the area known as Savage River and the production of iron ore pellets in Tasmania in Australia carried on under the business name ‘Australian Bulk Minerals’ and includes all licences, authorities, plant and equipment used in connection with those activities and whose principal place of business is 58-60 Wilmot Street, Burnie, Tasmania, 7320, Australia.

Claim includes a claim, notice, demand, action, proceeding, litigation, investigation, judgment, damage, loss, cost, expense or liability however arising, whether present, unascertained, immediate, future or contingent, whether based in contract, tort or statute and whether involving a third party or a party to this agreement.

Company means Beviron Pty Limited ACN 078 197 323, further details of which are set out in Part A of Schedule 1.

Completion means completion of the sale and purchase of the Shares contemplated by this agreement.

Completion Date means 28 February 2005 provided that all the Conditions have been fulfilled (or waived under clause 2.2) or, in the event that all the Conditions have not been fulfilled (or waived under clause 2.2) before 28 February 2005, the fifth Business Day after the date on which all the Conditions have been fulfilled (or waived under clause 2.2).

Conditions means the conditions set out in clause 2.1.

Costs Assessor means a costs assessor appointed under clause 8.17.

Disclosure Letter means the letter from the Vendor to the Purchaser of the same date as this agreement entitled ‘Disclosure Letter’.

Due Diligence Material means the information and documents provided to the Purchaser before the date of this agreement, a list of which is attached to the Disclosure Letter.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 5

Encumbrance includes any:

(a)	security for the payment of money or performance of obligations, including a mortgage, charge, lien, pledge or trust;

(b)	right, interest or arrangement which has the effect of giving another person a preference, priority or advantage over creditors including any right of set-off;

(c)	notice or direction under sections 218 or 255 of the Income Tax Assessment Act 1936 (Cwlth) or under section 74 of the Sales Tax Assessment Act 1992 (Cwlth) or under section 260-5 of the Taxation Administration Act 1953 (Cwlth) or under any provision of any law which has a similar effect;

(d)	right that a person (other than the owner) has to remove something from land (known as a profit à pendre), easement, public right of way, restrictive or positive covenant, lease, or licence to use or occupy; or

(e)	third party right or interest or any right arising as a consequence of the enforcement of a judgment,

or any agreement to create any of them or allow them to exist.

Goldamere Agreement means the agreement between the Crown, the Subsidiary and Ivanhoe Capital Limited dated 26 September 1996 as ratified and approved by the Goldamere Act.

Goldamere Deed means the deed between the Subsidiary and the Crown dated 10 December 1996 as amended.

Governmental Authority includes any governmental, semi-governmental, municipal or statutory authority, instrumentality, organisation, body or delegate (including without limitation any town planning or development authority, public utility, environmental, building, health, safety or other body or authority) having jurisdiction, authority or power over or in respect of the Company, the Subsidiary, the Business or the Properties.

Group means the Company and the Subsidiary.

Group Company means any of the Company and the Subsidiary.

Head Agreement means the agreement so entitled and dated 4 February 2005 between the Vendor, the Purchaser, Dominant Holdings AG and Stemcor Holdings Ltd.

Liabilities includes all liabilities (whether actual, contingent or prospective), losses, damages, costs and expenses of whatever description.

Properties means the real property (whether leasehold or freehold) listed in Schedule 3.

Purchase Price means the amount payable under clause 4.

Records means all original and copy records, documents, books, files, reports, accounts, plans, correspondence, letters and papers of every description and other material regardless of their form or medium and whether coming into existence before, on or after the date of this agreement, belonging or relating to or used by any Group Company including (without limitation) certificates of registration, minute books, statutory books and registers, books of account, Tax returns, title deeds and other documents of title, customer lists, price lists, computer programs and software, and trading and financial records.

Related Party Debt Amending Agreement means the document so entitled dated 6 November 2000 between (among others) the Company, the Subsidiary, the Vendor, Ivanhoe Capital Finance Limited and Robert M. Friedland.

Security means an amount to be paid to the Claimee in accordance with clause 8.17.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 6

Shares means all of the shares in the share capital of the Company.

Subsidiary means Goldamere Pty Limited ACN 073 634 581, further details of which are set out in Part B of Schedule 1.

Tax means all forms of taxes, duties, imposts, charges, withholdings, rates, levies or other governmental impositions of whatever nature and by whatever authority imposed, assessed or charged together with all costs, charges, interest, penalties, fines, expenses and other additional statutory charges, incidental or related to the imposition.

Warranties means each of the representations and warranties given under clause 8 and set out in Schedule 2.

1.3	Interpretation

In this agreement, except where the context otherwise requires:

(a)	the singular includes the plural and vice versa, and a gender includes other genders;

(b)	another grammatical form of a defined word or expression has a corresponding meaning;

(c)	a reference to a clause, paragraph, schedule or annexure is to a clause or paragraph of, or schedule or annexure to, this agreement, and a reference to this agreement includes any schedule or annexure;

(d)	a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

(e)	a reference to A$, $A or AUD is to Australian currency;

(f)	a reference to US$, $US or USD is to United States currency;

(g)	a reference to time is to Sydney, Australia time;

(h)	a reference to a party is to a party to this agreement, and a reference to a party to a document includes the party’s executors, administrators, successors and permitted assigns and substitutes;

(i)	a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

(j)	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(k)	a word or expression defined in the Corporations Act has the meaning given to it in the Corporations Act;

(l)	the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;

(m)	any agreement, representation, warranty or indemnity by two or more parties (including where two or more persons are included in the same defined term) binds them jointly and severally;

(n)	any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(o)	a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this agreement or any part of it; and

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 7

(p)	if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.

(q)	a reference to except as disclosed is to something disclosed in this agreement or the Disclosure Letter.

1.4	Headings

Headings are for ease of reference only and do not affect interpretation.

2.	Conditions

2.1	Conditions

Completion must not occur until all of the following Conditions are fulfilled:

Party entitled to
Condition	benefit
Under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (FATA), the Treasurer of the Commonwealth of Australia consents to the transfer of the Shares contemplated by this agreement. If that consent is given subject to conditions or requirements, this Condition is not fulfilled unless those conditions or requirements are reasonably acceptable to the Purchaser and the Vendor.
The Purchaser and the Vendor

For the purpose of this Condition, the Treasurer will be taken to have consented to the transfer of the Shares under this agreement if:

(a) the Treasurer issues a notice under the FATA stating that the Commonwealth Government does not object to the transfer of the Shares; or

(b) the Treasurer is, by reason of lapse of time, not empowered to make an order under the FATA in relation to the transfer of the Shares.

Societe Generale ABN 71 092 516 286 as ‘Party A’ under the ISDA Master Agreement between the Company and Societe Generale, dated 20 August 2004, consents in writing to the sale and purchase of the Shares and all other applicable transactions contemplated by this agreement (including a written waiver by Societe Generale from compliance by any person with any provision of the ISDA Master Agreement that would otherwise be breached by the transactions or the execution of this agreement) either:
The Vendor and the Purchaser

(a) without conditions or requirements; or

(b) with conditions and requirements that are acceptable to the Vendor and (to the extent that they affect the Purchaser or the Group) to the Purchaser.

Any interest that Goldamere has in the Goldamere Agreement and the Goldamere Deed being excluded from the definition of ‘Charged Property’ in the Deed of Mortgage and Charge between Goldamere and Societe Generale ABN 71 092 516 286 dated 20 August 2004 and registered under Part 2K.2 of the Corporations Act number 1075371.
The Vendor

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 8

All other consents necessary or relevant for the sale and purchase of the Shares contemplated by this agreement to take place without breaching any statute or agreement are granted and received either:
The Vendor and the Purchaser

(a) without conditions or requirements; or

(b) with conditions and requirements that are acceptable to the Vendor and (to the extent that they affect the Purchaser or the Group) to the Purchaser.

The prior completion of the Deed of Assignment with Deeds of Acknowledgment (as that term is defined in clause 1.2 of the Deed of Assignment) in a form reasonably agreed between the parties to the Deed of Assignment.
The Purchaser and the Vendor

The contemporaneous completion of the Arbutus Agreement.	The Purchaser and The Vendor

The Goldamere Agreement and Goldamere Deed remains in full force and effect including consent to the change in control of the Subsidiary and finance arrangements regarding the Subsidiary.	The Purchaser

There being no actual or threatened revocation, termination or suspension of Mining Lease 2M/2001 granted under the Mineral Resources Development Act 1995 (Tasmania).	The Purchaser

There being no actual or threatened revocation, termination or suspension of the Goldamere Agreement or the Goldamere Deed.	The Purchaser

Written consent being provided by Alinta EATM Pty Ltd, pursuant to clause 18.2 of the gas sale agreement between Alinta EATM Pty Ltd and the Subsidiary (Gas Sale Agreement), to the ‘deemed assignment’ (as defined in clause 18.4 of the Gas Sale Agreement) of the Subsidiary’s interest under the Gas Sale Agreement without any conditions or any requirement for the provision of security.
The Purchaser

Each employee of the Subsidiary who under their terms of employment with the Subsidiary has been offered any interest in a Group Company, the Vendor or any related body corporate of the Vendor (as defined in section 50 of the Corporations Act) releases the Subsidiary from any obligation to grant or issue, or procure the grant or issue, of that interest.
The Purchaser

Termination of the management services agreement between the Subsidiary and Ivanhoe Capital Pte Ltd dated 1 January 2001 with no liability to the Subsidiary, the execution of a deed of release pursuant to which the amount of US$419,710.94 outstanding from the Subsidiary to Ivanhoe Capital Pte Ltd is forgiven and written confirmation that no amounts are owing by the Subsidiary to Ivanhoe Capital Pte Ltd.
The Purchaser

The acknowledgment by the Vendor in a form reasonably acceptable to the Purchaser that there is no obligation for the Company to pay the Vendor any amount in respect of the deposit referred to in the Deed Poll granted by Ivanhoe Cloncurry Mines Pty Limited in favour of the Company, dated 23 December 2004.
The Purchaser

Confirmation that the financial interest of UBS Australia Limited is removed from the water licence issued by the Tasmanian Department of	The Purchaser

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 9

Primary Industries Water and Energy (license number 7075) and replaced with the financial interest of Arbutus Holdings Ltd.

Evidence that clause 4.3 of the Related Party Debt Amending Agreement has been amended or deleted as required by the Purchaser.	The Purchaser

2.2	Waiver of Conditions

A Condition may only be waived in writing by each party entitled to the benefit of that Condition (as specified in relation to each Condition in the second column of the table in clause 2.1) and will be effective only to the extent specifically set out in that waiver.

2.3	Conduct of the parties

Each party must use all reasonable efforts within its own capacity to ensure that each Condition is fulfilled before 5.00pm on 25 February 2005.

2.4	Failure of Condition

If a party has complied with its obligations under clause 2.3, it may terminate this agreement by giving notice in writing to the other parties if one or more Conditions are not fulfilled by 5.00pm on 25 February 2005 or another date agreed by the parties in writing.

3.	Sale and purchase

The Vendor as current or future beneficial owner agrees to sell to the Purchaser and the Purchaser agrees to buy from the Vendor the Shares:

(a)	for the Purchase Price;

(b)	free from Encumbrances;

(c)	with all rights, including dividend and voting rights, attached or accrued to them on or after the date of this agreement; and

(d)	subject to this agreement.

4.	Purchase Price

4.1	Amount

The Purchase Price for the Shares is the Beviron Consideration.

4.2	Payment of the Purchase Price

The Purchaser must pay the Purchase Price in accordance with clause 3 of the Head Agreement.

5.	Completion

5.1	Time and place

If all the Conditions have been fulfilled or waived under clause 2.2, Completion will take place at 10:00am on the Completion Date at the offices of Minter Ellison at Level 19, 88 Phillip Street, Sydney or another time and place agreed by the parties.

5.2	Obligations of the Vendor

At or before Completion, the Vendor must:

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 10

(a)	deliver to the Purchaser a duly executed and completed transfer in favour of the Purchaser of the Shares in registrable form (except for the impression of stamp duty or other taxes of a similar nature) together with the relevant share certificates;

(b)	produce to the Purchaser any power of attorney or other authority under which the transfer of the Shares is executed;

(c)	deliver to the Purchaser duly executed instruments irrevocably waiving in favour of the Purchaser all rights of pre-emption which any person has in respect of any of the Shares;

(d)	deliver to the Purchaser copies of any other consents and waivers required under clause 2;

(e)	cause the board of directors of the Company to resolve that the transfer of the Shares (subject only to the payment of stamp duty or other taxes of a similar nature on the transfers) be approved and registered;

(f)	cause the board of directors of the Company to resolve to appoint as directors of the Group Companies those individuals in respect of who the Purchaser has delivered to a Group Company a consent to act as a director of the Group Company;

(g)	deliver the resignation of directors of the Group Companies nominated by the Purchaser prior to Completion and their acknowledgement that they have received all entitlements to which they are entitled up to the date of the resignation and have no further claim against the Group Company;

(h)	deliver to the Purchaser all Records in its possession (other than those which the Vendor is entitled to retain under clause 5.7);

(i)	deliver to the Purchaser an irrevocable appointment by the Vendor of the Purchaser as its sole proxy to attend and vote at meetings of the Company;

(j)	deliver to the Purchaser an irrevocable notice of change of address of the Vendor for service of notices and correspondence by the Company to Suite 2, Level 13, 15 Blue Street North Sydney, NSW 2060;

(k)	deliver to the Purchaser the common seal (if any) of each Group Company; and

(l)	do all other things necessary or desirable to transfer the Shares, to complete any other transaction contemplated by this agreement and to place the Purchaser in effective control of the Group and the Business.

5.3	Obligations of the Purchaser

The Purchaser must, at or before Completion, deliver to the Vendor any consents or waivers required under clause 2.

5.4	Simultaneous actions at Completion

In respect of Completion:

(a)	the obligations of the parties under this agreement are interdependent;

(b)	all actions required to be performed will be taken to have occurred simultaneously on the Completion Date; and

(c)	the Purchaser need not complete the purchase of any of the Shares unless the purchase of all the Shares is completed simultaneously.

5.5	Effect of failure to deliver by Vendor

If the Vendor fails to deliver any items which are due from it on Completion by the date of Completion, the Purchaser is entitled to terminate this document on giving 14 days prior written

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 11

notice to the Vendor. Termination does not affect any other rights which the Purchaser may have. If the Vendor is able in the notice period to deliver the items in question then Completion must be reconvened to allow it to do so.

5.6	Effect of failure to deliver by Purchaser

If the Purchaser fails to deliver any items which are due from it on Completion by the date of Completion, the Vendor is entitled to terminate this document on giving 14 days prior written notice to the Purchaser. Termination does not affect any other rights which the Vendor may have. If the Purchaser is able in the notice period to deliver the items in question then Completion must be reconvened to allow it to do so.

5.7	Records

The Vendor may retain after Completion copies of any Records necessary for it to comply with any applicable law (including, without limitation, any applicable Tax law) and to prepare Tax or other returns required of it by law.

5.8	Proxy and address for notices

While the Vendor remains the registered holder of any of the Shares, the Vendor must:

(a)	not attend or vote at meetings of the Company except through the Purchaser as its proxy;

(b)	do everything else that it may do in the capacity of registered holder of the Shares, including dealing with the Shares, and with any distribution, property or right derived from them, in accordance with the Purchaser’s directions; and

(c)	not change its address for service of notices or any correspondence by the Company from the address of the Purchaser.

6.	Obligations before Completion

6.1	Continuity of Business

Until Completion, the Vendor must not, and the Vendor must procure that the Subsidiary does not, do anything other than carry on the Business in the ordinary course.

6.2	Access to Business and Records

The Vendor will allow the Purchaser, its employees, agents and representatives reasonable access to the Properties and the Records at all reasonable times before Completion to enable the Purchaser, as is reasonably necessary, to:

(a)	become familiar with the Business and the affairs of the Group; and

(b)	investigate the accuracy of the Warranties.

6.3	Purchaser’s obligations

The Purchaser must ensure that any access under clause 6.2 is exercised and conducted in a manner to avoid unreasonable disruption to the conduct of the Business and the activities and operations of the Group and its employees.

6.4	Right to copy and consult

For the purposes of clause 6.2, the Purchaser may:

(a)	make copies of material examined;

(b)	consult with the officers of the Group Companies; and

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 12

(c)	with the prior consent of the Vendor (which consent may not be unreasonably withheld), consult with employees of the Group.

7.	Release of Guarantees

The Purchaser:

(a)	must, at the request of the Vendor at any time either before or after Completion, use its reasonable efforts to procure the release of the Vendor and its Associates from any other guarantee or security given before Completion by the Vendor or its Associates in relation to the obligations of a Group Company; and

(b)	indemnifies the Vendor and its Associates from and against any Claim or Liability arising out of any guarantees or securities referred to in paragraph 7(a) that may be suffered or incurred by the Vendor or any of its Associates which relates to events or circumstances occurring after Completion.

The obligation under this clause 7 applies only in relation to guarantees or securities where the guaranteed or secured amount does not exceed A$20,000.

8.	Warranties by the Vendor

8.1	Warranties

The Vendor represents and warrants to the Purchaser that each of the Warranties is true and accurate at the date of this agreement and will be true and accurate on the Completion Date.

8.2	Application of the Warranties

Each of the Warranties:

(a)	remains in full force and effect after Completion;

(b)	is separate and independent and is not limited by reference to any other Warranty; and

(c)	applies in relation to the Company and also, except where expressly otherwise provided, separately in relation to the Subsidiary, as if each reference in Schedule 2 to the Company were a reference the Subsidiary.

8.3	Qualifications

The Warranties are given subject to and qualified by, and the Purchaser is not entitled to claim that any fact, matter or circumstance causes any of the Warranties to be breached if and to the extent, but only to the extent, that the fact, matter or circumstance is fairly disclosed in:

(a)	this agreement;

(b)	the Disclosure Letter;

(c)	the Due Diligence Materials; or

(d)	any information available, on or before the date that is five (5) Business Days before the date of this agreement, on public registers maintained by any of the Trade Marks Office, the High Court of Australia, the Tasmanian Registry of the Federal Court, the Supreme Court of Tasmania, the Tasmanian Office of the Recorder of Titles and the Australian Securities and Investments Commission.

8.4	Acknowledgments

The Purchaser acknowledges and agrees with the Vendor that:

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 13

(a)	the Warranties are the only warranties that the Purchaser requires, and on which the Purchaser has relied, in entering into this agreement;

(b)	for the avoidance of doubt, no warranty or representation, expressed or implied, is given in relation to any expression of intention or expectation nor any forecast, budget or projection contained or referred to in the Due Diligence Material; and

(c)	to the extent permitted by law, all other warranties, representations and undertakings (whether express or implied and whether oral or in writing) made or given by any entity which is a Group Company or their respective employees, customers, agents or representatives are expressly excluded.

8.5	Financial limits on Claims

The Vendor has no liability for a Claim for a breach of any Warranty:

(a)	unless the amount of the Claim in respect of that breach is US$100,000 or more; and

(b)	until the aggregate of all Claims of US$100,000 or more for breach of the Warranties under this agreement exceeds US$1,000,000, in which event the Purchaser may claim the whole amount.

8.6	Time limits on Claims

Subject to clause 8.12 the Vendor has no liability for breach of any Warranty unless:

(a)	in the case of a Claim relating to any Warranty other than Warranty 12, the Purchaser has given written notice of the Claim to the Vendor under clause 8.13 on or before the date being 15 months after the Completion Date;

(b)	in the case of a Claim relating to Warranty 12 the Purchaser has given written notice of the Claim to the Vendor under clause 8.13 on or before the seventh anniversary of the Completion Date; and

(c)	in either case, unless the Claim has been settled or legal proceedings in a court of competent jurisdiction in respect of the Claim have been commenced by the Purchaser against the Vendor within 1 year of the Claim being notified by the Purchaser under clause 8.13.

8.7	Other limits on Claims

The liability of the Vendor in respect of any Claim for breach of any Warranty is reduced or extinguished (as the case may be) to the extent that:

(a)	the subject matter of any Claim is provided for in the Accounts; or

(b)	the Claim has arisen as a result of or in consequence of any voluntary act, omission, transaction or arrangement of or on behalf of the Purchaser after Completion; or

(c)	the Claim is as a result of or in respect of, or where the Claim arises from, any increase in the rate of Tax liable to be paid or any imposition of Tax not in effect at the date of this agreement; or

(d)	the Purchaser has not complied with clause 8.14; or

(e)	the Claim occurs or is increased as a result of legislation not in force or in effect at the date of this agreement; or

(f)	the Claim occurs as a result of a change after the date of this agreement in any law or interpretation of law; or

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 14

(g)	the Purchaser is aware of any fact, matter or thing that it should reasonably know constitutes, or would be reasonably expected with the lapse of time to constitute, a breach of that Warranty.

8.8	Maximum aggregate liability for Claims

Subject to clause 8.12, the maximum aggregate liability of the Vendor (including legal costs and expenses incurred in defending a Claim from a third party), as a result of Claims for breach of the Warranties under any of the Transaction Documents is limited to the Transaction Consideration.

8.9	Transaction Consideration not known

If the final amount of the Transaction Amount is not known at any relevant time in relation to a Claim for breach of the Warranties under the Transaction Documents, the liability of the Vendor is not limited in respect of any such Claim to the amount of the Transaction Consideration at that time, but to the Transaction Consideration when it is finally known.

8.10	Vendor Indemnity where Transaction Consideration not known

In the event that the Transaction Consideration at the time of the determination of any Claim for breach of the Warranties under the Transaction Documents is less than the amount that the Purchaser would have been entitled but for the Transaction Consideration not being finally known (Known Transaction Consideration), the Vendor undertakes to the Purchaser to keep the Purchaser at all times fully and effectively indemnified for the difference between the amount that the Purchaser would have been entitled but for the Transaction Consideration not being finally known and the Known Transaction Consideration, up to the amount of the Transaction Consideration when it is finally known

8.11	Purchaser Indemnity where Transaction Consideration not known

Where an amount is paid by the Vendor in respect of any Claim for breach of the Warranties under the Transaction Documents which is in excess of the amount of the Transaction Consideration when finally known, the Purchaser undertakes to the Vendor to keep the Vendor at all times fully and effectively indemnified for the amount of that excess, except where the Claim is not subject to clause 8.8.

8.12	Exclusions of limitations

The limitations in:

(a)	Clauses 8.6(a) or (b) and 8.8 do not apply to Warranty 12 where:

(i)	there has been fraud, dishonesty or wilful concealment on the part of the Vendor or anyone acting on behalf of the Vendor; or

(ii)	there is the amendment of an assessment permitted by section 170(10) of the 1936 Act.

(b)	Clauses 8.5 and 8.6(a) do not apply to a Claim relating to Warranties 2, 3, 4, 6.10 or 18.

(c)	Clauses 8.5, 8.6(a) or (b) and 8.8 do not apply where there has been fraud, dishonesty or wilful concealment on the part of the Vendor or anyone acting on behalf of the Vendor.

(d)	Clause 8.6(a) does not apply to any claim which arises from or is connected to prosecution by a Governmental Authority.

8.13	Notice of potential Claim

If the Purchaser becomes aware of anything which is or may be reasonably likely to give rise to a Claim under this clause 8 it must notify the Vendor in writing, within 10 Business Days after it has first come to the Purchaser’s attention (Claim Notice), setting out the act, matter or thing

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 15

relied on as giving rise to the Claim, the Warranty the subject of the Claim and all relevant details of the Claim in so far as they are available to the Purchaser.

8.14	Conduct of third party Claims

(a)	The Vendor, subject to this clause 8.14 and clause 8.17, is in respect of an act, matter or thing notified by the Purchaser under clause 8.13, where that act, matter or thing relates to an actual or threatened Claim from a third party, entitled to elect by written notice given to the Purchaser within 10 Business Days of receipt of a Claim Notice to:

(i)	take over the conduct of the Claim; and

(ii)	take such actions as the Vendor may decide about it, including the right to negotiate, defend and/or settle the Claim and to recover costs incurred as a consequence of the Claim from any person.

(b)	Where the Vendor takes over the conduct and/or defence of any claim under this clause 8.14, the Vendor must:

(i)	afford the Purchaser the opportunity to consult with the Vendor on all matters of significance for the goodwill of the Business; and

(ii)	at reasonable and regular intervals provide the Purchaser with written reports concerning the conduct, negotiation, control, defence and/or outcome or settlement of the Claim.

(c)	The Purchaser must, and must procure that the Company must, provide the Vendor with access to (with the right to take copies) and make available to the Vendor all relevant personnel, relevant documents, books and records reasonably required for the purpose of the conduct of any Claim under clause 8.14(a).

8.15	Rights of the Purchaser

If the Purchaser gives the Vendor a Claim Notice under clause 8.13 and the Vendor does not elect to take over the control of a Claim under clause 8.14, the Purchaser may take such actions as the Purchaser may decide about it, including the right to negotiate, defend and/or settle the Claim and to recover costs incurred as a consequence of the Claim from any person, if:

(a)	the Purchaser at reasonable and regular intervals provides the Vendor with written reports concerning the conduct, negotiation, control, defence and/or settlement of the Claim and must not settle the Claim without the prior approval of the Vendor which must not be unreasonably withheld;

(b)	the Purchaser affords the Vendor the opportunity to consult with the Purchaser on matters of significance in relation to the conduct, negotiation and settlement of the Claim; and

(c)	the Vendor renders to the Purchaser, at the Purchaser’s expense, all such assistance as the Purchaser may reasonably require in disputing any Claim.

8.16	Costs indemnity

The Vendor indemnifies the Purchaser and the Company against all Liabilities incurred by, or awarded against, the Purchaser or the Company arising out of the conduct of the Vendor under clause 8.14 or acts required or requested of the Purchaser or the Company in respect of the same, as and when they fall due, including reasonable legal costs and disbursements of the Purchaser’s lawyers and the Company’s lawyers.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 16

8.17	Security for costs

(a)	If the Vendor intends to, or takes control of, a Claim under clause 8.14, the Purchaser is entitled to require that the Vendor provide Security to the Purchaser or a Group Company (as the case may be) (Claimee).

(b)	The Purchaser is entitled to require that Security is provided at any time on written notice to the Vendor (Notice). Subject to sub clauses 8.17(d) and (f), the Notice must specify the amount and terms of the Security required by the Purchaser.

(c)	The Vendor’s entitlement to take over the control of a Claim under clause 8.14, or continue to control a Claim ceases immediately if it fails to provide the Security within 10 business days of the Notice.

(d)	For the purpose of this clause 8.17, the Security must be cash or in immediately available funds and on terms reasonably satisfactory to the Purchaser.

(e)	The Claimee is entitled to use the Security to pay any Liability arising out of or in relation to the Claim.

(f)	Any Security required by the Purchaser under this clause 8.17 shall not exceed the amount reasonably necessary to secure the obligations of the Vendor under clause 8.16.

(g)	If the Vendor and the Purchaser do not agree any matter or amount referred to in this clause 8.17, then the matter in dispute must be referred at the request of either the Vendor or the Purchaser to the Costs Assessor for decision.

(h)	The Costs Assessor is to be appointed by agreement between the Vendor and the Purchaser or, in default of agreement within 14 days of a request by either the Vendor or the Purchaser, by the President for the time being of the Law Society of New South Wales.

(i)	The Costs Assessor will act as an expert and not as an arbitrator and his or her decision will be final and binding on the parties.

(j)	The fees of the Costs Assessor will be borne by the Vendor.

8.18	Warranty payments

Any payment made in respect of a Claim for breach of a Warranty is deemed (to the extent possible) to be a reduction in the Purchase Price.

8.19	Benefits or credits received by the Company or the Purchaser

If any payment in respect of a Claim under the Warranties is made to the Purchaser by or on behalf of the Vendor and after the payment is made the Purchaser or any Group Company receives any benefit or credit in relation to the subject matter of the Claim (including payment under any insurance policy), then the Purchaser:

(a)	must immediately notify the Vendor of the benefit or credit; and

(b)	pay to the Vendor an amount equal to the amount (net of expenses and Tax) of the benefit or credit received by the Purchaser or a Group Company (as the case may be).

8.20	Meaning of Vendor’s knowledge

Where any Warranty is qualified by the expression ‘as far as the Vendor is aware’ or any similar expression that statement is taken to include an additional statement that it has been made after due and careful enquiry.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 17

8.21	Taxation indemnity

(a)	The Vendor undertakes to the Purchaser to keep the Purchaser and each Group Company at all times fully and effectively indemnified from and against any liability for Tax of a Group Company arising on or before Completion or arising after Completion and wholly or partly attributable to any event occurring on or before Completion.

(b)	The Vendor has no liability under clause 8.17(a) unless the Purchaser has given written notice of the Claim to the Vendor under clause 8.10 on or before the seventh anniversary of the Completion Date.

(c)	The limitation in clause 8.17(b) does not apply where:

(i)	there has been fraud, dishonesty or wilful concealment on the part of the Vendor or anyone acting on behalf of the Vendor; or

(ii)	there is the amendment of an assessment permitted by section 170(10) of the 1936 Act.

(d)	For the avoidance of doubt, the Vendor may elect to take over the conduct of a Claim and take such actions as the Vendor may decide in relation to a Claim under clause 8.11 upon receipt of a Claim Notice from the Purchaser pursuant to clause 8.10 but subject to the requirements of clauses 8.14 to 8.17 inclusive.

8.22	Trade Practices Act

To the extent permitted by law, the Purchaser agrees not to make, and waives any right it may have to make, any claim against the Vendor or any Associate of the Vendor under section 52 of the Trade Practices Act 1974 (Cth) or the corresponding provision of any Australian State or Territory enactment.

8.23	Financial forecasts

The parties acknowledge and agree that the Warranties do not apply to any financial forecasts, projections, opinions of future performance or other statements relating to financial prospects of the Group that have been provided by the Vendor or an Associate of the Vendor. No warranty is given or representation made that any such financial forecast, projection or opinion will be met or achieved. Any such information that has been provided to the Purchaser was provided for information purposes only.

9.	GST

9.1	Interpretation

In this clause 9, a word or expression defined in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) has the meaning given to it in that Act.

9.2	GST gross up

If a party makes a supply under or in connection with this agreement in respect of which GST is payable, the consideration for the supply but for the application of this clause 9.2 (GST exclusive consideration) is increased by an amount equal to the GST exclusive consideration multiplied by the rate of GST prevailing at the time the supply is made.

9.3	Reimbursements

If a party must reimburse or indemnify another party for a loss, cost or expense, the amount to be reimbursed or indemnified is first reduced by any input tax credit the other party is entitled to for the loss, cost or expense, and then increased in accordance with clause 9.2.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 18

9.4	Tax invoice

A party need not make a payment for a taxable supply made under or in connection with this agreement until it receives a tax invoice for the supply to which the payment relates.

10.	Notices and other communications

10.1	Service of notices

A notice, demand, consent, approval or communication under this agreement (Notice) must be:

(a)	in writing, in English and signed by a person duly authorised by the sender; and

(b)	hand delivered or sent by prepaid post or facsimile to the recipient’s address for Notices specified in the Details, as varied by any Notice given by the recipient to the sender.

10.2	Effective on receipt

A Notice given in accordance with clause 10.1 takes effect when taken to be received (or at a later time specified in it), and is taken to be received:

(a)	if hand delivered, on delivery;

(b)	if sent by prepaid post, the second Business Days after the date of posting (or the seventh Business Day after the date of posting if posted to or from a place outside Australia);

(c)	if sent by facsimile, when the sender’s facsimile system generates a message confirming successful transmission of the entire Notice unless, within eight Business Hours after the transmission, the recipient informs the sender that it has not received the entire Notice, but if the delivery, receipt or transmission is not on a Business Day or is after 5.00pm on a Business Day, the Notice is taken to be received at 9.00am on the next Business Day.

11.	Miscellaneous

11.1	Alterations

This agreement may be altered only in writing signed by each party.

11.2	Approvals and consents

Except where this agreement expressly states otherwise, a party may, in its discretion, give conditionally or unconditionally or withhold any approval or consent under this agreement.

11.3	Assignment

A party may only assign this agreement or a right under this agreement with the prior written consent of each other party.

11.4	Costs

Each party must pay its own costs of negotiating, preparing and executing this agreement.

11.5	Stamp duty

Any stamp duty, duties or other taxes of a similar nature (including fines, penalties and interest) in connection with this agreement or any transaction contemplated by this agreement, must be paid by the Purchaser.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 19

11.6	Survival

Any indemnity or any obligation of confidence under this agreement is independent and survives termination of this agreement. Any other term by its nature intended to survive termination of this agreement survives termination of this agreement.

11.7	Counterparts

This agreement may be executed in counterparts. All executed counterparts constitute one document.

11.8	No merger

The rights and obligations of the parties under this agreement do not merge on completion of any transaction contemplated by this agreement.

11.9	Entire agreement

This agreement, together with the Head Agreement, any side letters which may have been exchanged between the parties prior to execution and remaining Transaction Documents, constitutes the entire agreement between the parties in connection with its subject matter and supersedes all previous agreements or understandings between the parties in connection with its subject matter, including the memorandum of understanding between the Company, Stemcor Australia Pty Limited and the Vendor, dated 1 December 2004.

11.10	Further action

Each party must do, at its own expense, everything reasonably necessary (including executing documents) to give full effect to this agreement and any transactions contemplated by it.

11.11	Severability

A term or part of a term of this agreement that is illegal or unenforceable may be severed from this agreement and the remaining terms or parts of the term of this agreement continue in force.

11.12	Waiver

A party does not waive a right, power or remedy if it fails to exercise or delays in exercising the right, power or remedy. A single or partial exercise of a right, power or remedy does not prevent another or further exercise of that or another right, power or remedy. A waiver of a right, power or remedy must be in writing and signed by the party giving the waiver.

11.13	Relationship

Except where this agreement expressly states otherwise, it does not create a relationship of employment, trust, agency or partnership between the parties.

11.14	Governing law and jurisdiction

This agreement is governed by the law of New South Wales and each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 20

Schedule 1 - Details of the Company and the Subsidiary

Part A: Details of the Company

Name and ACN:	BEVIRON PTY LIMITED ACN 078 197 323

Registered office:	58-60 Wilmot Street, Burnie, Tasmania 7320

Date ofincorporation/

registration:	23 April 1997

Share capital:	A$126,180,760.00 comprising 82,519,735 fully-paid ordinary shares.

Directors:	Ian Wargent ROSS
David Alan SANDY

Secretaries:	Jeanette Ann NORTON
Bruce Craig LORKING

Part B: Details of the Subsidiary

Name and ACN:	GOLDAMERE PTY LIMITED ACN 073 634 581

Registered office:	58-60 Wilmot Street, Burnie, Tasmania 7320

Date of incorporation/ registration:	15 April 1996

Share capital:	A$11,000,100 comprising 11,000,100 fully-paid ordinary shares.

Directors:	Ian Wargent ROSS
David Alan SANDY

Secretaries:	Jeanette Ann NORTON
Bruce Craig LORKING

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 21

Schedule 2 — Warranties

Warranty 1 - Defined terms

In these Warranties:

Environment means the physical factors of the surrounds of human beings including the land, waters, atmosphere, climate, sound, odours, place, the biological factors of animal and plant and the social factors of aesthetics.

Environmental Authorisation means a licence, consent, approval, permit, authorisation, certificate of registration, or other concession issued by a government agency and any agreement which is required, obtained or entered into in respect of the Land pursuant to an Environmental Law.

Environmental Law means a law regulating or otherwise relating to the Environment including, without limitation: land use; planning; environmental assessment; building regulation; pollution of the atmosphere, water or land; noise; contamination; chemicals; waste; the use or presence of asbestos, dangerous goods or Hazardous Substances; human health and safety; heritage; species; flora and fauna; or any other aspect of the protection of the Environment or the enforcement or administration of any such Environmental Law.

Hazardous Substance means any substance which is, or may be hazardous, toxic, dangerous or polluting which may present a risk to human health or any other aspect of the Environment, or which is regulated by any Environmental Law.

Land means the Properties and the land the subject of the Mining Lease.

Mining Lease means Consolidated Mining Lease No. 2M/2001 under the Mineral Resources Development Act, 1995 (Tas.).

Subsidiary Shares means all the shares in the share capital of the Subsidiary.

Superannuation Commitment means any obligation, liability or duty to make any payment to any person in respect of any superannuation or retirement benefits or pensions that are or may be provided to any present or former Employees of the Company or their respective dependants.

Warranty 2 - Vendor

2.1	The Vendor has full authority and all necessary consents to enter into and perform this agreement and, when executed, this agreement will constitute binding obligations on the Vendor in accordance with its terms.

2.2	The sale of the Shares under this agreement will not:

(a)	impose any Encumbrance on the Vendor; or

(b)	put the Vendor in breach of any obligation or agreement by which it is bound.

2.3	No:

(a)	meeting has been convened, resolution proposed, petition presented or order made for the winding up of the Vendor;

(b)	receiver, receiver and manager, provisional liquidator, liquidator or other officer of the Court has been appointed in relation to all or any material assets of the Vendor; or

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 22

(c)	mortgagee has taken, attempted or indicated an intention to exercise its rights under any security of which the Vendor is the mortgagor or chargor.

Warranty 3 — Group Companies

No:

(a)	meeting has been convened, resolution proposed, petition presented or order made for the winding up of a Group Company;

(b)	receiver, receiver and manager, provisional liquidator, liquidator or other officer of the Court has been appointed in relation to all or any material assets of a Group Company; or

(c)	mortgagee has taken, attempted or indicated an intention to exercise its rights under any security of which a Group Company is the mortgagor or chargor.

Warranty 4 — Share capital

4.1	The share capital of each Group Company set out in Schedule 1:

(a)	comprises the entire share capital of the Group Company; and

(b)	is fully paid.

4.2	The Vendor:

(a)	will be the registered and beneficial owner of the Shares on the Completion Date; and

(b)	has complete power and right to sell those shares to the Purchaser.

4.3	As at Completion there will be no option, right to acquire or Encumbrance over or affecting the Shares, the Subsidiary Shares or any of them.

4.4	No person is entitled, or has claimed to be entitled, to require a Group Company to issue any share capital either now or at any future date (whether contingently or not). There are no agreements in force under which any person is or may be entitled to, or has the right to call for the issue of, any shares in a Group Company or securities convertible into or exchangeable for shares in a Group Company. No Group Company has given, granted or agreed to grant any option or right (whether contingent or not) in respect of its unissued shares.

4.5	The Company is the registered and beneficial owner of the Subsidiary Shares.

4.6	Except as stated in the schedules to this agreement, no Group Company holds or beneficially owns any securities of any other corporation or has agreed to acquire any securities of any other corporation.

4.7	No Group Company is the holder of any rights or options to subscribe for, purchase or acquire any shares, securities, partnership interest or joint venture interest in any other entity.

4.8	No Group Company is or has agreed to become, a member of any partnership or other unincorporated association, joint venture or consortium (excluding recognised trade associations).

Warranty 5 — Information

5.1	The details relating to each Group Company set out in Schedule 1 is complete and accurate.

5.2	As far as the Vendor is aware, all information given by or on behalf of the Vendor to the Purchaser relating to each Group Company including that contained in the Disclosure Letter and Due Diligence Material is true, complete and accurate in all material respects and none of that

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 23

information is misleading in any material respect, whether as a result of the inclusion of misleading information or the omission of material information or both.

5.3	Other than circumstances affecting the whole of any industry in which each Group Company participates, the Vendor is not aware of any circumstances which might reasonably be expected to have a material adverse effect on either:

(a)	the financial position, business, operations, assets, profitability or prospects of a Group Company; or

(b)	the value of the Shares and the Subsidiary Shares.

5.4	All information which the Vendor knows or could reasonably be expected to know and which would be reasonably likely to affect the Purchaser’s decision to purchase the Shares on the terms and conditions of this agreement, has been fully disclosed to the Purchaser in writing.

Warranty 6 — Accounts

6.1	The Accounts:

(a)	were prepared in accordance with applicable laws and generally accepted accounting principles in Australia; and

(b)	give a true and fair view of the financial position and affairs of each Group Company and the Business as at the Accounts Date.

6.2	Since the Accounts Date:

(a)	each Group Company has carried on the Business in the ordinary and usual course;

(b)	no contracts or commitments differing from those ordinarily made in the conduct of the Business have been entered into or incurred;

(c)	there has been no material adverse change in the assets, liabilities, financial position or the profitability of a Group Company;

(d)	neither Group Company has declared or paid any dividend, made any reduction in its share capital or made any offer, or entered into any agreement, to buy back any of its shares;

(e)	except for current assets offered for sale or sold in the ordinary course of its usual business, no Group Company has disposed of any of the assets included in the Accounts or any assets acquired or agreed to be acquired since the Accounts Date;

(f)	the Business has not been materially adversely affected by the loss of any customer who, in either of the two accounting periods immediately preceding the Accounts Date, accounted for 10 percent or more of the Subsidiary’s sales for either of those periods.

6.3	No person has given a guarantee or indemnity or is otherwise a surety in respect of a Group Company or its Business.

Carrying on business

6.4	The Company has not carried on any business since the date of its incorporation other than to own all of the shares in the capital of the Subsidiary. The Company has not employed any person since the date of its incorporation. The Company will not commence to carry on any other business or employ any person before the Completion Date.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 24

Ownership of assets

6.5	All the assets included in the Accounts are owned by the relevant Group Company to which they relate and material particulars of all fixed assets acquired or agreed to be acquired by a Group Company since the Accounts Date are set out in the Due Diligence Materials.

Encumbrances

6.6	None of the property, assets, undertaking, goodwill or uncalled capital of any Group Company is subject to any Encumbrance.

Management accounts

6.7	The unaudited management accounts of each Group Company for the period of 12 months ended 31 December 2004 have been prepared on a basis consistent with that employed in preparing the Accounts. They give a true and fair view of the assets, liabilities, income, expenditure and cash flow of the Group Company for which they were prepared for that period and at the end of that period and there has been no material adverse change in the assets, liabilities or financial position of a Group Company since that date.

Finance

6.8	There are no guarantees, loans, undertakings or commitments on capital account, actual or contingent, or comfort arrangements (whether or not legally binding) which have been made, given, entered into or incurred by or on behalf of any Group Company (and whether to procure the solvency of any other person or otherwise).

6.9	A Group Company has not borrowed any monies and has no bank overdraft facilities, acceptance credits or other financial facilities outstanding or available to it.

Loans from related parties

6.10	There is no loan to a Group Company from, or amount owing by a Group Company to:

(a)	the Vendor;

(b)	an Associate, or former Associate, of the Vendor (with the exception of Arbutus);

(c)	Robert M Friedland;

(d)	an Associate, or former Associate, of Robert M Friedland (with the exception of Arbutus);

(e)	Ivanhoe Capital Finance Ltd; or

(f)	Goldamere Holdings (L) Ltd,

other than the Beviron Debt 2, Beviron Debt 3, Beviron Debt 6 and Goldamere Debt. In this paragraph 6.10, Associate has the meaning given to that term by section 318 of the Income Tax Assessment Act 1936.

Warranty 7 — Records

7.1	As far as the Vendor is aware, the Records:

(a)	have been fully, properly and accurately kept and completed and are in the possession or control of the Group Company to whom they relate; and

(b)	do not contain material inaccuracies or discrepancies of any kind.

7.2	The constitution of each Group Company given to the Purchaser’s solicitors is its constitution and is complete and accurate in all respects.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 25

Warranty 8 — Business contracts

8.1	As far as the Vendor is aware, there are no agreements, arrangements or understandings affecting a Group Company or the carrying on of the Business that:

(a)	are material to the operation of the Business and have not been disclosed in writing to the Purchaser;

(b)	are outside the ordinary and proper course of business of the Business or otherwise contain any unusual, abnormal or onerous provision;

(c)	are incapable of being fulfilled or performed on time without undue or unusual expenditure of money or effort;

(d)	entitle the other party to terminate the agreement, or impose terms less favourable to the Business, by reason of a sale of the Shares; or

(e)	are agency or management agreements.

8.2	With respect to each contract which is material to the Business, the Vendor is not aware:

(a)	of any party to the contract being in default;

(b)	of any grounds for termination, rescission or avoidance or repudiation of that contract;

(c)	of any fact, matter or circumstance that is reasonably likely to have a material adverse effect on the financial position or prospects of the Subsidiary; or

(d)	of the termination, rescission or avoidance or repudiation of any such contract.

8.3	No Group Company has entered into any transaction that could give any person the right to do either of the following:

(a)	set aside any rights that the Group Company has in relation to that person; or

(b)	recover property or receive any payment from that Group Company,

under Division 2 of Part 5.7B of the Corporations Act 2001 (Cth) or similar laws relating to insolvency or bankruptcy.

8.4	The Subsidiary will not be required after the date of this agreement to undertake any work or supply any goods or services, except on normal commercial terms, under a contract entered into on or before the date of this agreement.

8.5	Since the Accounts Date, there has been no material adverse change to the terms of trade of the Business, including price.

8.6	No offer, tender, quotation or similar intimation given or made by the Subsidiary in connection with the Business, which is capable of giving rise to an agreement merely by the unilateral act of a third party, is still outstanding, except in the ordinary course of the Business.

8.7	The Subsidiary has not manufactured or sold products which do not comply in any material respect with any warranty or representation expressly or impliedly made by it.

8.8	The Subsidiary has not accepted any obligation to take back or otherwise do anything in respect of any item sold or delivered by it.

8.9	As far as the Vendor is aware, all of the agreements to which a Group Company is a party that have been disclosed to the Purchaser are valid, subsisting, legal and binding obligations in accordance with their terms.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 26

8.10	No Group Company has received any written notice which is reasonably likely to have a material adverse effect on the exercise of any rights by a Group Company in respect of any material agreement.

8.11	There is no agreement, arrangement or understanding involving the Subsidiary in relation to the Business which requires, as a condition of the supply of goods and services by the Subsidiary, that the Subsidiary acquire goods or services from any other specific person.

8.12	The Subsidiary is not a party to any agreement, arrangement or understanding under which it is or may be bound to share any profits or to pay any royalties or to waive or abandon any rights in connection with the Business or any of its assets.

8.13	The Subsidiary is not a party to either of the following:

(a)	any agency, distributorship, marketing, purchasing, manufacturing or licensing agreement or arrangement which has, or is likely to have, a material adverse effect on the cash flows or profitability of the Business; or

(b)	any agreement or arrangement which restricts its freedom to carry on any part of the Business in any part of the world in the manner it thinks fit.

8.14	The Subsidiary is not a party, and has not during the last six years been a party, to any of the following:

(a)	any agreement, arrangement concerted practice or course of conduct which is wholly or partly void or unenforceable under the Trade Practices Act 1974 (Cth) or any similar legislation, or which may render it liable to proceedings under any legislation concerning competition; or

(b)	any agreement or arrangement or business practice in respect of which an undertaking has been given by or an order made against or in relation to it under any anti-trust or similar legislation in any jurisdiction in which it carries on the Business or has assets or sales.

Warranty 9 — Employees

9.1	The Company has never employed any person.

9.2	As far as the Vendor is aware, the Subsidiary has complied in all material respects with all obligations arising under law, equity or statute, award, enterprise agreement or other instrument made or approved under any law with respect to employment of its employees including all Records required to be kept in relation to the employment, health and safety of any person.

9.3	In respect of the employees of the Subsidiary who are not the subject of an award or enterprise agreement:

(a)	the Vendor has disclosed to the Purchaser a representative sample of their particulars of employment (including full particulars of pay and other benefits and the dates of commencement of employment or appointment to an office) which, as far as the Vendor is aware, are not materially different from the particulars of employment of the remaining employees of the Subsidiary referred to in this Warranty 9.3;

(b)	none of them has given, or has been given, notice of termination of his or her employment or has indicated an intention to terminate his or her employment;

(c)	no proposal, assurance or commitment (oral or written) has been announced or given to any of them regarding any change to his or her terms of employment (whether or not beneficial to him or her) or (without limiting the foregoing) regarding the continuance,

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 27

introduction, increase or improvement of any benefit (including any retirement, death or disability benefit).

9.4	There is no outstanding offer of employment to any person with a base salary in excess of $200,000, other than a person who would be the subject of an award or enterprise agreement, by any Group Company and there is no such person who has accepted a like offer of employment made by any Group Company but whose employment has not yet started.

9.5	All subsisting contracts of employment to which the Subsidiary is a party are terminable by it on one month’s notice or less.

9.6	The Subsidiary has no liability to pay compensation for loss of office or employment to any present or former employee and no such sums have been paid since the Accounts Date.

9.7	Except in respect of normal accruals of emoluments after the Accounts Date, no sum is owing or promised to any present or former employee of the Subsidiary.

9.8	There are no terms of employment for any employee which provide that a change in control of the Subsidiary (however change of control be defined if at all) entitles the employee to treat the change of control as amounting to a breach of the contract or entitling him or her to any payment or benefit whatsoever or entitling him or her to treat himself or herself as redundant or otherwise dismissed or released from any obligation.

9.9	No claim has been made or threatened against the Subsidiary, or against any person whom the Subsidiary or the Vendor is or may be liable to compensate or indemnify, in respect of any act, event, omission or other matter arising out of or in connection with any of the following:

(a)	any application for employment by any person;

(b)	the employment or termination of employment of any person;

(c)	any retirement, death or disability benefit or any other benefit of whatever type;

(d)	any accident or injury which is not fully covered by insurance.

9.10	There is not, and during the three years preceding the date of this agreement there has not been, any industrial action or industrial dispute directly affecting the Subsidiary. The Vendor is not aware of any circumstances which could reasonably be expected to give rise to such industrial action or industrial dispute.

9.11	The Subsidiary has not made any loan or advance to any employee or past or prospective employee which is in excess of $20,000 and is outstanding.

Warranty 10 — Superannuation

10.1	The Subsidiary has no Superannuation Commitments.

10.2	The Subsidiary has no outstanding or unpaid superannuation contributions.

Warranty 11 — Litigation

11.1	There is:

(a)	no material Claim threatened or pending by or against a Group Company; or

(b)	as far as the Vendor is aware, no material fact, matter or circumstance likely to give rise to any Claim or Liability against a Group Company.

11.2	There are no material unsatisfied or outstanding judgments, orders or awards affecting a Group Company.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 28

11.3	No Group Company is currently involved in any material legal proceedings.

Warranty 12 — Tax

12.1	In Warranty 12:

Consolidated Group has the meaning given in section 703-5 of the 1997 Act.

GST has the meaning given in the GST Act.

GST Act means the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Relief includes either of the following:

(a)	Any relief, loss, allowance, credit, deduction, or set-off in computing income, profits or gains for the purpose of Tax, or any grant conferred on any person; or

(b)	Any right to repayment of Tax (whether or not including interest or penalties) available to that person.

Tax Law means any law in relation to any Tax.

Tax Authority means any government, semi-government, administrative, municipal, statutory, fiscal or judicial body, department, commission, authority, tribunal, agency, entity or person responsible for the collection of any Tax or administration of any Tax Law.

1997	Act means the Income Tax Assessment Act 1997 (Cth).

1936	Act means the Income Tax Assessment Act 1936 (Cth).

Taxation liabilities

12.2	All Tax of any nature whatsoever whether of Australia or elsewhere for which any Group Company is liable or for which any Group Company is liable to account has been duly paid or accrued (in so far as such Tax ought to have been paid or accrued).

12.3	No Group Company is, nor will in the future become, subject to any Taxes on or in respect of or by reference to its profits, gains, income, sales, disposals or deemed disposals of or transactions in relation to assets, inventory, or other property for any period up to and including the Accounts Date in excess of the provision for Tax included in the Accounts. No Group Company has nor will become liable to repay any sales tax credit claimed in excess of amounts entitled to be claimed under the Sales Tax Assessment Act 1992 (Cth).

12.4	No Group Company has done anything which has or would give rise to a liability to Tax under the Taxation (Unpaid Company Tax) Assessment Act 1982 (Cth), whether or not that liability has been discharged.

Deductions and PAYG

12.5	Each Group Company has complied with all of its obligations under any statutory provisions requiring the deduction or withholding of Tax from amounts paid by the Group Company, whether on its own behalf or as agents, and has properly accounted for any Tax so deducted or withheld to any Tax Authority (other than amounts which have yet to become payable). This includes all amounts of Tax required under statutory provisions to be deducted from the salary or wages of Employees of each Group Company.

12.6	No event has occurred as a result of which any Tax from which a Group Company has obtained Relief has become payable.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 29

Consolidated Group Tax

12.7	At the date of Completion, no Group Company is, or has been, a subsidiary member or head company of a Consolidated Group.

Tax returns

12.8	All necessary information, notices, elections, computations and returns in respect of the Tax obligations of the Group have been lodged or filed with the appropriate taxation authorities in accordance with applicable laws and within the prescribed time.

12.9	No Tax return, election or notice lodged or filed by a Group Company contains either of the following:

(a)	A false or misleading statement or omits to refer to a matter which is required to be included or without which the statement is false or misleading.

(b)	A material error or a material omission relating to the assessment of a Tax liability of a Group Company.

12.10	Each Group Company has maintained sufficient records to support all returns lodged or filed relating to Taxes and to comply with any relevant Tax legislation.

Penalties and Interest

12.11	No Group Company has within the past six years paid or become liable to pay, nor, as far as the Vendor is aware, are there any circumstances by reason of which a Group Company will become liable to pay, any penalty, fine, surcharge or interest whether charged by virtue of the provisions of the Tax Acts, the Sales Tax Assessment Act 1992 (Cth), the Tax Administration Act 1953 (Cth) or under any other law relating to Tax.

Investigations

12.12	No Group Company has within the past 12 months suffered any investigation audit or visit by the Commissioner of Tax or any other Tax Authority, and the Vendor is not aware of any such investigation audit or visit planned for the next 12 months.

12.13	If a Group Company has suffered any investigation audit or visit by the Commissioner of Tax or any other Tax Authority during the past 12 months or at any time in the past five years, all information in relation to any such investigation audit or visit has been provided to the Buyer in writing.

Applications

12.14	Each application for a ruling, consent or clearance given to a Tax Authority on behalf of a Group Company fully and accurately disclosed all facts, circumstances and material necessary for the decisions of the taxation authority in connection with the application.

12.15	Each ruling, consent or clearance obtained by or on behalf of a Group Company from a Tax Authority in relation to a Tax issue is valid and effective.

12.16	Each transaction for which that ruling, consent or clearance has previously been obtained has been carried into effect in accordance with the terms of the application, ruling, consent or clearance.

12.17	No Group Company has taken any action which has or might alter or affect any arrangement, agreement or Tax ruling which has previously been negotiated with or obtained from the relevant Government agency under any Tax Law.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 30

Tax losses

12.18	The Tax losses of each Group Company, as disclosed in the most recent lodged corporate income tax return for each Group Company:

(a)	are available to be offset against future assessable income of each Group Companies (subject to the application of section 165-13 of the 1997 Act as a result of the transfer of the Shares);

(b)	have not been, and not required to be as a result of any transaction, act or omission on or before Completion, reduced as a result of the application of the commercial debt forgiveness rules contained in Schedule 2C of the 1936 Act except as follows:

(i)	except as disclosed in the income tax returns of each Group Company which have been reviewed as part of the Due Diligence Materials; and

(ii)	except as disclosed to, and agreed with, the Purchaser, and arising between the date of execution of this agreement and the Completion Date, up to a maximum of US$4,500,000; and

(iii)	except where such an application arises out of the assignment of any loan to the Assignee under a Transaction Document.

Debt Forgiveness

12.19	The commercial debt forgiveness rules contained in Schedule 2C of the 1936 Act have not applied in relation to any transaction, act or omission of a Group Company occurring or arising on or before Completion, except as follows:

(a)	except as disclosed in the income tax returns of each Group Company which have been reviewed as part of the Due Diligence Materials; and

(b)	except as disclosed to, and agreed with, the Purchaser, and arising between the date of execution of this agreement and the Completion Date, up to a maximum of US$4,500,000; and

(c)	except where such an application arises out of the assignment of any loan to the Assignee under a Transaction Document.

Share capital

12.20	No Group Company has a share capital account that is tainted under section 160ARDM of the 1936 Act by the transfer of an amount to the share capital account from any of its other accounts.

Records of Assets

12.21	Each Group Company maintains and has retained for the period required by law the following:

(a)	Accurate records of all assets to which Part IIIA of the 1936 Act or Parts 3.1 to 3.3 of the 1997 Act apply or have applied; and

(b)	Without limiting the generality of the foregoing, accurate records of all information relating to those assets as was referred to in section 160ZZU of the 1936 Act or is referred to in Division 121 of the 1997 Act.

Capital gains tax

12.22	No Group Company has sought capital gains tax Relief under s160ZZO of the 1936 Act or Division 126 of the 1997 Act with respect to any asset acquired by a Group Company and which is still owned by that Group Company.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 31

Australian residence

12.23	Each Group Company is and has throughout the past six years been resident in Australia for Tax purposes.

Tax avoidance

12.24	No Group Company has been a party to or otherwise involved in any transactions to which Part IVA of the 1936 Act or section 91 or Part 8 of the Sales Tax Assessment Act 1992 (Cth) applies.

12.25	Without limiting clause 12.24 of this schedule no Group Company has been involved in any transaction or series of transactions which, or any part of which, may for any Tax purposes be disregarded or reconstructed by reason of any motive to avoid, reduce or delay a possible liability to Tax.

GST

12.26	Any GST required to be paid by a Group Company to the Australian Tax Office has been imposed, obtained and remitted to the Australian Tax Office in accordance with its commitments under the GST Act. Each Group Company has complied with all of its obligations under the GST Act and other legislation associated with the introduction of the GST.

12.27	If under or by virtue of any agreement to which any Group Company is a party, any GST is liable to be paid in connection with any taxable supply made by that Group Company under that agreement, the Group Company will be entitled to recover from the party required to pay for the taxable supply an amount so that after meeting any liability to pay GST the Group Company retains the same amount as if GST was not payable in connection with the taxable supply.

12.28	No Group Company has been a party to or otherwise involved in any transaction to which Division 165 of the GST Act applies.

Stamp duty and other Taxes

12.29	All stamp duty and other Tax payable in respect of every agreement, document or transaction to which a Group Company is or has been a party or by which a Group Company derives, or has derived, a substantial benefit has been duly paid.

Warranty 13 — Insurance

13.1	Each Group Company’s insurances will be current until Completion and, as far as the Vendor is aware, nothing has been done or omitted to be done which will make any policy of insurance void or voidable or materially increase the premiums payable under any policy.

13.2	There are no outstanding material Claims made by a Group Company under any past or present policy of any Group Company and no circumstances are known which could lead to a claim being made.

13.3	No Group Company has received any notice from an insurer affecting its insurances.

13.4	The particulars of the insurance policies effected for the benefit of each Group Company which are set out in the Due Diligence Materials are complete and accurate.

Warranty 14 — Properties

General

14.1	The particulars of the Properties are true and correct in all respects.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 32

14.2	The Properties are the only land and buildings owned, used or occupied by the Group Company.

14.3	The Group Companies have exclusive occupation and right of quiet enjoyment of each of the Properties.

14.4	No notices have been received by a Group Company and there is no order, declaration, report, recommendation or approved proposal of a public authority or government department which would materially affect the use of any of the Properties.

14.5	No breach of planning legislation or of any by-laws, building regulations or other relevant legislation has, as far as the Vendor is aware, been committed in relation to any Property. No notice has been issued or injunction granted or applied for in respect of any breach or alleged breach of planning control or of any by-laws, building regulations or other relevant legislation.

Freehold Properties

14.6	In relation to those Properties, listed in Schedule 4, which are real property owned by the Group (Freehold Properties):

(a)	the Subsidiary is the registered holder and beneficial owner of the Freehold Properties;

(b)	all rates, taxes and levies (including land tax) applicable to the Freehold Properties have been paid; and

(c)	the Subsidiary has not sold, agreed to sell, granted any option to sell, lease or sublease or agreed to lease or sublease any of the Freehold Properties.

Leasehold Properties

14.7	In relation to the Properties, listed in Schedule 4, which are leased by the Company (Leasehold Properties):

(a)	there are no subsisting material breaches of the leases of the Leasehold Properties (Property Leases); and

(b)	no Group Company has received a notice of any breach of the Property Leases.

14.8	The Property Leases:

(a)	are valid and subsisting; and

(b)	have not been amended or modified.

Mining Lease

14.9	The Mining Lease has not been varied.

14.10	No notices have been given or received under the Mining Lease and there are no subsisting disputes involving the Mining Lease and as far as the Vendor is aware there is no material fact, matter or circumstance likely to give rise to any Claim or Liability under the Mining Lease.

14.11	All rent, royalties, fees and outgoings payable under the Mining Lease have been paid.

14.12	There has been no breach of clause 5C.1 of the Goldamere Deed.

Warranty 15 — Plant and Equipment

15.1	The machinery and plant, including fixed plant and machinery, and all vehicles and office equipment owned by the Subsidiary as at the Completion Date:

(a)	are in good repair and condition (subject to fair wear and tear);

(b)	are in satisfactory working order;

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 33

(c)	are and are maintained in accordance with industry best practice standards;

(d)	have been properly serviced; and

(e)	are not surplus to the Subsidiary’s requirements.

Warranty 16 — Environment

16.1	As far as the Vendor is aware, the Subsidiary has not received any notice or other communication that notifies or alleges that it is in breach of any Environmental Law or Environmental Authorisation, or that any Environmental Authorisation may be subject to modification, suspension or revocation. As far as the Vendor is aware, there are no circumstances likely to give rise to any breach, modification, suspension or revocation of an Environmental Authorisation.

16.2	There is no charge or covenant against or over the Land or assets of the Subsidiary in favour of any relevant environmental protection authority as security for the clean-up or other costs under any relevant Environmental Law.

16.3	All Environmental Authorisations required to be held by the Subsidiary have been obtained, are in full force and effect, have been complied with at all times.

16.4	As far as the Vendor is aware, the Subsidiary has complied with all Environmental Laws and all Environmental Authorisations.

16.5	As far as the Vendor is aware, no aspect of the Subsidiary’s or any former owner or occupier’s occupation or use of any of the Properties could give rise to loss, liability, claims, prosecutions or legal proceedings against the Subsidiary as owner or occupier of the Properties.

16.6	The Subsidiary has not taken any action with respect to the Properties, which has aggravated or extended the Subsidiary’s liability under an Environmental Law for any contamination, pollutant or pollution on the Properties that may have been caused by past operations of a former occupier of the Properties.

Warranty 17 — Compliance with statutory requirements

17.1	As far as the Vendor is aware:

(a)	the Group holds all statutory leases, licences, consents, approvals and authorisations necessary for carrying on the Business and the use of the Property;

(b)	each Group Company has complied with the terms of those leases, licences, consents, approvals and authorisations; and

(c)	there are no facts which could prejudice renewal or lead to revocation or variation in any material respect of those leases, licences, consents, approvals and authorisations.

17.2	Each Group Company has complied at all times with all current laws and codes of practice concerning all matters pertaining to its affairs including the conduct of the Business and:

(a)	the protection of human health; and

(b)	the conditions of the work place.

17.3	There are no outstanding notices or orders affecting a Group Company or the Business and the Vendor is not aware of any circumstance which may reasonably result in the imposition of any such notice or order.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 34

17.4	As far as the Vendor is aware, there have not been and are not pending, or in existence, any investigations or enquiries by, or on behalf of, any Governmental Authority in respect of any of the affairs of any Group Company.

17.5	The Subsidiary has not paid any commission or made any payment whether to secure business or otherwise, to any person, firm or company which in the hands of such person, firm or company would, in accordance with the relevant law be illegal.

17.6	As far as the Vendor is aware, no director, officer, agent, employee or other person acting on behalf of any Group Company has been party to the use of any assets of the Group Company for unlawful contributions, gifts, entertainment or other unlawful expenses relating to any activity, including any political activity, or to the establishment or maintenance of any unlawful or unrecorded fund of monies or other assets, or to the making of any false or fictitious entries in the books or records of a Group Company, or to the making of any unlawful payment.

Warranty 18 — Related party contracts

18.1	No Group Company is a party to any contract or arrangement in which the Vendor or any Associate of the Vendor is interested, directly or indirectly, nor has there been any such contract or arrangement at any time during the six years up to the date of this agreement.

18.2	No Group Company is a party to, nor have its profits or financial position during the three financial years ending on the Accounts Date been affected by, any contract or arrangement which is not of an entirely arms length nature.

18.3	Neither the Vendor nor any Associate of the Vendor is a party to any outstanding agreement or arrangement for the provision of finance, goods, services or other facilities to or by any Group Company or in any way relating to any Group Company or its affairs. Since the Accounts Date no amount has been paid pursuant to any such agreement or arrangement and the amount payable up to Completion is not more than US$419,682.

18.4	In this Warranty 18, Associate has the meaning given to that term by section 318 of the Income Tax Assessment Act 1936.

Warranty 19 — Intellectual property, information technology and confidential information

19.1	In warranty 19:

Intellectual Property Rights means all and any patents, patent applications, trade marks, service marks, trade names, registered designs, unregistered design rights, copyrights, know how, trade secrets, domain names, internet addresses, rights in confidential information, and all and any other intellectual property rights, whether registered or unregistered, and including all applications and rights to apply for any of the same.

19.2	No activities of the Subsidiary (or of any licensee under any licence granted by a Group Company) infringe or are likely to infringe any Intellectual Property Rights of any third party and, as far as the Vendor is aware, no claim has been made against the Subsidiary or any such licensee in respect of such infringement.

19.3	Details of all registered Intellectual Property Rights (including applications to register the same) and all commercially significant unregistered Intellectual Property Rights owned or used by the Subsidiary are set out in the Due Diligence Materials.

19.4	The Subsidiary is the sole legal and beneficial owner of or applicant for the Intellectual Property Rights referred to in clause 19.5 free of any Encumbrance.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 35

19.5	Details are set out in the Due Diligence Materials of all material licences and other agreements relating to Intellectual Property Rights to which the Subsidiary is a party (whether as licensor or licensee) or which relate to any Intellectual Property Rights owned by the Subsidiary. The Subsidiary is not in breach of any such agreement, and as far as the Vendor is aware, no third party is in breach of any such agreement.

19.6	The Subsidiary owns or has licensed to it all Intellectual Property Rights it requires to carry on the Business as such business has been carried on during the year prior to the date of this agreement. These rights will not be affected by the acquisition of the Shares by the Purchaser.

19.7	The Vendor is not aware of any unauthorised use by any person of any Intellectual Property Rights or confidential information of the Subsidiary.

19.8	As far as the Vendor is aware, no Group Company nor any predecessor in the Business has at any time disclosed to any person other than the Purchaser any of the following:

(a)	any secret or confidential information or property of the Subsidiary, including (without limitation) financial information, trade secrets, plans, statistics, documents, files, client lists, marketing information, records and papers;

(b)	any other information relating to the Business which could reasonably cause loss or damage to, or have a material adverse affect on the Business; or

(c)	any secret or confidential information relating to any customers, clients, employees and agents of the Business or to any other person who has or has had any dealings with it,

except as required by law, to a Group Company’s professional advisor, during the ordinary course of business or during the course of due diligence investigations, such disclosure or due diligence investigations taking place subject to an obligation of confidentiality.

19.9	The Vendor has disclosed to the Purchaser, in the Due Diligence Materials, all information technology which the Subsidiary owns or uses in order to carry on the Business, as well as the basis of that ownership. It has disclosed to the Purchaser in writing all lease, hire and other arrangements relating to that information technology.

19.10	All the records and systems (including computer systems) and all data and information of a Group Company are recorded, stored, maintained, operated or held exclusively by a Group Company. They are not wholly dependent on any facilities or means (including any electronic, mechanical or photographic process, computerised or otherwise) which are not under the exclusive ownership and control of a Group Company. Any records for which a Group Company is partly dependent on facilities or means not under its exclusive ownership and control, may be obtained on the provision of reasonable notice at reasonable costs (eg photocopying, postage, shipping etc).

19.11	No Group Company has disclosed to any third party any of those records, control and other systems, data or information referred to in paragraph 19.10.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 36

Schedule 3 — Properties

Part A: Freehold Properties

Freehold Property:	Volume 55114 Folio 1
Volume 65928 Folio 1
Volume 251431 Folio 1
Volume 14503 Folio 1
Volume 64188 Folio 1
Volume 22140 Folio 1
Volume 66530 Folio 1
Volume 55114 Folio 2
Volume 55114 Folio 3
Volume 55117 Folio 243
Volume 23483 Folio 2
Volume 66530 Folio 2
Volume 6887 Folio 101

Registered proprietor:	Goldamere Pty Limited ACN 073 634 581

Mortgages:	Real Property Mortgage granted by Goldamere Pty Limited in favour of Societe Generale dated 20 August 2004 in relation to the freehold properties marked in italic text above.

Real Property Mortgage (Registered Mortgage No C82324) granted by Goldamere Pty Limited in favour of Arbutus Holding Limited in relation to the freehold properties marked in italic text above.

Part B: Leasehold Properties and Property Leases

Leasehold Property:	58-60 Wilmot Street

Burnie TAS 7320

Property Lease dated:	16 February 2001

Lessor:	I.R.M. Holdings Pty Limited (prior to 21 April 2004 the lessor was Braddon Securities Pty Limited)

Lessee:	Goldamere Pty Limited

Rent:	$3,500 per month

Term:	3 years from 1 March 2001 to 1 March 2003 with two options of 3 years each available to the lessee. There are no written records of the exercise by the Subsidiary of the option to extend this lease.

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 37

Rent review clause:	Rent will increase yearly (except for the first year of a renewed term) in accordance with the Consumer Price Index for Hobart (all groups), provided that the increase is no less than 2% and no more than 5% of the amount payable in the previous year.

Change of control clause:	None

Leasehold Property:	Suite 562/563,
Level 5 Edgecliff Centre,
203-233 New South Head Road,
Edgecliff NSW 2027

Property Lease dated:	7 January 1999

Lessor:	Edgecliff Serviced Offices Pty Limited

Lessee:	Goldamere Pty Limited

Rent:	$2,750 per month

Car Space License fee:	$500 per month

Term:	12 months from 1 April 2004 to 31 March 2005 and thereafter month to month

Rent review clause:	The Lessor may increase the rent at any time in accordance with the Consumer Price Index for Sydney (all groups) and pass on to the lessee any increases in taxes, rates and outgoings applicable to the leased property. After the expiration of the initial term or a renewed term, the rent payable month to month will be the rate applicable on the last day of the expiring term plus 20%.

Change of control clause:	None

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 38

Signing page

EXECUTED as an agreement.

Executed by Ivanhoe Mines Ltd. by its attorney Sebastian Hempel under power of attorney dated 3 February 2005 in the presence of

/s/ Sean Stabb	/s/ Sebastian Hempel

Signature of witness	Sebastian Hempel

SEAN STABB

Name of witness (print)

Executed by Stemcor Pellets Ltd by its attorney Paul Whitehead under power of attorney dated 3 February 2005 in the presence of

/s/ Thomas Girgensohn	/s/ Paul Whitehead

Signature of witness	Paul Whitehead

T. GIRGENSOHN

Name of witness (print)	Thomas Girgensohn

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Beviron Share Sale Agreement | page 39

Schedule 3 - Deed of Assignment

Minter Ellison | Ref: JSTH:AWDA 20-4747684	Head Agreement | page 25

Deed of assignment

Ivanhoe Mines Ltd. (Assignor)
Dominant Holdings AG (Assignee)

AURORA PLACE, 88 PHILLIP STREET, SYDNEY NSW 2000, DX 117 SYDNEY
TEL: +612 9921 8888 FAX: +612 9921 8123
www.minterellison.com

SYD5_221810_7 (W97)

Deed of assignment

Details		4

Agreed terms		5

1.	Defined terms & interpretation	5
1.1	Defined terms from Head Agreement	5
1.2	Defined terms	5
1.3	Interpretation	6
1.4	Headings	7

2.	Assignment	7
2.1	Assignment	7
2.2	Payment of Total Consideration	8

3.	Completion	8
3.1	Time and place	8
3.2	Assignor’s obligations	8
3.3	Further assurance	8

4.	Payment of Initial Transaction Consideration - Tranche 1; giving of notices of assignment	8
4.1	Assignee’s and Assignor’s obligations	8
4.2	Non performance	8

5.	Representations and warranties	8
5.1	Representations and warranties	8
5.2	Assignor’s additional representations and warranties	9
5.3	Assignee’s acknowledgment	9
5.4	Making of representations and warranties	9

6.	GST	9
6.1	Interpretation	9
6.2	GST gross up	9
6.3	Reimbursements	9
6.4	Tax invoice	10

7.	Notices and other communications	10
7.1	Service of notices	10
7.2	Effective on receipt	10

8.	Miscellaneous	10
8.1	Alterations	10
8.2	Approvals and consents	10
8.3	Assignment	10
8.4	Costs	10
8.5	Stamp duty	10
8.6	Survival	11
8.7	Counterparts	11
8.8	No merger	11
8.9	Further action	11
8.10	Severability	11

Minter Ellison | Ref: SKXL/RCA: 20-4747684 SYD5_221810_7 (W97)	Deed of Assignment | page 2

8.11	Waiver	11
8.12	Relationship	11
8.13	Governing law and jurisdiction	11

Signing page		12

Annexure A - Form of notice of assignment

Minter Ellison | Ref: SKXL/RCA: 20-4747684 SYD5_221810_7 (W97)	Deed of Assignment | page 3

Details

Date	2005

Parties

Name	Ivanhoe Mines Ltd.
ARBN	075 217 097
Short form name	Assignor
Notice details	Suite 654, 999 Canada Place, Vancouver, British Columbia V6C 3E1, Canada
Facsimile: +1 604 682 6728
Attention: Peter Meredith

Name	Dominant Holdings AG — CH-130.0.005.376-5

Short form name	Assignee
Notice details	Poststrasse 5
CH-8808 Pfaeffikon SZ
Switzerland
Facsimile +41 58 261 5001
Attention: Andreas Baer

Background

A The Assignor is the legal and beneficial owner of the Rights and the Associated Rights.

B The Assignor has agreed to assign the Rights and the Associated Rights to the Assignee according to the terms of this document.

Minter Ellison | Ref: SKXL/RCA: 20-4747684 SYD5_221810_7 (W97)	Deed of Assignment | page 4

Agreed terms

1.	Defined terms & interpretation

1.1	Defined terms from Head Agreement

Terms defined in the Head Agreement have the same meanings when used in this document unless otherwise defined in this document.

1.2	Defined terms

In this document:

Arbutus Debt means the amount of US$8,192,085 owing by Arbutus to the Assignor, details of which are set out in the Arbutus Debt Deed of Acknowledgment.

Arbutus Debt Deed of Acknowledgment means the document so entitled dated on or about the date of this document between the Assignor and Arbutus.

Associated Rights means all benefits, rights, powers, remedies, actions, suits or causes whatsoever which the Assignor has against Arbutus, Beviron and Goldamere under or in connection with the Rights.

Beviron Debt 2 means the amount of US$5,000,000 owing by Beviron to the Assignor, details of which are set out in the Beviron Debt 2 Deed of Acknowledgment.

Beviron Debt 2 Deed of Acknowledgment means the document so entitled dated on or about the date of this document between the Assignor and Beviron.

Beviron Debt 3 means the amount of US$11,012,920 owing by Beviron to the Assignor, details of which are set out in the Beviron Debt 3 Deed of Acknowledgment.

Beviron Debt 3 Deed of Acknowledgment means the document so entitled dated on or about the date of this document between the Assignor and Beviron.

Beviron Debt 6 means the amount of A$11,000,000 owing by Beviron to the Assignor, details of which are set out in the Beviron Debt 6 Deed of Acknowledgment.

Beviron Debt 6 Deed of Acknowledgment means the document so entitled dated on or about the date of this document between the Assignor and Beviron.

Beviron/Goldamere Deeds of Acknowledgment mean:

(a)	the document entitled ‘Beviron/Goldamere Debt 2 Deed of Acknowledgment’ dated on our about the date of this document between Beviron and Goldamere; and

(b)	the document entitled ‘Beviron/Goldamere Debt 3 Deed of Acknowledgment’ dated on our about the date of this document between Beviron and Goldamere.

Business Day means:

(a)	for receiving a Notice under clause 7, a day that is not a Saturday, Sunday, public holiday or bank holiday in the place where the Notice is received; and

(b)	for all other purposes, a day that is not a Saturday, Sunday, public holiday or bank holiday in New South Wales.

Business Hours means from 9.00am to 5.00pm on a Business Day.

Minter Ellison | Ref: SKXL/RCA:20-4747684 SYD5_221810_7 (W97)	Deed of Assignment | page 5

Completion Date means 25 February 2005 or such later date agreed between the Assignor and the Assignee, but in any event no later than one Business Day prior to the Share Sale Completion Date.

Consideration means the aggregate ofthe Beviron Debt 2 Consideration, the Beviron Debt 3 Consideration, the Beviron Debt 6 Consideration, the Goldamere Debt Consideration and the Arbutus Debt Consideration.

Deeds of Acknowledgment means the Beviron Debt 2 Deed of Acknowledgment, the Beviron Debt 3 Deed of Acknowledgment, the Beviron Debt 6 Deed of Acknowledgment, the Goldamere Debt Deed of Acknowledgment and the Arbutus Debt Deed of Acknowledgment.

Encumbrance means any:

(a)	security for the payment of money or performance of obligations, including a mortgage, charge, lien, pledge, trust or flawed deposit arrangement;

(b)	right, interest or arrangement which has the effect of giving another person a preference, priority or advantage over creditors including any right of set-off;

(c)	notice or direction under sections 218 or 255 of the Income Tax Assessment Act 1936 (Cwlth) or under section 74 of the Sales Tax Assessment Act 1992 (Cwlth) or under section 260-5 of the Taxation Administration Act 1953 (Cwlth) or under any provision of any law which has a similar effect;

(d)	third party right or interest or any right arising as a consequence of the enforcement of a judgment,

or any agreement to create any of them or allow them to exist.

Goldamere Debt means the amounts of US$15,200,397 and A$4,457,802 owing by Goldamere to the Assignor, details of which are set out in the Goldamere Debt Deed of Acknowledgment.

Goldamere Debt Deed of Acknowledgment means the document so entitled dated on or about the date of this document between the Assignor and Goldamere.

Government Agency means any government or any governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity in Australia (whether federal, state or local) or any other part of the world.

Head Agreement means the agreement so entitled and dated 4 February 2005 between the Assignor, the Assignee, Stemcor Pellets Ltd and Stemcor Holdings Ltd

Rights means all the right, title and interest of the Assignor in the Debts and the rights of the Assignor against Arbutus, Beviron and Goldamere in the Deeds of Acknowledgment.

Share Sale Completion means Completion under and as defined in the Beviron Agreement.

Share Sale Completion Date means the Completion Date under and as defined in the Head Agreement.

Total Consideration means:

(a)	the Consideration; or

(b)	the Transaction Consideration,

whichever is less.

1.3	Interpretation

In this document, except where the context otherwise requires:

Minter Ellison | Ref: SKXL/RCA:20-4747684 SYD5_221810_7 (W97)	Deed of Assignment | page 6

(a)	the singular includes the plural and vice versa, and a gender includes other genders;

(b)	another grammatical form of a defined word or expression has a corresponding meaning;

(c)	a reference to a clause, paragraph, schedule or annexure is to a clause or paragraph of, or schedule or annexure to, this document, and a reference to this document includes any schedule or annexure;

(d)	a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

(e)	a reference to A$, $A or AUD is to Australian currency;

(f)	a reference to US$, $US or USD is to currency of the United States of America;

(g)	a reference to time is to Sydney, Australia time;

(h)	a reference to a party is to a party to this document, and a reference to a party to a document includes the party’s executors, administrators, successors and permitted assigns and substitutes;

(i)	a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

(j)	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(k)	a word or expression defined in the Corporations Act has the meaning given to it in the Corporations Act;

(l)	the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;

(m)	any agreement, representation, warranty or indemnity by two or more parties (including where two or more persons are included in the same defined term) binds them jointly and severally;

(n)	a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this document or any part of it;

(o)	if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day; and

(p)	a reference to except as disclosed is to something that is disclosed in this document.

1.4	Headings

Headings are for ease of reference only and do not affect interpretation.

2.	Assignment

2.1	Assignment

The Assignor assigns the Rights and the Associated Rights to the Assignee:

(a)	for the Total Consideration;

(b)	free from any Encumbrance; and

(c)	on the Completion Date.

Minter Ellison | Ref: SKXL/RCA:20-4747684 SYD5_221810_7 (W97)	Deed of Assignment | page 7

2.2	Payment of Total Consideration

The Assignee must pay the Total Consideration in accordance with clause 3 of the Head Agreement.

3.	Completion

3.1	Time and place

Completion will take place at 10.00am on the Completion Date at the offices of Minter Ellison at Level 19, 88 Phillip Street, Sydney, or another time and place agreed by the parties.

3.2	Assignor’s obligations

At Completion, the Assignor must deliver an original of each Deed of Acknowledgment and the Beviron/Goldamere Deeds of Acknowledgment (each duly executed by the parties to those documents) and each in the form agreed by the Assignee to the Assignee.

3.3	Further assurance

The Assignor undertakes to the Assignee by way of further assurance that it will from time to time, upon the written request and at the cost of the Assignee make, do or execute or cause to be made, done or executed all such deeds, acts and assurances that are reasonably necessary to perfect the transfers and assignments from the Assignor to the Assignee under this document (including without limitation, by providing proper answers to any requisitions issued by any revenue or other authority).

4.	Payment of Initial Transaction Consideration - Tranche 1; giving of notices of assignment

4.1	Assignee’s and Assignor’s obligations

Immediately following payment of the Initial Transaction Consideration — Tranche 1 in accordance with clause 3.2 of the Head Agreement, the Assignor must deliver to each of Beviron, Goldamere and Arbutus (with a copy to the Assignee) a notice (in the form of Annexure A) from the Assignor to the directors of Beviron, Goldamere and Arbutus respectively notifying them of the assignments of the relevant Rights and the Associated Rights to the Assignee.

4.2	Non performance

If payment of the Initial Transaction Consideration — Tranche 1 in accordance with clause 3.2 of the Head Agreement does not occur by the Business Day immediately following the Completion Date (or such later date agreed between the parties) (the Relevant Date), then with effect from 11.59pm on the Relevant Date the interest of the Assignee in the Debts is automatically extinguished without the need for the execution of any document or the making of any further act, and all right, title and interest in the Rights and the Associated Rights revert to the Assignor and in such event no party will have any obligation to the other under this document.

5.	Representations and warranties

5.1	Representations and warranties

Each party represents and warrants to the other party that:

(a)	it is validly existing and is in good standing under the laws of its place of incorporation or registration;

Minter Ellison | Ref: SKXL/RCA:20-4747684 SYD5_221810_7 (W97)	Deed of Assignment | page 8

(b)	it has the power (not limited by its constitution) to enter into and perform its obligations under this document and to carry out the transactions contemplated by this document;

(c)	it has taken all necessary action to authorise its entry into and performance of this document and to carry out the transactions contemplated by this document; and

(d)	its obligations under this document are valid and binding and enforceable against it in accordance with their terms.

5.2	Assignor’s additional representations and warranties

The Assignor makes the following additional representations and warranties:

(a)	it is the absolute legal and beneficial owner of the Rights and the Associated Rights;

(b)	it is entitled to assign the Rights and the Associated Rights;

(c)	the details relating to each Debt set out in each Deed of Acknowledgment are complete and correct; and

(d)	on Completion, there will be no Encumbrances over or affecting any Right or any Associated Right and the Assignor is not party to any agreement under which it has agreed to grant any Encumbrance over any Right or any Associated Right.

Except as expressly stated in this document, the Head Agreement and the Deeds of Acknowledgment, the Assignor makes no representation, warranty or acknowledgment express or implied with respect to the transactions contemplated by this document.

5.3	Assignee’s acknowledgment

The Assignee acknowledges that it is not relying on any representation, warranty or acknowledgment given by the Assignor except as expressly set out in this document, the Head Agreement or the Deeds of Acknowledgment.

5.4	Making of representations and warranties

The representations and warranties in this clause 5 are made and repeated (as applicable) by the relevant party on the date of this document and the Completion Date.

6.	GST

6.1	Interpretation

In this clause 6, a word or expression defined in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) has the meaning given to it in that Act.

6.2	GST gross up

If a party makes a supply under or in connection with this document in respect of which GST is payable, the consideration for the supply but for the application of this clause 6.2 (GST exclusive consideration) is increased by an amount equal to the GST exclusive consideration multiplied by the rate of GST prevailing at the time the supply is made.

6.3	Reimbursements

If a party must reimburse or indemnify another party for a loss, cost or expense, the amount to be reimbursed or indemnified is first reduced by any input tax credit the other party is entitled to for the loss, cost or expense, and then increased in accordance with clause 6.2.

Minter Ellison | Ref: SKXL/RCA:20-4747684 SYD5_221810_7 (W97)	Deed of Assignment | page 9

6.4	Tax invoice

A party need not make a payment for a taxable supply made under or in connection with this document until it receives a tax invoice for the supply to which the payment relates.

7.	Notices and other communications

7.1	Service of notices

A notice, demand, consent, approval or communication under this document (Notice) must be:

(a)	in writing, in English and signed by a person duly authorised by the sender; and

(b)	hand delivered or sent by prepaid post or facsimile to the recipient’s address for Notices specified in the Details, as varied by any Notice given by the recipient to the sender.

7.2	Effective on receipt

A Notice given in accordance with clause 7.1 takes effect when taken to be received (or at a later time specified in it), and is taken to be received:

(a)	if hand delivered, on delivery;

(b)	if sent by prepaid post, two Business Days after the date of posting (or seven Business Days after the date of posting if posted to or from a place outside Australia);

(c)	if sent by facsimile, when the sender’s facsimile system generates a message confirming successful transmission of the entire Notice unless, within eight Business Hours after the transmission, the recipient informs the sender that it has not received the entire Notice, but if the delivery, receipt or transmission is not on a Business Day or is after 5.00pm on a Business Day, the Notice is taken to be received at 9.00am on the next Business Day.

8.	Miscellaneous

8.1	Alterations

This document may be altered only in writing signed by each party.

8.2	Approvals and consents

Except where this document expressly states otherwise, a party may, in its discretion, give conditionally or unconditionally or withhold any approval or consent under this document.

8.3	Assignment

A party may only assign this document or a right under this document with the prior written consent of each other party.

8.4	Costs

Each party must pay its own costs of negotiating, preparing and executing this document.

8.5	Stamp duty

Any stamp duty, duties or other taxes of a similar nature (including fines, penalties and interest) in connection with this document or a transaction contemplated by this document, must be paid by the Assignee.

Minter Ellison | Ref: SKXL/RCA: 20-4747684 SYD5_221810_7 (W97)	Deed of Assignment | page 10

8.6	Survival

Any indemnity or any obligation of confidence under this document is independent and survives termination of this document. Any other term by its nature intended to survive termination of this document survives termination of this document.

8.7	Counterparts

This document may be executed in counterparts. All executed counterparts constitute one document.

8.8	No merger

The rights and obligations of the parties under this document do not merge on completion of any transaction contemplated by this document.

8.9	Further action

Each party must do, at its own expense, everything reasonably necessary (including executing documents) to give full effect to this document and the transactions contemplated by it.

8.10	Severability

A term or part of a term of this document that is illegal or unenforceable may be severed from this document and the remaining terms or parts of the term of this document continue in force.

8.11	Waiver

A party does not waive a right, power or remedy if it fails to exercise or delays in exercising the right, power or remedy. A single or partial exercise of a right, power or remedy does not prevent another or further exercise of that or another right, power or remedy. A waiver of a right, power or remedy must be in writing and signed by the party giving the waiver.

8.12	Relationship

Except where this document expressly states otherwise, it does not create a relationship of employment, trust, agency or partnership between the parties.

8.13	Governing law and jurisdiction

This document is governed by the law of New South Wales and each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales.

Minter Ellison | Ref: SKXL/RCA: 20-4747684 SYD5_221810_7 (W97)	Deed of Assignment | page 11

Signing page

EXECUTED as a deed.

Executed by Ivanhoe Mines Ltd.

Signed sealed and delivered by

as attorney for Ivanhoe Mines Ltd under power of attorney dated in the presence of

	←		←
Signature of witness		Signature of attorney

Name of witness (print)

Executed by Dominant Holdings AG

Signed sealed and delivered by

as attorney for Dominant Holdings AG under power of attorney dated in the presence of

	←		←
Signature of witness		Signature of attorney

Name of witness (print)

Minter Ellison | Ref: SKXL/RCA: 20-4747684 SYD5_221810_7 (W97)	Deed of Assignment | page 12

Annexure A

Form of notice to Goldamere, Beviron and Arbutus

Annexure to Deed of assignment

SYD5_221810_7 (W97)

106

[On letterhead of Ivanhoe Mines Ltd]

NOTICE OF ASSIGNMENT

[Date]

To:	[[Arbutus Holding Ltd (Arbutus) /Beviron Pty Limited ACN 078 197 323 (Beviron) /Goldamere Pty Ltd ACN 073 634 581 (Goldamere)1]
[Address]
Attention: The Directors

We refer to the Deed of Assignment dated [         ] 2005 between Ivanhoe Mines Ltd and Dominant Holdings AG (Deed of Assignment).

Ivanhoe Mines Ltd (IVN) hereby gives you irrevocable notice that, pursuant to the Deed of Assignment:

(a)	it has assigned all of its right, title and interest in and to the [Arbutus Debt/Beviron Debt 2, Beviron Debt 3 and Beviron Debt 6/Goldamere Debt and the rights of IVN against [Arbutus/Beviron/Goldamere in the [Arbutus Debt Deed of Acknowledgment/the Beviron Debt 2 Deed of Acknowledgment, the Beviron Debt 3 Deed of Acknowledgment and the Beviron Debt 6 Deed of Acknowledgment/the Goldamere Debt Deed of Acknowledgment2], including all Associated Rights, to Dominant Holdings AG; and

(b)	you must from this date on pay all amounts that are owing from time to time in respect of [Arbutus Debt/Beviron Debt 2, Beviron Debt 3 and Beviron Debt 6/Goldamere Debt3] to Dominant Holdings AG and not to Ivanhoe Mines Ltd.

For the purposes of this notice:

Associated Rights means all benefits, rights, powers, remedies, actions, suits or causes whatsoever which IVN has against [Arbutus/Beviron/Goldamere4] in respect of its right, title and interest in the [Arbutus Debt/Beviron Debt 2, Beviron Debt 3 and Beviron Debt 6/Goldamere Debt] and the rights of IVN against [Arbutus/Beviron/Goldamere] in the [Arbutus Debt Deed of Acknowledgment/the Beviron Debt 2 Deed of Acknowledgment, the Beviron Debt 3 Deed of Acknowledgment and the Beviron Debt 6 Deed of Acknowledgment/the Goldamere Debt Deed of Acknowledgment5]

[Arbutus Debt means the amount of US$10,643,050 owing by Arbutus to IVN, details of which are set out in the document entitled Arbutus Debt Deed of Acknowledgment (Arbutus Debt Deed of Acknowledgment) dated [          ] 2005 between IVN and Arbutus.

Beviron Debt 2 means the amount of US$5,000,000 owing by Beviron to IVN, details of which are set out in the document entitled Beviron Debt 2 Deed of Acknowledgment (Beviron Debt 2 Deed of Acknowledgment) dated [             ] 2005 between IVN and Beviron.

Beviron Debt 3 means the amount of US$11,012,920 owing by Beviron to IVN, details of which are set out in the document entitled Beviron Debt 3 Deed of Acknowledgment (Beviron Debt 3 Deed of Acknowledgment) dated [          ] 2005 between IVN and Beviron.

[1]	Delete as applicable

[2]	Delete as applicable

[3]	Delete as applicable

[4]	Delete as applicable

[5]	Delete as applicable

SYD5_221810_7 (W97)

Beviron Debt 6 means the amount of A$11,000,000 owing by Beviron to IVN, details of which are set out in the document entitled Beviron Debt 6 Deed of Acknowledgment (Beviron Debt 6 Deed of Acknowledgment) dated [          ] 2005 between IVN and Beviron.

Goldamere Debt means the amounts of US$15,200,397 and A$4,457,802 owing by Goldamere to IVN, details of which are set out in the document entitled Goldamere Debt Deed of Acknowledgment (Goldamere Debt Deed of Acknowledgment) dated [             ] 2005 between IVN and Goldamere.6]

For and on behalf of
Ivanhoe Mines Ltd
by its attorney pursuant
to Power of Attorney dated
[          ] 2005

Signature of Attorney

Name (Print)

[6]	Delete as applicable

SYD5_221810_7 (W97)

Signing page

EXECUTED as an agreement.

Executed by Ivanhoe Mines Ltd. by its
attorney Sebastian Hempel under power of
attorney dated 3 February 2005 in the
presence of

/s/ Angus Davison	/s/ Sebastian Hempel

Signature of witness	Sebastian Hempel

ANGUS DAVISON
Name of witness (print)

Executed by Stemcor Pellets Ltd by its
attorney Paul Whitehead under power of attorney
dated 3 February 2005 in the presence of

/s/ Thomas Girgensohn	/s/ Paul Whitehead

Signature of witness	Paul Whitehead

T. GIRGENSOHN

Name of witness (print)	Thomas Girgensohn

Executed by Dominant Holdings AG by its
attorney Paul Whitehead under power of
attorney dated 3 February 2005 in the presence of

/s/ Thomas Girgensohn	/s/ Paul Whitehead

Signature of witness	Paul Whitehead

T. GIRGENSOHN

Name of witness (print)	Thomas Girgensohn

Executed by Stemcor Holdings Limited
by its attorney Paul Whitehead under
power of attorney dated 3 February 2005 in the
presence of

/s/ Thomas Girgensohn	/s/ Paul Whitehead

Signature of witness	Paul Whitehead

T. GIRGENSOHN

Name of witness (print)	Thomas Girgensohn

Minter Ellison | Ref: JSTH: AWDA 20-4747684	Head Agreement | page 26